UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 20 August 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Media Release
Unaudited Results
Six months ended 30 June 2020

SALIENT FEATURES

US$320 million* cash inflow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$405 million mine cash flow	1.087 million ounces of attributable gold production	US$1,065 per ounce of all-in cost	US$987** per ounce of all-in sustaining costs

*After all capital expenditure on Damang and exploration and project expenses at Salares Norte.
**Revised interpretation guidance (World Gold Council).

Net cash inflow of US$320m	Net debt (excluding lease liabilities) down to US$876m	Normalised earnings more than doubled to US$323m	Interim dividend = FY 2019	Salares Norte commenced. Funding plan secured after US$250m equity raise	COVID-19 impact largely contained thus far

STATEMENT BY NICK HOLLAND, CHIEF EXECUTIVE OFFICER

2020 is a year that will be remembered for generations to come, with COVID-19 changing the world as we know it. It has challenged our lives and our business in every way and will continue to do so in the coming months. However, we are proud of the resilience of our teams across our business who have prioritised the health and well-being of our people and the communities in which we operate. While some of our operations have been disrupted, we have managed to limit the impact on production for the group – a remarkable achievement indeed. A bittersweet respite for gold companies has been the rise in this safe haven metal to record levels. We are pleased to report that we have delivered this higher gold price in our H1 2020 results.

Regrettably, South Deep recorded one fatal accident during H1 2020. On 3 June 2020, Mr. Abel Magajane a shaft timberman lost his life while doing repair work on the Shaft orepass shoot, by falling down the ore-pass and subsequently succumbing to his injuries. Our sincere condolences go to his family, friends and work colleagues.

A Group Exco COVID-19 Crisis Management Team has met regularly since mid-March 2020 to coordinate actions to mitigate the impact of the pandemic on operations. Support to employees and contractors on how COVID-19 impacts them, with continued attention to their health and wellness, have been a key focus. Regional and site committees have performed similar roles. The table that follows provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.

COVID-19 report (as at 17 August 2020)	Total
Tested	20,091
Positive	1,443
Negative	17,935
Awaiting results*	719
Active cases*	658
Hospitalised*	13
Recovered	784
Died	3

*Note: "Awaiting results" and "Active cases" and "Hospitalised" refers to the current figures; the numbers include COVID-19 cases at Galiano Gold/Asanko.

As at 17 August 2020, Gold Fields has had a total of 1,443 COVID-19 positive cases among employees and contractors. Currently active cases are 658, of which 13 are receiving care in hospitals. The relatively large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. Testing among our workforce is also more stringent than in public health facilities in these countries. There have been no cases to date at our Australian mines.

One employee at Cerro Corona and one contractor at South Deep have died as a result of their COVID-19 infections. We cannot name them – for personal and regulatory reasons. It is also with deep sadness that we report the passing of our JV partner Galiano Gold's Chief Operating Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. Our heartfelt condolences go out to the families, friends and colleagues of these three men.

JOHANNESBURG. 20 August 2020: Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2020 of US$156m (US$0.18 per share). This compared with profit of US$71m (US$0.09 per share) for the six months to 30 June 2019. Normalised profit of US$323m for the six months to 30 June 2020 compared with profit of US$126m for the six months to 30 June 2019.

An interim dividend of 160 SA cents per share (gross) is payable on 14 September 2020.

FRONT PAGE

2020 is a year that will be remembered for generations to come, with COVID-19 changing the world as we know it. It has challenged our lives and our business in every way and will continue to do so in the coming months. However, we are proud of the resilience of our teams across our business who have prioritised the health and well-being of our people and the communities in which we operate. While some of our operations have been disrupted, we have managed to limit the impact on production for the group – a remarkable achievement indeed. A bittersweet respite for gold companies has been the rise in this safe haven metal to record levels. We are pleased to report that we have delivered this higher gold price in our H1 2020 results.

Regrettably, South Deep recorded one fatal accident during H1 2020. On 3 June 2020, Mr. Abel Magajane a shaft timberman lost his life while doing repair work on the Shaft orepass shoot, by falling down the ore-pass and subsequently succumbing to his injuries. Our sincere condolences go to his family, friends and work colleagues.

A Group Exco COVID-19 Crisis Management Team has met regularly since mid-March 2020 to coordinate actions to mitigate the impact of the pandemic on operations. Support to employees and contractors on how COVID-19 impacts them, with continued attention to their health and wellness, have been a key focus. Regional and site committees have performed similar roles. The table that follows provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.

COVID-19 report (as at 17 August 2020)	Total
Tested	20,091
Positive	1,443
Negative	17,935
Awaiting results*	719
Active cases*	658
Hospitalised*	13
Recovered	784
Died	3

*Note: "Awaiting results" and "Active cases" and "Hospitalised" refers to the current figures; the numbers include COVID-19 cases at Galiano Gold/Asanko

As at 17 August 2020, Gold Fields has had a total of 1,443 COVID-19 positive cases among employees and contractors. Currently, active cases are 658, of which 13 are receiving care in hospitals. The relatively large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. Testing among our workforce is also more stringent than in public health facilities in these countries. There have been no cases to date at our Australian mines.

One employee at Cerro Corona and one contractor at South Deep have died as a result of their COVID-19 infections. We cannot name them – for personal and regulatory reasons. It is also with deep sadness that we report the passing of our JV partner Galiano Gold's Chief Operating Officer, Mr. Josephat Zvaipa, as a result of complications associated with a COVID-19 infection. Our heartfelt condolences go out to the families, friends and colleagues of these three men.

JOHANNESBURG. 20 August 2020: Gold Fields Limited (NYSE & JSE: GFI) today announced profit attributable to owners of the parent for the six months to 30 June 2020 of US$156m (US$0.18 per share).This compared with profit of US$71m (US$0.09 per share) for the six months to 30 June 2019.Normalised profit of US$323m for the six months to 30 June 2020 compared with profit of US$126m for the six months to 30 June 2019.

An interim dividend of 160 SA cents per share (gross) is payable on 14 September 2020.

END OF FRONT PAGE

Attributable gold equivalent production for the six months ended 30 June 2020 increased marginally YoY to 1,087koz (H1 2019: 1,083koz), with the contribution from Gruyere and increased production days, largely offset by the impact of COVID-19 stoppages at South Deep and Cerro Corona, as well as the impact of the lower copper price at Cerro Corona, which resulted in lower gold equivalent ounces.

The increase in production days relates to a decision that was taken, during Q2 2020, to align the production month-end with the calendar month-end, which resulted in an extra 10 production days in H1 2020. These 10 extra production days also impacted Q2 2020. This once-off adjustment has no impact on H2 2020.

The impact of the extra production days is estimated at 45koz, while the lost production from COVID-19-related stoppages is approximately 42koz, comprising South Deep at 24koz and Cerro Corona at 18koz. The impact of the lower copper price on Cerro Corona is estimated at 13koz for H1 2020.

All-in sustaining costs (AISC) for the Group for H1 2020 of US$987/oz, compared to US$891/oz in H1 2019, an increase of 11% YoY, driven by an increase in net operating costs (mainly driven by a move of waste tonnes from capital to operating costs at Damang following intersection of the main orebody), sustaining capital expenditure and royalties (approximately US$15/oz) as well as lower by-product credits (due to the lower copper price). COVID-19 related costs are estimated at approximately US$20/oz for H1 2020 and are embedded in the AISC.

All-in cost (AIC) for H1 2020 were 4% lower YoY at US$1,065/oz (H1 2019: US$1,106/oz) as project capital was US$137m lower in H1 2020 compared to H1 2019, which more than offset the increases relating to AISC, discussed above.

We are pleased to report that Gold Fields delivered the higher gold price to the bottom line. Normalised earnings for the six months ended June 2020 more than doubled YoY to US$323m or US$0.37 per share compared to US$126m or US$0.15 per share for the six months ended June 2019.

In line with our dividend policy of paying out between 25% and 35% of normalised profit as dividends, we have declared an interim dividend of 160 SA cents per share which compared with the 2019 total dividend of 160 SA cents per share.

Strong cash generation and further improved balance sheet
The benefits of the new projects as well as the higher gold price were clearly evident during the first six months of 2020. During H1 2020, Gold Fields, generated net cash flow of US$320m for the six month period (after taking into account all costs in the business including debt service costs and all project capex), which compares to the net cash flow of US$80m in H1 2019. Looking at the core operations, the group generated net cash flow of US$405m in H1 2020, which compares to US$229m in H1 2019.

As reported in 2019, Gold Fields adopted the new lease standard (IFRS 16) on 1 January 2019, which impacted the reporting of net debt and the net debt to EBITDA ratio. There was a further decrease in the net debt balance during H1 2020, with the net debt balance at the end of June 2020 at US$1.24bn and a net debt to EBITDA ratio of 0.84x. This compares with a net debt balance of US$1.66bn and a net debt to EBITDA ratio of 1.29x at the end of December 2019. Excluding lease liabilities, the core net debt was US$876m at the end of H1 2020.

In July 2020, US$870m of the US$1,200m bank facilities were extended by one year. The facilities will run as follows:
- Tranche A: US$600m up to 25 July 2022 then US$435m from 26 July 2022 to 25 July 2023;
- Tranche B: US$600m up to 25 July 2024 then US$435m from 26 July 2024 to 25 July 2025.

Regional overview
Ghana
Total production decreased by 4% to 420koz for the six months ended 30 June 2020 from 438koz for the six months ended 30 June 2019 mainly due to decreased production at Damang following the completion of the Amoanda pit in H1 2019. Encouragingly, mining in the main Damang pit transitioned through the bulk of the Huni Sandstone during H1 2020, with minimal volumes of Huni Sandstone remaining. Mining at Damang will therefore be concentrated in the higher-grade and more consistent Tarkwa Phyllite deposits during H2 2020, which should result in a notable increase in production at the mine during the second half of the year. The percentage ore mined from the Tarkwa Phylite deposits increased to 35% in the June quarter from 20% in the

March quarter, and is expected to be at 30% in the second half of the year.

All-in cost increased by 9% to US$1,093/oz for the six months ended 30 June 2020 from US$1,007/oz for the six months ended 30 June 2019.

The region produced net cash flow (excluding Asanko) of US$139m for the six months ended 30 June 2020 compared to US$72m for the six months ended 30 June 2019. Gold Fields received US$37.5m on the redemption of preference shares from Asanko for the six months ended 30 June 2020, which if included, brings the total cash flow for the region for the six months ended 30 June 2020 to US$176.7m.

Australia
Gold Fields' Australian operations delivered another strong operational performance in H1 2020. Gold production increased by 14% to 494koz in the six months to 30 June 2020 from 435koz in the six months to June 2019, mainly due to the inclusion of Gruyere where commercial levels of production were reached at the end of September 2019.

All-in cost (which included capital expenditure on Gruyere) decreased by 13% to A$1,463/oz (US$960/oz) in H1 2020 from A$1,677/oz (US$1,185/oz) in H1 2019.

The region reported net cash flow of A$317m (US$208m) for the six months ended 30 June 2020 compared with A$130m (US$92m) for the six months ended 30 June 2019.

Peru
The Cerro Corona operation was significantly impacted by the COVID-19 pandemic during H1 2020, particularly during the June quarter. Equivalent gold production decreased by 31% to 108,700oz for the six months ended 30 June 2020 from 157,100oz for the six months ended 30 June 2019 underpinned by lower gold and copper grades processed due to the COVID-19 restrictions (18Koz), together with a lower price factor (13Koz), as well as lower grades mined in line with the current year plan.

All-in cost per equivalent ounce increased by 41% to US$984 per equivalent ounce for the six months ended 30 June 2020 from US$698 per equivalent ounce for the six months ended 30 June 2019 due to lower equivalent ounces sold and higher capital expenditure.

Despite the challenges, Cerro Corona generated net cash flow of US$49m for the six months ended 30 June 2020 compared to US$52m for the six months ended 30 June 2019.

South Africa
South Deep was also severely impacted by the COVID-19 pandemic and related lockdown restrictions during H1 2020, with most of the impact felt during the second quarter. The mine was placed on care and maintenance for the first month of Q2 2020 and operated well below its full labour complement for the remainder, in compliance with government-imposed restrictions. Despite this, South Deep showed improvements in most measures during H1 2020 compared to H1 2019, largely due to the fact that H1 2019 was subject to organisational realignment post the labour restructuring and industrial action in H2 2018.

Gold production at South Deep increased by 10% to 3,123kg (100,400oz) in H1 2020 from 2,851kg (91,700oz) in H1 2019. All-in cost decreased by 6% to R654,537/kg (US$1,234/oz) in H1 2020 from R698,982/kg (US$1,529/oz) in H1 2019 driven by higher gold sold and lower capital expenditure.

Despite the impacts of the COVID-19 lockdown, South Deep generated a net cash inflow of R79m (US$5m) for the six months ended 30 June 2020 compared to an outflow of R238m (US$18m) for the six months ended 30 June 2019.

Update on Salares Norte
The Salares Norte project was relatively unaffected by the COVID-19 pandemic and largely stuck to the project schedule during H1 2020. At the end of June 2020, engineering progress was 74.7% compared to plan of 76.0% and is on track to be at 100% by the end of the year. Phase 1 of the camp construction was 80.8% complete at the end of the end of June 2020 versus plan of 84.3% and is on schedule to be completed during Q3 2020.

In addition to the Phase 1 camp construction, various construction activities were initiated during H1 2020, including fabrication of the SAG and Ball mills, which began in May. The mass earthworks contract was awarded at the end of May and construction of the diversion channels started in June. The mining contract was also awarded during the quarter.

At the end of the June quarter 61% of the project Estimate at Completion (EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.

In total, 8,458 metres were drilled as part of the District exploration programme during H1 2020 compared to plan of 9,084 metres. The shortfall in exploration metres was due to the fact that drilling activities were stopped at the end of Q1 2020 and the exploration team moved off-site in response to the COVID-19 pandemic. The plan is to recover the shortfall during Q3 2020.

A total of US$44m was spent on the project during H1 2020. In March 2020, a total notional amount of US$544.5m was hedged at a rate of US$/CLP836.45 for the period July 2020 to December 2022.

Guidance and outlook for the remainder of 2020
While we have seen new records for the gold price in recent weeks, we continue to run and plan our business at lower gold prices. For our next reserve declaration at year-end we expect to use a gold price assumption of US$1,300/oz up from US$1,200/oz used in recent years. In addition, we maintain a strong focus on cost containment and aim to continue to deliver the higher gold price to the bottom line. We expect to use the strong cash flows generated by the business to continue to delever the balance sheet; pay dividends in line with our policy; and fund the construction of Salares Norte. Our approach will continue to be reasonably cautious as we do not know what challenges await us in the post-COVID-19 world.

As reported with our Q1 2020 operating update, given the uncertainty surrounding the path that the COVID-19 virus might take going forward, together with the impact that this would have on production, we have only adjusted the full year guidance to take into account the production losses estimated for South Deep and Cerro Corona. Attributable equivalent gold production for 2020 for the Group is expected to be between 2.200Moz and 2.250Moz (original guidance: 2.275Moz – 2.315Moz).

In light of the increase in costs in H1 2020, we are increasing our cost guidance for the year. AISC is expected to be between US$960/oz and US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz – US$1,055/oz). The revised cost guidance is based on an estimated rand exchange rates of R17.00/US$1.00 and US$0.70/A$1.00 for H2 2020. Increased royalties (due to the higher gold price) account for US$15/oz of the cost increase, while COVID-19-related costs account for US$10/oz.

Potential further COVID-19 related disruptions increases the risk to Group production and cost guidance.

Business for South Africa
Gold Fields welcomes the accelerated economic recovery strategy aimed at achieving higher levels of economic growth post COVID-19, published by Business for South Africa (B4SA) in July. We believe the emphasis should be on the SA government to provide the economic leadership in a social and economic compact with business and organised labour to create a more stable regulatory and operating environment that is conducive to private sector investment. For the mining sector this means providing clarity around key aspects of the Mining Charter and associated legislation.

Nick Holland
Chief Executive Officer
20 August 2020

Key statistics

		United States Dollars				
		Quarter			Six months ended	
Figures in millions unless otherwise stated		**June 2020**	March 2020	June 2019	**June 2020**	June 2019
Gold produced*	oz (000)	**550**	537	541	**1,087**	1,083
Tonnes milled/treated	000	**11,227**	10,346	9,037	**21,573**	17,915
Revenue (excluding Asanko)	US$/oz	**1,709**	1,561	1,297	**1,637**	1,298
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**35**	39	42	**37**	42
All-in sustaining costs#	US$/oz	**998**	975	910	**987**	891
Total all-in cost#	US$/oz	**1,070**	1,060	1,132	**1,065**	1,106
Net debt	US$m	**1,239**	1,260	1,794	**1,239**	1,794
Net debt to EBITDA ratio	US$m				**0.84**	1.59
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				**320.3**	80.1
Profit attributable to owners of the parent	US$m				**155.5**	70.5
Profit per share attributable to owners of the parent	US c.p.s.				**18**	9
Headline earnings attributable to owners of the parent	US$m				**173.4**	39.9
Headline earnings per share attributable to owners of the parent	US c.p.s.				**20**	5
Normalised profit attributable to owners of the parent	US$m				**323.4**	126.2
Normalised profit per share attributable to owners of the parent	US c.p.s.				**37**	15

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
\# Refer to pages 40 and 41.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE SIX MONTHS ENDED 30 JUNE 2020

Number of shares in issue	
– at 30 June 2020	883,333,518
– average for the six months	873,849,687
Free float	100 per cent
ADR ratio	1:1
Bloomberg/Reuters	GFISJ/GFLJ.J

NYSE – (GFI)	
Range – Quarter	US$4.00 – US$9.40
Average volume – Six months	8,171,601 shares/day
JSE LIMITED – (GFI)	
Range – Quarter	ZAR63.97 – ZAR163.12
Average volume – Six months	4,529,610 shares/day

CERTAIN FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Six months ended 30 June 2020 compared with the six months ended 30 June 2019

Results for the Group

Safety

It is with deep sadness that we have to report that Abel Magajane, a shaft timber man, succumbed from injuries sustained after falling down an underground reef ore-pass at South Deep on 3 June 2020. At South Deep a contractor has also died as a result of his COVID-19 infection. We cannot name him – at the request of his family – but our heartfelt condolences go out to his and Abel's families, friends and colleagues.

Our goal is no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. The total recordable injury frequency rate (TRIFR) for the Group regressed to 2.54 for the six months ended 30 June 2020 from 2.21 for the six months ended 30 June 2019.

	Six months			Year
Safety	H1 19	H2 19	**H1 20**	FY 19
Fatalities	1	0	**1**	1
TRIFR[1]	2.21	2.18	**2.54**	2.19

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

[1] Relates to operations only.
[2] Petajoules (1 PJ=1,000,000MJ).
[3] CO_2 emissions comprise Scope 1 and 2 emissions[4].
[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company.

Environmental

No Level 3 – 5 environmental incidents were reported for the six months ended 30 June 2020, as was also the case for the six months ended 30 June 2019.

The Global Industry Standard on Tailings Management (GISTM) was officially launched on 5 August 2020 by the Principles for Responsible Investment, the United Nations Environment Programme and the International Council on Mining & Metals (ICMM), of which we are a member. We will now begin the process of aligning our already stringent standards with the GISTM within the agreed five-year implementation period. A gap analysis against the new standard does not show material weaknesses in our current processes.

Fresh water withdrawal was 5.61 gigalitres for the six months ended 30 June 2020 compared with 7.67 gigalitres for the six months ended 30 June 2019 mainly due to a decrease in water withdrawal at Tarkwa and Cerro Corona because of increased recycling/reuse at both operations. Water recycled/reused was 70% of total water use for the six months ended 30 June 2020, higher than the 68% for the six months ended 30 June 2019, because process water is now reused for cooling at the power plant and for mixing explosives and some chemicals at Tarkwa and optimised recycling/reuse at Cerro Corona during the dry season.

Group energy spend was US$126m (16% of operating costs) for the six months ended 30 June 2020 compared with US$145m (21% of operating costs) for the six months ended 30 June 2019, driven by lower fuel spend following the oil price decline during Q2. For the six months ended 30 June 2020 energy savings of 440 terajoules were achieved (69% of our 2020 target of 640 terajoules) and 7% of H1 energy consumption).

Scope 1 and 2 CO_2 emissions were 0.72 million tonnes for the six months ended 30 June 2020 compared with 0.70 million tonnes for the six months ended 30 June 2019, as a result of Gruyere being commissioned, despite lower emissions at Agnew. CO_2 emissions intensity increased to 8.0kg CO_2e/t mined from the 7.2kg CO_2e/t reported for the six months to 30 June 2019.

The Granny Smith and Agnew microgrids in Australia were commissioned during H1 2020. Agnew is supplied power by 18MW wind turbines, 16MW gas turbines, 4MW solar and 14MWh battery energy storage system. Granny Smith has a 7MW solar power plant supplementing the gas power plant. During H1 2020, renewable electricity averaged 34% of total energy supply at Agnew and 4% at Granny Smith, with renewables contributing 2% of total Group electricity. As part of the construction of our Salares Norte mine in Chile, to commence in Q4 2020, a 7MW solar power plant will be developed. Gold Fields is still seeking to expedite the regulatory process for a 40MW solar plant at its South Deep mine in South Africa.

Gold Fields published its second climate change report for the 2019 financial year in line with the recommendations of the Task force on Climate-related Financial Disclosures (TCFD). Gold Fields has also included the Sustainability Accounting Standards Board (SASB) key performance metrics in our non-financial data reporting for the first time.

	Six months			Year
Environmental	H1 19	H2 19	**H1 20**	FY 19
Environmental Incidents – Level 3-5	0	0	**0**	0
Water recycled/reused (% of total)	68	67	**70**	68
Fresh water withdrawal (GL)[1]	7.7	6.4	**5.6**	14.1
Energy consumption (PJ)[2]	5.97	6.53	**6.45**	12.50
Energy intensity (MJ/t mined)	62	70	**72**	66
CO_2 emissions (kt)[3]	703	753	**717**	1,456
CO_2 emissions intensity (kg CO_2 /t mined	7.2	8.1	**8.0**	7.7

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$1.29bn for the six months ended 30 June 2020 compared with US$1.26bn for the six months ended 30 June 2019. Gold Fields procurement from in-country suppliers, excluding corporate procurement spend, was US$814m for the six months ended 30 June 2020 (96% of total procurement).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. Group host community workforce was 8,190 people - 53% of total workforce for the six months ended 30 June 2020 (year-end 2019: 9,269 host community workforce, 55% of total workforce). Group host community procurement spend for the six months ended 30 June 2020 was US$260m – 31% of total spend compared with 34% spend for the six months ended 30 June 2019. The decrease was due to the COVID-19 pandemic and a change of mining contractor at Damang.

Gold Fields invested US$8.4m in socio-economic development (SED) projects in our host communities for the six months ended 30 June 2020, compared with US$13.3m for the six months ended 30 June 2019. The reduction is due to project delays as we observe physical distancing due to COVID-19. The investments are funded through Gold Fields' foundations, trusts and operations.

Women comprised 20% of Gold Fields' workforce at the end of H1 2020, compared with 20% at end-H1 2019. Of the 20%, just over half work in core mining activities. Training spend for the six months ended 30 June 2020 was US$3.2m, compared with US$5.5m for H1 2019 (restated at end 2019).

	Six months			Year
Social	H1 19	H2 19	**H1 20**	FY 19
Host community procurement (% of total)	34	33	**31**	34
Host community workforce (% of total)	57	55	**53**	55
Socio-economic development spending (US$m)	13.3	8.1	**8.4**	21.4
Women in workforce (%)	20	20	**20**	20
Training spend	5.5	4.6	**3.2**	10.1

COVID-19 report

Across the globe the first half of 2020 has been dominated by the political, social and economic impact of the COVID-19 pandemic. It has affected all spheres of life and impacted our employees, contractors and other stakeholders on a personal and professional level. The gold mining sector has been as severely affected as other sectors of the global economy, though there has been relief in the form of the higher gold price. The financial and operational impacts of the pandemic on our Company are discussed in the CEO Statement as well as the Group's and mines' financial results.

As at 17 August 2020, Gold Fields has had a total of 1,361 COVID-19 positive cases among employees and contractors. Currently active cases are 643, of which 13 are receiving care in hospitals. A further 719 are awaiting their test results. The relatively high number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. Testing among our workforce is also more stringent than in public health facilities in these countries. One contractor at South Deep and one employee at Cerro Corona tragically passed away after contracting the virus. There have been no cases to date at our Australian mines.

Since the start of the pandemic in March, a Group Exco COVID-19 Crisis Management Team has met weekly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Support to employees and contractors, with particular attention to their health and wellness, have been a focus. Regional and site committees have performed similar roles.

Key activities to ensure safe operations include:
- Strict adherence to all government regulations/protocols;
- Closure of offices and imposition of travel restrictions;
- Standard operating procedures on return to work;
- Social distancing, sanitisation and mask wearing mandatory;
- Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
- Dedicated COVID-19 information portal;
- Participation in ICMM knowledge sharing; and
- Social media awareness and return-to-work communication campaigns for employees, communities and others.

Similarly, our operations have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. Support to communities has been tailored to country circumstances and has included:
- Donations to government/industry response funds;
- Donation of medical equipment;
- Distribution of food/meals to vulnerable people;
- Supporting local government efforts such as street sanitisation;
- Distribution of masks; sanitisers; education leaflets and videos; and
- Radio and TV campaigns to educate, raise awareness, dispel myths and address stigmatisation and gender-based violence.

Following are detailed regional reports on the impact of the pandemic and actions taken by our operations.

Americas
National context
Both Peru and Chile have high rates of infections and while mining has been declared an essential industry, strict intra-provincial and international travel restrictions were put in place and are, by and large, still operational. In early July, the Peru government lifted the curfew, except in those cities where the outbreak is still severe; this includes Cajamarca province, where a night curfew is in place. Access roads are closed and commercial flights not permitted.

Since March 2020, which marked the beginning of the COVID-19 pandemic in Peru and Chile, Gold Fields has implemented strict protocols to avoid and mitigate its impact on Gold Fields personnel and contractors, as well as to control the pandemic at the Cerro Corona mine in Peru and the Salares Norte project in Chile.

In March a decision was taken to demobilise from the Cerro Corona mine and project sites all personnel with co-morbidities and those older than 60. Full home office was implemented for all administrative and planning activities. Our regional offices in Lima, Cajamarca and Santiago were shut down and working from home introduced.

Given the daylight curfew in Cajamarca we can only receive external supplies during the day, while buses and charter flights for our mining crews are permitted, subject to strict sanitary permits. The mine can operate 24 hours a day.

Peru
Impact on our workforce

COVID-19 report Peru (as at 17 August 2020)	Total
Tested	10,972
Positive	714
Negative	9,714
Awaiting results*	544
Active cases*	457
Hospitalised*	5
Recovered	257
Died	1

*Note:"Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 17 August 2020, we have had a total of 714 COVID-19 cases among employees and contractors at Gold Fields offices and sites. One employee sadly passed away after contracting the virus. Thirty employees over 60 years of age or with at-risk due to pre-existing health conditions were asked to work from home, where possible. We recruited 4 extra personnel to cover vacant posts as a result of the pandemic. To date, 140 people are working from home, while 807 people are working on the mine (of which 89 are Gold Fields employees).

Mitigating actions
For Cerro Corona to be allowed to operate, the existing protocols require the full screening of incoming shift personnel before starting the shift change, as well as testing at the sites. These procedures apply to both Gold Fields staff and contractors.

The protocol is split into two stages. The first takes place at employees' homes, and the second upon arrival at the mine-site. Both are conducted through the use of PCR tests. People who test positive are reported to local health authorities and a demobilisation procedure is carried out, by which the worker is returned to his/her home, an authorised hotel, or a clinic/hospital, depending on medical advice.

Only people who test negative are permitted to board a flight and/or buses to the mine site. Given that tests are not always reliable we also test our returning employees and contractors when they arrive on site, with the same protocols applying should the test results be positive. Employees are also tested at the end of their roster.

A new roster system was introduced at Cerro Corona to control any potential spread of the virus. The roster is scheduled at 20 days on and 10 days off for all contractors (90% of the people at the site), and 20 days on and 20 days off for Gold Fields personnel. The normal roster is eight days on, six days off.

The Cerro Corona workforce has been configured to operate in small groups (working cells of 3 -13 people) to minimise mixing, so that, in the event of a positive case at the site, contact tracing is more effective. A cell starts once the worker arrives at the mine site, and only workers within the same cell are permitted to work together, to have meals together and to be in the same two-bed dormitory. To date 89 cells have been established.

These actions were in addition to the hygiene protocols, sanitisation and other educational programmes introduced at the mine.

COVID-19 community programmes
By end-July Gold Fields has made US$267,000 in donations to communities and government organisations in the form of PPE, sanitation campaigns in communities, food and medical supplies, etc). Cerro Corona has also sponsored educational programmes on local community radio. The majority of our programmes were in our host communities and the Cajamarca province. We expect to spend a total of US$524,000 for the year.

Cost and production impact
Cerro Corona's COVID-19 related costs in H1 2020 were US$2.9m and are expected to total US$12.5m for the year – equal to US$57/gold equivalent ounces. Additional costs include capex for new site facilities, such as dining rooms and PCR testing facilities, and charter flights.

Although at the beginning of the pandemic, provincial borders were closed, Cerro Corona engaged with the authorities to enable transport of concentrate to the Port of Salaverry. To date three vessels have been loaded with concentrate from the mine.

Chile
Impact on our workforce

COVID-19 report Chile (as at 17 August 2020)	Total
Tested	829
Positive	143
Negative	686
Awaiting results*	0
Active cases*	7
Hospitalised*	0
Recovered	136
Died	0

*Note:"Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 17 August 2020, we have had a total of 143 COVID-19 cases among employees and contractors, of which 17 were at the Salares Norte project.

Mitigating actions
Our Salares Norte project has similar access protocols on site as Cerro Corona in Peru. The protocols require full PCR tests at home in the week employees and contractors are scheduled on site. Only negative cases are permitted to bus to the project site, and once at the project, all workers are directed to working cells of 3 - 13 people.

If a worker at Salares Norte is reported to have symptoms, they are directed to the near-by town of Copiapo, where the worker is isolated and placed under quarantine and a PCR test is carried out. If the test comes back positive, the worker is reported to the local health authority and, based on medical advice, is directed home for quarantine, or to a hospital for treatment. His/her entire working cell is also demobilised and subject to PCR tests at Copiapo.

COVID-19 community programmes
Salares Norte expects to spend about US$400,000 during 2020 to assist communities and local authorities in fighting the pandemic, including donations of equipment and PPE to the local hospital in Copiapo, as well as sanitisation campaigns in the city. In H1 2020, US$150,000 had been spent.

Cost and production impact
The extra costs related to COVID-19 programmes are forecast at US$465,000 for the year, which is less than 0.5% of the 2020 total project cost for Salares Norte. Construction of the mine is on schedule to start in Q4 2020, with contractor deliveries and work plans having not been materially impacted by the pandemic. However, the management team demobilised the remaining exploration teams on site to ensure physical distancing in the camp.

Australia
National context
Mining has been designated an "essential' industry by the federal and state governments for the economic stability of Australia and the state of Western Australia and for the recovery from the pandemic.

The size of Western Australia, the relatively small population, and remote mine sites have been to the region's advantage. Three of four mine sites are located in very remote areas and all our employees and contractors are based on Fly In/Fly Out roster arrangements. As of early August 2020 there were only two active COVID-19 cases in Western Australia and both in quarantine. No community transmissions have been recorded recently. The state government of Western Australia has also instigated strict state border closures to all but essential supply chains. Fly in/Fly out workers from other parts of Australia, were initially exempt to enable them to return to work. However, since July, interstate workers are no longer able to travel to Western Australia.

COVID-19 testing in Australia remains the responsibility of medical service providers and designated testing clinics across the country.

Impact on our workforce
As at 17 August 2020, there have been no recorded cases of COVID-19 at Gold Fields mine sites, the Perth regional office, or any mining operation in Australia.

At Gold Fields 70 employees over 65 years of age or with at-risk due to pre-existing health conditions were asked to work from home, where possible, with the full support of the Company for their protection. From July these personnel have been risk-assessed to ensure their health and well-being are protected when they return to work. To date 68 employees have returned to work.

The region implemented an over-recruitment strategy for critical production and professional roles to cover any potential loss of personnel to exposure to the virus. An extra 58 employees were recruited and they remain in place while infection risks exist.

Mitigation actions
Since March 2020, a crisis management team at the Perth office has coordinated daily crisis management, implemented responses, developed communications plans and provided direction and guidance to sites. Infectious disease management plans and an appointed infectious disease manager are in place at each site.

Work rosters at the mines were changed to a predominantly two weeks on/two weeks off rotation to facilitate potential isolation/quarantine that may be required. Following three months of reduced infections in Western Australia and easing of official restrictions, rosters reverted to previous arrangements from July.

Charter flights were increased to site with maximum 60% loading and strict check-in and health check/declarations in place. Temperature checks were instigated. Any person with symptoms or a high temperature were not allowed to report for work. From early July 2020 flight arrangements have reverted to normal travel, with sanitation procedures in place.

At our four mine sites the following additional protocols have been put in place:
- Physical distancing for all meetings, catering/dining, and work places;
- Additional security personnel;
- Increased sanitation and general hygiene measures and additional catering services personnel; and
- Designated isolation/quarantine areas in accommodation villages and evacuation procedures if required.

From early March all Perth office employees were mandated to work from home or remotely, and leave home only for essential services and supplies. No visitors or meetings with site personnel were permitted. All travel for business was ceased, including to mine sites, to control any potential risk to employees. From July all personnel have returned to Perth office, with strict physical distancing measures in place, but the Company has also approved over 50% of employees to work on flexible work arrangements at their request.

The regional supply and contracts team fully assessed the company supply chain to for critical supplies with special focus on sanitation and hygiene products. Major critical consumables were also risk assessed and re-orders bolstered in response.

COVID-19 community programmes
Gold Fields in Australia has donated A$250,000 to Foodbank (A$100,000), Lifeline (A$100,000), and Royal Flying Doctor (A$50,000) to assist these organisations during the pandemic. The company has also maintained its major sponsorship for Football West. Meals-on-wheels contributions were also made in Kambalda, close to the St Ives mine site.

Cost and production impact
In the Australia region, the cost impact of the pandemic varies slightly between mine sites, but is currently at A$15-A$20/oz. These costs are mainly due to deliberate over-recruitment for critical production roles, additional charter flights, additional catering services arrangements and medical personnel.

If the mines continue to report no COVID-19-positive cases, it could be expected that these costs will reduce gradually in coming months, though they will remain in place for the immediate future to manage risks.

As of 17 August 2020, there have been no production impacts due to the COVID-19 pandemic and full-year production guidance for the region remains unchanged.

South Africa
National context
Since the beginning of March, South Deep has implemented strict protocols to avoid and mitigate the impact of the pandemic on employees and contractors, as well as control potential COVID-19

cases at the mine. In March 2020, South Africa announced a level 5 lockdown for the month of April 2020, which forced the mine to operate only essential pumping services and other critical support functions. All other activities were temporarily ceased.

At the end of April 2020, the lockdown levels were eased to level 4. This allowed the mine to operate at 50% labour force capacity until the end of May when all but vulnerable and foreign employees were allowed to return. With workers only gradually returning from neighbouring countries, and those with co-morbidities still working from home, the mine has been operating at around 75% capacity since then.

For the mine to operate, it has to follow government departments' standard operating procedures (SOPs) and Code of Practice (COP). The mine's own SOPs and COP have been aligned to these. South Deep continues to engage with the Minerals Council of South Africa to collaborate and share best practice within the industry.

Impact on our workforce

COVID-19 report South Deep (as at 17 August 2020)	Total
Tested	3,952
Positive	330
Negative	3,503
Awaiting results*	119
Active cases*	148
Hospitalised*	0
Recovered	181
Died	1

*Note:"Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 17 August 2020, we have had a total of 330 COVID-19 cases among employees and contractors, of which 148 are active. One contractor at South Deep tragically passed away after contracting the virus. While a noteworthy increase in COVID-19 positive cases was detected toward the middle of July 2020, current results suggest a plateauing and progress will continue to be monitored.

Employees with co-morbidities have been gradually allowed back to the mine with 18% (161) currently on precautionary sick leave. We recruited 30 extra personnel to cover critical interim production staff shortages as a result of the pandemic.

Mitigation actions
The impact of COVID-19 on site is mitigated primarily through rigorous on-site screening and a contracted biochemical laboratory-testing regime. An employee self-declaration form, submitted via the WhatsApp social media platform, provides an access permit on successful completion and temperature monitoring.

The mine has purchased testing equipment which provides for about 80 tests a day with a 24 to 48-hour turn-around time on results. All employees who returned to work for the first time after the easing of lockdown levels, were tested and isolated before they were able to return to work. Mine medical protocols provide for COVID-19 positive and investigated cases to be quarantined at home or at the mine's isolation and quarantine facility managed by an external provider. A mine case manager monitors all cases and contact tracing.

Working protocols have been changed for all office staff and a rotational roster has been implemented to reduce contact and exposure to the virus for these workers. The shaft schedules have also been amended to ensure physical distancing in vertical transport of employees underground, with a limit of 80 employees per conveyance.

COVID-19 community programmes
Local community ranges from donations to assisting local government in their anti-COVID-19 programmes. Some of the key projects and donations include:
- Over R15m has been donated by South Deep and Corporate Office directors, manages and employees to South Africa's Solidarity Fund, aimed at providing social and economic support to organisations and businesses impacted by the pandemic.
- A total of R350,000 has been donated to the Minerals Council South Africa's campaign to purchase ventilators for hospitals and clinics in the Eastern Cape.

- The mine has initiated food security programmes in co-operation with NGOs which feed an average 135 poor households in local communities a day, at a cost of R30,000/month.
- Over 23,000 COVID-19 information booklets (in English and the dominant vernacular languages) have been distributed to local schools and community organisations.
- Distribution of over 16,000 face masks to community members and organisations.

South Deep has also teamed up with mining peers to launch an extensive radio campaign in its host communities and labour sending areas to educate community members about the virus, how to deal with it and avoid stigmatisation of those who have contracted it.

Cost and production impact
With 65 - 75% of our core production employees back at work – as a result of the South African borders having been closed, employees testing positive and employees with high risk co-morbidities – the mine was forced to revise its gold production targets down from 8,000kg to 7,000kg for 2020.

Operational costs incurred relate to PPE, sanitisers, medical supplies, testing equipment and kits, and alterations to buildings to set up the mines quarantine and isolation facilities. In H1 2020 these costs totalled R12.9m and are expected to be approximately R40m by the end of 2020. This will represent R178/oz of gold produced based on the new target for the year.

West Africa
National context
After reporting its first two imported cases of COVID-19 on 12 March 2020, the government introduced rigorous measures to prevent infections and contain the spread of the virus, including testing, treatment, closure of facilities and local and international travel restrictions. Since July, Ghana has begun easing restrictions such as reopening of schools, universities and churches as well as limited travel within Ghana, though the country's borders remain closed.

Impact on our workforce

COVID-19 report Ghana (as at 17 August 2020)	Total
Tested	4,327
Positive	256
Negative	4,021
Awaiting results*	56
Active cases*	46
Hospitalised*	0
Recovered	210
Died	1

*Note: "Awaiting results" and "Active cases" and "Hospitalised" refers to the current figures; the numbers include COVID-19 cases at Galiano Gold/Asanko

As at 17 August 2020, we have had a total of 256 COVID-19 cases among employees and contractors, of which 56 are currently active. While a noteworthy increase in COVID-19 positive cases was experienced during the period May-June, since then numbers of cases have come down sharply. The numbers above include cases at the Asanko gold mine, managed by Galiano Gold. Galiano COO Josephat Zvaipa sadly passed away after contracting COVID-19.

Gold Fields Ghana currently has 166 co-morbid employees working from home or on extended leave. Arrangements are underway to return less exposed co-morbid employees to work without compromising their health and safety. Accra office employees continue to work from home.

Mitigation actions
After an initial surge in cases, mostly among contractors at the Tarkwa mine, Gold Fields Ghana has successfully managed its COVID-19 cases and contained the spread of the virus at the mine sites and the Accra office. Strict adherence to government and company protocols was key, including contact tracing, testing and isolation, appointing host community COVID-19 ambassadors, and travel restrictions, among others. Employees of the two major contractors (E&P and BCM) and Gold Fields employees commute on separate buses.

The ban on travel and non-essential site visits remains in place, however, a new roster system has been introduced at the mines. A 4-2 work roster requires employees to work four weeks and take two weeks off work. Previously different rosters providing a maximum three days off a week were used. Arrangements are in place to manage fatigue during the four-week work period and to test employees for COVID-19 once every month before they resume work. In addition, during the work period, employees are not allowed to travel outside the Tarkwa or Damang host communities.

Tarkwa tested 84% of the workforce in a mass testing programme, though this was partially suspended until a private company, Lancet Laboratories, was approved to perform COVID-19 testing. Damang and Galiano will embark on the mass testing programme as soon as Lancet has caught up the current backlog of Tarkwa tests. The mines' isolation facilities have 86-bed capacity, with two facilities located at Tarkwa and one at Damang.

COVID-19 community programmes
Community support programmes and donations have been channelled via the Gold Fields Ghana Foundation. To date the Foundation has spent about US$261,000, which equates to US$1.34/oz. Items funded and supplied to local clinics and community organisations include hand-held thermometers, sanitisers, face masks, protective gowns, goggles and other PPE. Gold Fields Ghana has also aired radio educational programmes on how to deal with COVID-19 and to prevent stigmatisation of those who have been infected,

Cost and production impact
Gold Fields Ghana to date has spent US$863,000 on programmes and infrastructure to deal with the pandemic, which translates into US$4.42/oz. This includes on-site measures such as isolation facilities, increasing busing and testing facilities, as well as support programmes for government and communities.

The region has taken various steps to increase strategic inventory levels. These include raising stocks of reagents, increasing fuel stocks to maximum tank capacities, and strategic fuel stocks by our suppliers. The region has worked with local suppliers to increase stocks for other critical supplies as well.

A number of projects at the mines have been impacted by the pandemic, as the appointed contractors are prohibited from visiting the sites. Key among them are CIL pump upgrades, installation of drapes on the east wall of the Damang Pit Cutback and a number of Information & Technologies projects.

Revenue
Attributable equivalent gold production, (including Asanko) increased marginally from 1,082,500oz for the six months ended 30 June 2019 to 1,086,700oz for the six months ended 30 June 2020. Attributable equivalent gold production at Asanko increased by 11% from 55,100oz for the six months ended 30 June 2019 to 60,900oz for the six months ended 30 June 2020. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.

At the South Africa region, production at South Deep increased by 10% from 2,851kg (91,700oz) for the six months ended 30 June 2019 to 3,123kg (100,400oz) for the six months ended 30 June 2020. The increase was due to the first half of 2019 being impacted by a slow production build-up period post the restructuring in the December quarter 2018. Gold sold increased by 8% from 2,804kg (90,100oz) to 3,042kg (97,800oz).

Attributable gold production at the West African operations (including Asanko), decreased by 4% from 399,500oz for the six months ended 30 June 2019 to 384,400oz for the six months ended 30 June 2020 mainly due to decreased production at Damang following the completion of the Amoanda pit in H1 2019. Managed gold produced and sold at Tarkwa increased marginally from 270,900oz for the six months ended 30 June 2019 to 271,700oz for the six months ended 30 June 2020. At Damang, managed gold produced and sold decreased by 21% from 111,800oz for the six months ended 30 June 2019 to 87,800oz for the six months ended 30 June 2020 mainly due to the completion of the Amoanda pit in H1 2019. Gold produced at Asanko increased by 11% from 55,100oz (45% basis) for the six months ended 30 June 2019 to 60,900oz for the six months ended 30 June 2020. Gold sold increased by 7% from 53,900oz (45% basis) to 58,100oz.

Attributable equivalent gold production at Cerro Corona in Peru decreased by 31% from 156,400oz for the six months ended 30 June 2019 to 108,100oz for the six months ended 30 June 2020 mainly as a result of COVID-19 restrictions on production (18Koz), and a lower price factor (13Koz) as well as lower grades mined in line with the current year plan. Total managed gold equivalent production decreased by 31% from 157,100oz for the six months ended 30 June 2019 to 108,700oz

for the six months ended 30 June 2020. Gold equivalent ounces sold decreased by 28% from 156,400oz to 113,000oz.

Gold production at the Australian operations increased by 14% from 434,900oz for the six months ended 30 June 2019 to 493,800oz for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the operation reaching commercial levels of production at the end of September 2019. At St Ives, gold production increased marginally from 187,600oz for the six months ended 30 June 2019 to 188,100oz for the six months ended 30 June 2020. Gold sold increased by 8% from 183,200oz to 197,100oz. At Agnew, gold production decreased by 6% per cent from 113,300 ounces for the six months ended 30 June 2019 to 105,900 ounces for the six months ended 30 June 2020. Gold sold decreased by 9% from 115,400oz to 105,500oz. At Granny Smith, gold production increased marginally from 134,000oz for the six months ended 30 June 2019 to 134,100oz for the six months ended 30 June 2020. Gold sold was similar at 133,900oz. At Gruyere gold production for the six months ended 30 June 2020 was 65,700oz with gold sold at 65,000oz.

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 26% from US$1,298/eq oz for the six months ended 30 June 2019 to US$1,637/eq oz for the six months ended 30 June 2020. The average rand gold price increased by 41% from R600,601/kg to R847,286/kg. The average Australian Dollar gold price increased by 35% from A$1,843/oz to A$2,493/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 26% from US$1,304/oz for the six months ended 30 June 2019 to US$1,646/oz for the six months ended 30 June 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 29% from US$1,268/eq oz for the six months ended 30 June 2019 to US$1,638/eq oz for the six months ended 30 June 2020. The average US Dollar/Rand exchange rate weakened by 16% from R14.22 for the six months ended 30 June 2019 to R16.50 for the six months ended 30 June 2020. The average Australian/US Dollar exchange rate weakened by 7% from A$1.00 = US$0.71 to A$1.00 = US$0.66.

Gold equivalent ounces sold (excluding Asanko) increased by 1% from 1.06Moz to 1.07Moz.

Revenue increased by 27% from US$1,379m for the six months ended 30 June 2019 to US$1,754m for the six months ended 30 June 2020 due to the higher gold sold and higher gold price received.

Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 10% from US$695m for the six months ended 30 June 2019 to US$767m for the six months ended 30 June 2020.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 2% from R1,669m (US$117m) for the six months ended 30 June 2019 to R1,705m (US$103m) for the six months ended 30 June 2020.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 23% from US$216m for the six months ended 30 June 2019 to US$265m for the six months ended 30 June 2020 mainly due to a 9mt increase in operational waste tonnes mined (capital waste tonnes decreased by 12mt) at Damang following the intersection of the main orebody, as well as a gold-in-process charge of US$6m for the six months ended 30 June 2020 compared with gold-in-process credit of US$20m for the six months ended 30 June 2019. The net gold-in-process movement at Tarkwa was US$19m and at Damang was US$7m. In line with the current year plan Tarkwa is supplementing ore feed to the plant with lower grade stockpile material.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation decreased by 2% from US$81m for the six months ended 30 June 2019 to US$79m for the six months ended 30 June 2020.

At the Australia region, cost of sales before amortisation and depreciation increased by 23% from A$397m (US$280m) for the six months ended 30 June 2019 to A$487m (US$320m) for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the mine reaching commercial levels of production at the end of September 2019.

Amortisation and depreciation
Amortisation and depreciation for the Group increased by 4% from US$292m for the six months ended 30 June 2019 to US$305m for the six months ended 30 June 2020 mainly due to the inclusion of Gruyere with the mine reaching commercial levels of production at the end of September 2019.

Other

Net interest expense for the Group increased by 32% from US$31m for the six months ended 30 June 2019 to US$41m for the six months ended 30 June 2020 mainly due to lower interest capitalised in the six months ended 30 June 2020 with Gruyere reaching commercial levels of production in September 2019. Interest expense of US$56m, partially offset by interest income of US$3m and interest capitalised of US$12m for the six months ended 30 June 2020 compared with interest expense of US$51m, partially offset by interest income of US$3m and interest capitalised of US$17m for the six months ended 30 June 2019.

The share of results of equity accounted investees after taxation of US$29m for the six months ended 30 June 2020 compared with a loss of US$1m for the six months ended 30 June 2019. The equity accounted earnings of Asanko for the six months ended 30 June 2020 of US$29m compared with US$nil m for the six months ended 30 June 2019. The increase was mainly due to the higher gold price and higher production for the six months ended 30 June 2020.

The gain on foreign exchange of US$12m for the six months ended 30 June 2020 compared with US$nil m for the six months ended 30 June 2019 and related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$275m for the six months ended 30 June 2020 comprised a loss on hedges of US$274m and a loss on valuation of options of US$1m. The loss on hedges of US$274m includes realised losses of US$166m and unrealised losses of US$108m. The realised losses of US$166m comprised losses realised on the South Deep gold hedge of R544m (US$33m), the Australia gold hedge of A$140m (US$92m), the Ghana gold hedge of US$36m, Ghana oil hedge of US$3m and Australia oil hedge of A$2m (US$2m). The unrealised losses of US$108m comprised losses on the South Deep gold hedge of R910m (US$54m), the Australia gold hedge of A$25m (US$16m), the Ghana gold hedge of US$23m, Ghana oil hedge of US$17m and Australia oil hedge of A$14m (US$9m), partially offset by an unrealised gain on the Chilean currency hedge of US$11m.

The loss on valuation of options of US$1m relates to the Maverix options.

This compared with a loss on financial instruments of US$109m for the six months ended 30 June 2019 comprising a loss on hedges of US$114m and a gain on valuation of shares and options of US$5m.

The loss on hedges of US$114m included realised losses of US$6m and unrealised losses of US$108m. The realised losses of US$6m comprised losses realised on the Australia gold hedge of A$14m (US$10m) and the Australia currency hedge of A$7m (US$4m), partially offset by realised gains on the Ghana gold hedge of US$2m, Ghana oil hedge of US$3m, Peruvian copper hedge of US$1m and Australia oil hedge of A$2m (US$2m). The unrealised losses of US$108m comprised losses on the South Deep gold hedge of R136m (US$10m), the Australia gold hedge of A$123m (US$87m), the Ghana gold hedge of US$10m and the Peruvian copper hedge of US$1m.

The gain on valuation of shares and options of US$5m comprised a gain of US$2m on the valuation of the Maverix options and US$3m on the valuation of the Maverix shares prior to their disposal.

Share-based payments for the Group decreased by 36% from US$11m for the six months ended 30 June 2019 to US$7m for the six months ended 30 June 2020 mainly due to an additional vesting of share-based payments. The long-term incentive plan increased from US$6m to US$25m due to the current marked-to-market valuation of the plan reflecting current performance, as well as the allocation in 2020.

Other costs for the Group decreased by 25% from US$36m for the six months ended 30 June 2019 to US$27m for the six months ended 30 June 2020 and mainly related to lower social spend at Cerro Corona in the six months ended 30 June 2020 and the completion of the Damang road in the six months ended 30 June 2019.

Exploration and project expenses

Exploration and project expenses decreased by 18% from US$44m for the six months ended 30 June 2019 to US$36m for the six months ended 30 June 2020 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020. The US$36m spend for the six months ended 30 June 2020 included US$19m spend at Salares Norte comprising US$11m related to pre-capitalisation spend and US$8m related to exploration activities. The balance of US$17m related to exploration spend at the other operations.

Non-recurring items

Non-recurring income of US$1m for the six months ended 30 June 2020 compared with US$19m for the six months ended 30 June 2019.

Non-recurring income of US$1m for the six months ended 30 June 2020 mainly includes:
- US$20m income related to a submission of historic VAT claim for expenses incurred from 2010 to June 2020 to the Chilean tax authority which become claimable from the commencement of construction;
- US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired;
- net impairment of FSE of US$2m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- donations made to various bodies in response to COVID-19 of US$2m; and
- other costs of US$5m mainly related to the capital raising in February 2020.

Non-recurring income of US$19m for the six months ended 30 June 2019 mainly includes:
- profit on sale of Maverix holding of US$15m;
- reversal of impairment of FSE of US$10m; and
- loss on repurchase of 2020 bond of US$5m.

Royalties

Government royalties for the Group increased by 41% from US$34m for the six months ended 30 June 2019 to US$48m for the six months ended 30 June 2020 in line with the higher revenue.

Taxation

The taxation charge for the Group of US$103m for the six months ended 30 June 2020 compared with US$62m for the six months ended 30 June 2019. Normal taxation increased by 84% from US$83m for the six months ended 30 June 2019 to US$153m for the six months ended 30 June 2020 in line with the higher profit before tax. The deferred tax credit of US$49m for the six months ended 30 June 2020 compared with US$21m for the six months ended 30 June 2019.

Profit

Net profit attributable to owners of the parent for the Group of US$156m or US$0.18 per share for the six months ended 30 June 2020 compared with net profit of US$71m or US$0.09 per share for the six months ended 30 June 2019.

Headline earnings attributable to owners of the parent for the Group of US$173m or US$0.20 per share for the six months ended 30 June 2020 compared with headline earnings of US$40m or US$0.05 per share for the six months ended 30 June 2019.

Normalised profit for the Group of US$323m or US$0.37 per share for the six months ended 30 June 2020 compared with US$126m or US$0.15 per share for the six months ended 30 June 2019.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

US$'m	June 2020	June 2019
	Six months ended	
Profit for the period attributable to owners of the parent	**155.5**	70.5
Non-recurring items	**(1.0)**	(19.0)
Tax effect of non-recurring items	**(4.0)**	(0.1)
Non-controlling interest effect of non-recurring items	**(0.7)**	—
(Gain)/loss on foreign exchange	**(12.0)**	0.1
Tax effect of gain on foreign exchange	**2.5**	—
Non-controlling interest effect of gain on foreign exchange	**0.3**	—
Loss on financial instruments	**275.0**	109.4
Tax effect of loss on financial instruments	**(86.9)**	(34.2)
Non-controlling interest effect of loss on financial instruments	**(5.3)**	(0.5)
Normalised profit attributable to owners of the parent	**323.4**	126.2

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash inflow from operating activities of US$549m for the six months ended 30 June 2020 compared with US$456m for the six months ended 30 June 2019. The increase of 20% was mainly due to a higher profit before royalties and taxation. This was partially offset by a higher royalties and taxation payment, as well as an investment of working capital of US$22m compared with a release of working capital of US$2m.

Dividends paid of US$53m for the six months ended 30 June 2020 compared with US$12m for the six months ended 30 June 2019 and comprised dividends paid to owners of the parent related to the final dividends paid for 2019 and 2018, respectively.

Cash outflow from investing activities of US$251m for the six months ended 30 June 2020 compared with US$277m for the six months ended 30 June 2019. Capital expenditure decreased from US$356m to US$236m.

Sustaining capital expenditure, (excluding Asanko), increased by 11% from US$162m for the six months ended 30 June 2019 to US$180m for the six months ended 30 June 2020, while non-sustaining capital expenditure (excluding Asanko), decreased by 71% from US$196m for the six months ended 30 June 2019 to US$56m for the six months ended 30 June 2020. This movement is mainly attributable to Australia where projects like Invincible South and Hamlet at St Ives, Zone 110-120 at Granny Smith and Gruyere development all turned cash flow positive resulting in a movement from growth to sustaining capital expenditure in accordance with the revised World Gold Council interpretation. Growth expenditure of US$56m in the six months ended 30 June 2020 comprised US$21m at the Australian operations, US$19m at Salares Norte, US$11m at Cerro Corona and US$5m at Damang. Growth expenditure of US$196m in the six months ended 30 June 2019 comprised US$84m at the Australian operations, US$65m at Gruyere, US$46m at Damang and US$1m at Cerro Corona.

In the South Africa region at South Deep, capital expenditure decreased by 3% from R250m (US$18m) for the six months ended 30 June 2019 to R242m (US$15m) for the six months ended 30 June 2020 mainly due to reduced overall spending as a result of the COVID-19 pandemic.

At the West Africa region, (excluding Asanko), capital expenditure decreased by 36% from US$118m to US$76m. At Tarkwa, capital expenditure was similar at US$68m. Capital expenditure at Damang decreased by 84% from US$50m to US$8m mainly due to a reduction in capital waste tonnes mined.

Capital expenditure at Asanko (on a 100% basis) amounted to US$28m for the six months ended 30 June 2020 compared with US$36m for the six months ended 30 June 2019. The Asanko capital expenditure is not included in the Group capital expenditure.

At the South America region at Cerro Corona, capital expenditure increased by 19% from US$16m to US$19m mainly due to construction capital on the Arpon waste storage facility and infrastructure reallocation activities related to the extension of the life of mine to 2030.

At the Australia region, capital expenditure (excluding Gruyere construction capital), decreased by 17% from A$195m (US$138m) for the six months ended 30 June 2019 to A$161m (US$106m) for the six months ended 30 June 2020. At St Ives, capital expenditure decreased by 21% from A$72m (US$51m) to A$57m (US$37m) mainly due to the development of the Invincible and Hamlet North underground mines in 2019. At Agnew, capital expenditure decreased by 49% from A$78m (US$55m) to A$40m (US$26m) mainly due to expenditure on the new accommodation village in 2019. At Granny Smith, capital expenditure increased by 7% from A$46m (US$33m) for the six months ended 30 June 2019 to A$49m (US$32m) for the six months ended 30 June 2020. At Gruyere, capital expenditure for the six months ended 30 June 2020 was A$15m (US$10m). During the six months ended 30 June 2019 construction capital at Gruyere amounted to A$92m (US$65m). Gruyere reached commercial levels of production at the end of September 2019.

Proceeds on disposal of capital equipment of US$nil m for the six months ended 30 June 2020 compared with US$1m for the six months ended 30 June 2019.

Purchase of investments of US$6m for the six months ended 30 June 2019 related to Gold Fields subscription to a 16.1% share interest in Chakana Copper Corporation.

Redemption of Asanko preference shares amounted to US$38m in the six months ended 30 June 2020 and compared to US$nil m in the six months ended 30 June 2019.

Proceeds on disposal of Maverix amounted to US$67m for the six months ended 30 June 2019 and related to the sale of the Group's 19.9% holding in Toronto-listed gold and royalty streaming company Maverix.

Loan advanced to contractors in Ghana for fleet replacement in the six months ended 30 June 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years (2021 – 2024).

Proceeds on disposal of investments for the six months ended 30 June 2020 amounted to US$23m and related to the sale of 81 million shares in ASX-listed Cardinal Resources Limited. Proceeds on disposal of investments for the six months ended 30 June 2019 amounted to US$21m and related to the sale of 247 million shares (19.9% holding) in ASX-listed Company Red 5.

Environmental payments increased from US$4m for the six months ended 30 June 2019 to US$5m for the six months ended 30 June 2020.

Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments of US$320m for the six months ended 30 June 2020 compared with a cash inflow of US$80m for the six months ended 30 June 2019 mainly due to higher inflow from operating activities and lower capital expenditure.

The US$320m cash flow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments for the six months ended 30 June 2020 comprised: US$405m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$51m of net interest paid, US$47m at Salares Norte on exploration and construction capital, as well as US$25m on non-mine based costs mainly due to working capital movements.

The US$80m cash flow from operating activities less net capital expenditure and environmental payments and lease payments for the six months ended 30 June 2019 comprised: US$229m net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$39m of net interest paid, US$37m at Salares Norte on exploration, US$65m (A$92m) at Gruyere with US$65m (A$92m) on capital expenditure and US$nil m (A$nil m) on working capital, as well as US$8m on non-mine based costs mainly due to working capital movements. Included in the US$229m above is US$46m capital expenditure on the Damang reinvestment project.

Net cash flow from financing activities of US$210m for the six months ended 30 June 2020 compared with US$105m for the six months ended 30 June 2019. The inflow for the six months ended 30 June 2020 related to shares issued of US$249m and a loan drawdown of US$41m, partially offset by the repayment of US$58m on offshore loans and payment of lease payments of US$22m. The inflow for the six months ended 30 June 2019 related to a drawdown of US$1,514m, partially offset by the repayment of US$1,392m on offshore and local loans and payment of lease payments of US$17m.

The net cash inflow for the Group of US$454m for the six months ended 30 June 2020 compared with US$273m for the six months ended 30 June 2019. After accounting for a negative translation adjustment of US$29m on non-US Dollar cash balances, the cash inflow for the six months ended 30 June 2020 was US$426m. The cash balance at 30 June 2020 of US$941m compared with US$490m at 30 June 2019.

All-in sustaining and total all-in cost

The Group all-in sustaining costs increased by 11% from US$891/oz for the six months ended 30 June 2019 to US$987/oz for the six months ended 30 June 2020 mainly due to higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by higher gold sold.

Total all-in cost decreased by 4% from US$1,106/oz for the six months ended 30 June 2019 to US$1,065/oz for the six months ended 30 June 2020 due to higher gold sold and lower non-sustaining capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and higher sustaining capital expenditure.

Statement of financial position

Net debt decreased from US$1,664m at 31 December 2019 to US$1,239m at 30 June 2020.

Net debt excluding lease liabilities decreased from US$1,331m at 31 December 2019 to US$876m at 30 June 2020.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.84 at 30 June 2020 compared with 1.59 at 30 June 2019.

Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the year ended 30 June 2020 profit and takes into account the adoption of IFRS 16, which is determined as follows in US$ million:

US$'m	June 2020
Revenue	3,343
Cost of sales before amortisation and depreciation	(1,496)
Exploration and project costs	(77)
Other costs*	(300)
	1,470

*Other costs relate mostly to the hedge losses for the year.

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.

Free cash flow margin

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended 30 June 2020 is calculated as follows:

	Six months ended	
	US$'m	US$/oz
Revenue[1]	1,691.4	1,647[4]
Less: Cash outflow	(1,251.0)	(1,217)
AIC	(1,092.9)[2]	(1,064)
Adjusted for:		
Share-based payments (non-cash)	6.7	7
Long-term employee benefits (non-cash)	25.4	25
Exploration, feasibility and evaluation costs outside of existing operations	19.9	19
Non-sustaining capital expenditure (Damang reinvestment and Salares Norte)	24.1	23
Revenue hedge (realised)	(161.5)	(157)
Redemption of Asanko preference shares	37.5	37
Tax paid (excluding royalties which is included in AIC above)	(110.2)	(107)
Free cash flow[3]	440.4	430
FCF margin	26%	
Gold sold only – 000'oz	1,026.9	

[1] Revenue from income statement at US$1,754.3m less revenue from Cerro Corona by-products in AIC at US$62.9m equals US$1,691.4m.
[2] AIC for the Group of US$1,155.8m less AIC for Asanko of US$62.9m.
[3] Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 35 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
[4] Calculated by dividing revenue by gold sold only.
The free cash flow margin (adjusted for realised revenue hedges and redemption of Asanko preference shares) is used as a key metric in the determination of the long-term incentive plan.

The FCF margin of 26% for the six months ended 30 June 2020 at a gold price of US$1,636/oz compared with 22% for the six months ended 30 June 2019 at a gold price of US$1,298/oz. The higher FCF margin is due to the higher revenue.

Review of Operations
Quarter ended 30 June 2020 compared with quarter ended 31 March 2020

Figures may not add as they are rounded independently.

South Africa region
South Deep

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**215**	275	(22)%
Waste mined	000 tonnes	**8**	8	(9)%
Total tonnes	000 tonnes	**223**	283	(21)%
Grade mined – underground reef	g/t	**6.74**	5.89	14 %
Grade mined – underground total	g/t	**6.51**	5.72	14 %
	kg	**1,452**	1,620	(10)%
Gold mined	000'oz	**46.7**	52.1	(10)%
Destress	m²	**5,751**	9,207	(38)%
Development	m	**638**	902	(29)%
Secondary support	m	**1,273**	2,332	(45)%
Backfill	m³	**50,923**	90,052	(43)%
Ore milled – underground reef	000 tonnes	**210**	291	(28)%
Ore milled - underground waste	000 tonnes	**8**	5	60 %
Ore milled – surface	000 tonnes	**191**	250	(24)%
Total tonnes milled	000 tonnes	**408**	546	(25)%
Yield – underground	g/t	**5.80**	6.38	(9)%
Surface yield	g/t	**0.10**	0.11	(10)%
Total yield	g/t	**3.03**	3.45	(12)%
	kg	**1,238**	1,885	(34)%
Gold produced	000'oz	**39.8**	60.6	(34)%
	kg	**1,238**	1,803	(31)%
Gold sold	000'oz	**39.8**	58.0	(31)%
AISC – revised interpretation guidance (WGC November 2018)	R/kg	**735,521**	592,925	24 %
	US$/oz	**1,227**	1,227	— %
	R/kg	**738,079**	597,181	24 %
AIC	US$/oz	**1,231**	1,236	— %
Sustaining capital expenditure	Rm	**118.0**	112.7	5 %
	US$m	**6.5**	7.5	(14)%
Non-sustaining capital expenditure	Rm	**3.2**	7.7	(59)%
	US$m	**0.1**	0.5	(71)%
Total capital expenditure	Rm	**121.2**	120.4	1 %
	US$m	**6.6**	8.0	(17)%

South Deep was significantly impacted by the COVID-19 pandemic and related lockdown restrictions during Q2 2020. The mine was placed on care and maintenance for roughly a third of the quarter and operated well below its full labour complement for the remainder, in compliance with the government-imposed restrictions.

Gold production decreased by 34% to 1,238kg (39,800oz) in the June quarter from 1,885kg (60,600oz) in the March quarter due to a decrease in both volume and reef yield.

Underground reef grade mined increased by 14% to 6.74g/t in the June quarter from 5.89g/t in the March quarter as a result of an increase in stoping relative to development and destress. However, reef yield decreased by 9% to 5.80g/t in the June quarter from 6.38g/t in the March quarter. The relatively high grade recovered is a result of improved stoping performance together with an improvement in the ratio of higher-grade stoping tonnes to development and destress tonnes. Grade was also favourably impacted by the increase in volumes from North of Wrench as extraction from the higher-grade 3W and 4W proximal corridors gradually increased.

Development decreased by 29% to 638m in the June quarter from 902m in the March quarter, while destress decreased by 38% to 5,751m² in the June quarter from 9,207m² in the March quarter. These reductions are mainly as a result of the imposed COVID-19 restrictions. Secondary support and backfill decreased by 45% quarter-on-quarter and 43% quarter-on-quarter, respectively, as these activities were restarted after the other mining activities post the care and maintenance period.

All-in cost increased by 24% to R738,079/kg (US$1,231/oz) in the June quarter from R597,181/kg (US$1,236/oz) in the March quarter. The rand per kilogram increases were mostly driven by lower gold sold which was as a direct result of the COVID-19 lockdown restrictions and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

West Africa region
Ghana

Tarkwa

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**3,024**	3,319	(9)%
Waste (Capital)	000 tonnes	**13,495**	7,956	70 %
Waste (Operational)	000 tonnes	**7,382**	10,155	(27)%
Total waste mined	000 tonnes	**20,877**	18,111	15 %
Total tonnes mined	000 tonnes	**23,901**	21,430	12 %
Strip ratio	waste/ore	**6.9**	5.5	25 %
Grade mined	g/t	**1.37**	1.29	6 %
Gold mined	000'oz	**133.2**	137.9	(3)%
Tonnes milled	000 tonnes	**3,835**	3,479	10 %
Yield	g/t	**1.17**	1.14	3 %
Gold produced	000'oz	**144.5**	127.1	14 %
Gold sold	000'oz	**144.5**	127.1	14 %
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**982**	994	(1)%
AIC	US$/oz	**982**	994	(1)%
Sustaining capital expenditure	US$m	**38.8**	28.7	35 %
Non-sustaining expenditure	US$m	**—**	—	— %
Total capital expenditure	US$m	**38.8**	28.7	35 %

Gold production increased by 14% to 144,500oz in the June quarter from 127,100oz in the March quarter mainly due to higher tonnes milled. Yield increased by 3% to 1.17g/t in the June quarter from 1.14g/t in the March quarter, driven by a 6% increase in mined grade to 1.37g/t in the June quarter in line with the mining sequence. The difference between the mined grade of 1.37g/t and the yield of 1.17g/t is attributable mainly to the additional volumes of lower grade stockpiles treated.

Total tonnes mined, including capital waste stripping, increased by 12% to 23.9 million tonnes in the June quarter from 21.4 million tonnes in the March quarter due to improved fleet performance and additional production days in the June quarter.

Ore processed in the June quarter included 1.1Mt of stockpiles at an average head grade of 0.80g/t compared to 0.70Mt of stockpiles at an average head grade of 0.77g/t processed in the March quarter.

All-in cost decreased by 1% to US$982/oz in the June quarter from US$994/oz in the March quarter due to higher gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure.

Capital expenditure increased by 35% to US$38.8 million in the June quarter from US$28.7 million in the March quarter driven by higher capital waste stripping.

Damang

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**1,470**	740	99 %
Waste (Capital)	000 tonnes	—	8	(100)%
Waste (Operational)	000 tonnes	**6,671**	5,008	33 %
Total waste mined	000 tonnes	**6,671**	5,016	33 %
Total tonnes mined	000 tonnes	**8,141**	5,756	41 %
Strip ratio	waste/ore	**4.5**	6.8	(34)%
Grade mined	g/t	**1.51**	1.41	7 %
Gold mined	000'oz	**71.2**	33.6	112 %
Tonnes milled	000 tonnes	**1,277**	1,150	11 %
Yield	g/t	**1.24**	1.00	24 %
Gold produced	000'oz	**50.8**	36.9	38 %
Gold sold	000'oz	**50.8**	36.9	38 %
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**1,108**	1,734	(36)%
AIC	US$/oz	**1,149**	1,804	(36)%
Sustaining capital expenditure	US$m	**2.1**	1.6	29 %
Non-sustaining expenditure	US$m	**2.1**	2.6	(20)%
Total capital	US$m	**4.2**	4.2	(1)%

Gold production increased by 38% to 50,800oz in the June quarter from 36,900oz in the March quarter mainly due to higher yield and higher tonnes processed. Yield increased by 24% to 1.24g/t in the June quarter from 1.00g/t in the March quarter due to higher grades fed from the Damang Complex as the mining transitioned from the Huni Sandstones to the Tarkwa Phylite deposits. Mining has transitioned through the bulk of the Huni Sandstone during the quarter, with minimal volumes of Huni Sandstone remaining. The percentage ore mined from the Tarkwa Phylite deposits increased to 35% in the June quarter from 20% in the March quarter.

Damang had a slow start to the year following the change in the mining contractor at the Damang Complex at the end of December 2019. In the June quarter the mining contractor managed to increase the mining fleet capacity and together with the additional production days this allowed the mine to accelerate mining in an effort to expose more high grade areas earlier. This is to compensate for the higher than usual grade variability associated with the Huni Sandstone lithology and to derisk the second half of the year. The result of this is a 41% increase in total tonnes mined in the June quarter compared to the March quarter.

Ore tonnes mined increased by 99% to 1.5 million tonnes in the June quarter from 0.7 million tonnes in the March quarter driven by improved equipment availability and mining in exposed ore areas.

Gold mined increased by 112% to 71,200oz in the June quarter from 33,600oz in the March quarter due to higher ore tonnes and grade mined.

Tonnes processed increased by 11% to 1.3 million tonnes in the June quarter from 1.2 million tonnes in the March quarter mainly due to a change in the production calendar and higher plant equipment availability.

All-in cost decreased by 36% to US$1,149/oz in the June quarter from US$1,804/oz in the March quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation. Cost of sales before amortisation and depreciation decreased by 19% to US$46m in the June quarter from US$57m in the March quarter mainly due to a gold-in-process credit of US$11m in the June quarter compared with a gold-in-process charge of US$11m in the March quarter. This was as a result of the higher ore tonnes mined resulting in an addition to the stockpile.

All-in cost is expected to decrease significantly in H2 2020 when mining will occur in the higher grade part of the ore body at the Damang Complex pits.

Sustaining capital expenditure increased by 29% to US$2.1m in the June quarter from US$1.6m in the March quarter due to expenditure incurred on the CIL agitator, tertiary crushers and plant upgrades. Non-sustaining capital expenditure decreased by 20% to US$2.1m in the June quarter from US$2.6m in the March quarter due to timing of capital expenditure for the second phase of the Far East Tailings Storage Facility (FETSF) raise.

Asanko (Equity accounted Joint Venture)

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**1,361**	1,911	(29)%
Waste (Capital)	000 tonnes	**648**	585	11 %
Waste (Operational)	000 tonnes	**7,480**	6,466	16 %
Total waste mined	000 tonnes	**8,128**	7,051	15 %
Total tonnes mined	000 tonnes	**9,488**	8,961	6 %
Strip ratio	waste/ore	**6.0**	3.7	62 %
Grade mined	g/t	**1.41**	1.55	(9)%
Gold mined	000'oz	**61.8**	95.1	(35)%
Tonnes milled	000 tonnes	**1,638**	1,400	17 %
Yield	g/t	**1.31**	1.47	(11)%
Gold produced	000'oz	**69.0**	66.3	4 %
Gold sold	000'oz	**61.4**	67.8	(10)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**1,067**	805	32 %
AIC	US$/oz	**1,305**	881	48 %
Sustaining capital expenditure	US$m	**10.2**	1.9	444 %
Non-sustaining expenditure	US$m	**12.5**	3.5	259 %
Total capital	US$m	**22.7**	5.3	324 %

All figures in table on a 100% basis.

Gold production increased by 4% to 69,000oz (100% basis) in the June quarter from 66,300oz (100% basis) in the March quarter mainly due to an increase in tonnes milled. Yield decreased by 11% to 1.31g/t in the June quarter from 1.47g/t in the March quarter.

Total tonnes mined increased by 6% to 9.5 million tonnes in the June quarter from 9.0 million tonnes in the March quarter on the back of improved contractor equipment performance. Ore tonnes mined decreased by 29% to 1.4 million tonnes due to depletion of the Nkran Cut 2 pit, which was completed soon after March 2020.

Waste tonnes mined increased by 15% to 8.1 million tonnes in the June quarter from 7.1 million tonnes in the March quarter underpinned by improved contractor performance at the Akwasiso pit which enabled the mine to catch up on the planned strip.

All-in cost increased by 48% to US$1,305/oz in the June quarter from US$881/oz in the March quarter due to lower ounces sold, higher cost of sales before amortisation and depreciation and higher capital expenditure.

Sustaining capital expenditure increased by 444% to US$10.2m in the June quarter from US$1.9m in the March quarter mainly due to commencement of the TSF raise. Non-sustaining capital expenditure increased by 259% to US$12.5m in the June quarter from US$3.5m in the March quarter due to timing on the works on the Tetrem Resettlement Action Plan (RAP) and other projects.

Revised AIC guidance for Asanko is US$1,316/oz (original guidance: US$1,130/oz), costs increased due to a number of factors. Additional funds were committed to exploration to capitalise on the upside potential on the lease. In addition, to derisk the future, it was decided to bring forward expenditure on a tailings wall lift from 2021. The timing of the Tetrem relocation project resulted in additional expenditure being brought forward into 2020. The overall project remains on budget. Additional volumes of waste are scheduled to be moved at the Akwasiso and Esaase pits to provide additional flexibility for 2020 and beyond, .

South America region
Peru
Cerro Corona

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**1,465**	2,795	(48)%
Waste mined	000 tonnes	**1,116**	3,184	(65)%
Total tonnes mined	000 tonnes	**2,581**	5,979	(57)%
Grade mined – gold	g/t	**0.85**	0.79	7 %
Grade mined – copper	per cent	**0.44**	0.41	6 %
Gold mined	000'oz	**39.9**	71.3	(44)%
Copper mined	000 tonnes	**6,417**	11,533	(44)%
Tonnes milled	000 tonnes	**1,690**	1,675	1 %
Gold recovery	per cent	**67.1**	67.3	— %
Copper recovery	per cent	**87.7**	88.1	— %
Yield – Gold	g/t	**0.53**	0.71	(26)%
– Copper	per cent	**0.38**	0.43	(13)%
– Combined	eq g/t	**0.85**	1.16	(26)%
Gold produced	000'oz	**27.4**	36.9	(26)%
Copper produced	tonnes	**6,084**	6,905	(12)%
Total equivalent gold produced	000' eq oz	**46.3**	62.3	(26)%
Total equivalent gold sold	000' eq oz	**52.6**	60.4	(13)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**669**	446	50 %
AISC	US$/ eq oz	**1,086**	714	52 %
AIC	US$/oz	**783**	647	21 %
AIC	US$/ eq oz	**1,152**	837	38 %
Sustaining capital expenditure	US$m	**4.4**	4.5	(2)%
Non-sustaining expenditure	US$m	**3.4**	7.1	(53)%
Total capital	US$m	**7.7**	11.6	(33)%

The Cerro Corona operation was significantly impacted by the COVID-19 pandemic during the June quarter, with gold production decreasing by 26% to 27,400oz from 36,900oz in the March quarter and copper production decreasing by 12% to 6,084 tonnes from 6,905 tonnes in the March quarter. With tonnes milled remaining flat quarter-on-quarter, the fall in production was driven entirely by lower grades processed, as lower grade stockpiles were used to supplement the fresh ore mined. Equivalent gold production decreased by 26% to 46,300oz in the June quarter from 62,300oz in the March quarter on the back of the lower gold and copper grades processed as a result of the restrictions relating to COVID-19 (13Koz), as well as a lower price factor (3Koz).

Total tonnes mined decreased by 57% to 2.6 million tonnes in the June quarter from 6.0 million tonnes in the March quarter due to a reduced mining fleet resulting from the COVID-19 restrictions. The team prioritised ore over waste mining in order to mitigate the COVID-19 restrictions impact on production. The deferral of waste will impact the development sequence of the mine which has been modified to increase the waste tonnes in Q4 2020, as well as in 2021 and 2022. The mining and stockpiling of low grade ore will also be reduced in 2020. In the longer term the integrity of the 2030 feasibility objectives remain intact. Low grade ore stockpiles decreased by 0.3 million tonnes to 5.8 million tonnes in the June quarter from 6.1 million tonnes in the March quarter. Total low grade ore stockpiled has an average gold grade of 0.67 grams per tonne and an average copper grade of 0.31 per cent.

Gold yield decreased by 26% to 0.53g/t in the June quarter from 0.71g/t in the March quarter due to a 26% decrease in gold head grade processed to 0.78g/t in the June quarter from 1.06g/t in the March quarter. Similarly, copper yield decreased by 13% to 0.38% in the June quarter from 0.43% in the March quarter due to a decrease in head grade processed.

All-in cost per gold ounce increased by 21% to US$783/oz in the June quarter from US$647/oz in the March quarter driven by the negative impact of inventory movement resulting from lower closing concentrate stocks, together with lower gold sold, partially offset by higher by-product credits and lower capital expenditure. All-in cost per equivalent ounce increased by 38% to US$1,152 per equivalent ounce in the June quarter from US$837 per equivalent ounce in the March quarter driven by the negative impact of inventory movement and lower equivalent ounces sold.

Capital expenditure decreased by 33% to US$7.7 million in the June quarter from US$11.6 million in the March quarter due to reduced construction activities at the tailings dam and waste storage facilities, on the back of the COVID-19 restrictions.

Australia region
St Ives

		June 2020	March 2020	% Variance
Underground				
Ore mined	000 tonnes	**484**	358	35 %
Waste mined	000 tonnes	**214**	230	(7)%
Total tonnes mined	000 tonnes	**698**	588	19 %
Grade mined	g/t	**5.46**	4.66	17 %
Gold mined	000'oz	**85.0**	53.5	59 %
Surface				— %
Ore mined	000 tonnes	**791**	633	25 %
Surface waste (Capital)	000 tonnes	**1,331**	474	181 %
Surface waste (Operational)	000 tonnes	**1,970**	1,532	29 %
Total waste mined	000 tonnes	**3,300**	2,006	65 %
Total tonnes mined	000 tonnes	**4,092**	2,639	55 %
Grade mined	g/t	**1.21**	1.63	(26)%
Gold mined	000'oz	**30.7**	33.2	(8)%
Strip ratio	waste/ore	**4.2**	3.2	31 %
Total (Underground and Surface)				
Total ore mined	000 tonnes	**1,275**	990	29 %
Total grade mined	g/t	**2.82**	2.72	4 %
Total tonnes mined	000 tonnes	**4,789**	3,227	48 %
Total gold mined	000'oz	**115.6**	86.7	33 %
Tonnes milled	000 tonnes	**1,362**	1,154	18 %
Yield – underground	g/t	**4.58**	4.22	9 %
Yield – surface	g/t	**1.06**	1.65	(35)%
Yield – combined	g/t	**2.17**	2.51	(14)%
Gold produced	000'oz	**94.9**	93.1	2 %
Gold sold	000'oz	**103.8**	93.3	11 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,353**	1,339	1 %
	US$/oz	**878**	891	(1)%
AIC	A$/oz	**1,388**	1,364	2 %
	US$/oz	**900**	907	(1)%
Sustaining capital expenditure	A$m	**26.3**	24.8	6 %
	US$m	**17.0**	16.5	3 %
Non-sustaining capital expenditure	A$m	**3.6**	2.3	55 %
	US$m	**2.3**	1.5	51 %
Total capital expenditure	A$m	**29.8**	27.2	10 %
	US$m	**19.3**	18.1	7 %

Gold production increased by 2% to 94,900oz in the June quarter from 93,100oz in the March quarter as an 18% increase in tonnes milled was partially offset by a 14% decrease in yield.

Ore tonnes mined at the underground mines increased by 35% to 484,000t in the June quarter from 358,000t in the March quarter with ramp-up of ore production at Hamlet North. Hamlet North increased to 98,000t from 56,000t and Invincible increased to 386,000t from 302,000t.

Grade mined at the underground operations increased by 17% to 5.46g/t in the June quarter from 4.66g/t in the March quarter mainly due to a ramp up at the higher grade Hamlet North mine. The Hamlet North mine has moved from a developmental stage into a production stage producing planned higher grade ore to complement the ore from the Invincible underground mine.

Total tonnes mined in the open pits increased by 55% to 4.1 million tonnes in the June quarter from 2.6 million tonnes in the March quarter. The increased tonnes mined resulted from higher productivity and utilisation driven by improved underfoot conditions. Increased focus on in pit dewatering, ground water management, bench progression planning and double bench mining has resulted in what would normally be soft and boggy bench floors to be significantly more consolidated leading to better running surfaces for the trucks with less operational delays and improved operational efficiencies. This had a flow on effect on increasing the total material moved (both ore and waste).

Ore tonnes mined at the open pits increased by 25% to 791,000t in the June quarter from 633,000t in the March quarter, with all open pit ore being sourced from the Neptune pit. Higher density grade control drilling in the Neptune pit identified that a section of the stage 5 pit that was previously thought to be waste was in fact ore. This material has been the major contributing factor to the increased ore tonnes.

Surface mined grade decreased by 26% to 1.21g/t in the June quarter from 1.63g/t in the March quarter, following the conclusion of mining activities at the higher grade Neptune stage 2 pit in the March quarter.

Total tonnes processed increased by 18% to 1.36 million tonnes in the June quarter from 1.15 million tonnes in the March quarter mainly due to the additional production days.

All-in cost increased by 2% to A$1,388/oz (US$900/oz) in the June quarter from A$1,364/oz (US$907/oz) in the March quarter due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 10% to A$30 million (US$19 million) in the June quarter from A$27 million (US$18 million) in the March quarter with increased exploration drilling in the June quarter.

Agnew

		June 2020	March 2020	% Variance
Underground ore mined	000 tonnes	354	348	2 %
Underground waste mined	000 tonnes	210	186	13 %
Total tonnes mined	000 tonnes	564	534	6 %
Grade mined – underground	g/t	5.33	4.77	12 %
Gold mined	000'oz	60.6	53.3	14 %
Tonnes milled	000 tonnes	377	322	17 %
Yield	g/t	4.83	4.58	5 %
Gold produced	000'oz	58.5	47.4	24 %
Gold sold	000'oz	57.2	48.3	18 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,723	1,574	9 %
	US$/oz	1,119	1,047	7 %
AIC	A$/oz	1,796	1,637	10 %
	US$/oz	1,167	1,090	7 %
Sustaining capital expenditure	A$m	19.9	13.2	51 %
	US$m	12.9	8.8	47 %
Non-sustaining capital expenditure	A$m	4.2	3.1	36 %
	US$m	2.7	2.0	33 %
Total capital expenditure	A$m	24.0	16.2	48 %
	US$m	15.6	10.8	45 %

Gold production increased by 24% to 58,500oz in the June quarter from 47,400oz in the March quarter due to an increase in grade of ore mined and processed, as well as an increase in tonnes processed.

Mined grade increased by 12% to 5.33g/t in the June quarter from 4.77g/t in the March quarter. Ore development at Waroonga during the March quarter ensured access into the higher grade Waroonga North lower and Kath areas and resulted in improved mined grade in the June quarter.

Tonnes processed increased by 17% to 377,000t in the June quarter from 322,000t in the March quarter underpinned primarily by the additional production days in the June quarter compared to the March quarter.

The difference between the mined grade and the yield in the June quarter is due to an additional 23kt of ROM tonnes processed at a grade of 2.7g/t.

All-in cost increased by 10% to A$1,796/oz (US$1,167/oz) in the June quarter from A$1,637/oz (US$1,090/oz) in the March quarter mainly due to higher cost of sale before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 48% to A$24 million (US$16 million) in the June quarter from A$16 million (US$11 million) in the March quarter driven by the timing of increased capital development in the Sheba and Kath areas in order to derisk the remainder of the year, as well as increased exploration drilling during the quarter.

Granny Smith

		June 2020	March 2020	% Variance
Underground ore mined	000 tonnes	452	418	8 %
Underground waste mined	000 tonnes	169	123	38 %
Total tonnes mined	000 tonnes	621	540	15 %
Grade mined – underground	g/t	5.05	5.37	(6)%
Gold mined	000'oz	73.5	72.1	2 %
Tonnes milled	000 tonnes	448	429	5 %
Yield	g/t	4.68	4.83	(3)%
Gold produced	000'oz	67.5	66.6	1 %
Gold sold	000'oz	67.4	66.6	1 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,524	1,157	32 %
	US$/oz	991	770	29 %
AIC	A$/oz	1,606	1,338	20 %
	US$/oz	1,043	890	17 %
Sustaining capital expenditure	A$m	23.7	7.7	209 %
	US$m	15.5	5.1	203 %
Non-sustaining capital expenditure	A$m	5.5	12.0	(54)%
	US$m	3.5	8.0	(56)%
Total capital expenditure	A$m	29.2	19.7	48 %
	US$m	19.0	13.1	45 %

Gold production increased by 1% to 67,500oz in the June quarter from 66,600oz in the March quarter.

Total tonnes mined increased by 15% to 621,000t in the June quarter from 540,000t in the March quarter due to additional production days in the June quarter compared to the March quarter.

All-in cost increased by 20% to A$1,606/oz (US$1,043/oz) in the June quarter from A$1,338/oz (US$890/oz) in the March quarter due to increased capital expenditure, additional contractor labour costs and employee flight and accommodation costs incurred following the COVID-19 pandemic, partially offset by higher gold sold.

Capital expenditure increased by 48% to A$29 million (US$19 million) in the June quarter from A$20 million (US$13 million) in the March quarter due to timing of expenditure.

The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the

Zone 110/120 areas which turned cash flow positive resulting in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.

Gruyere

		June 2020	March 2020	% Variance
Ore mined	000 tonnes	**2,125**	1,837	16 %
Waste (Capital)	000 tonnes	**2,879**	1,460	97 %
Waste (Operational)	000 tonnes	**946**	1,324	(29)%
Total waste mined	000 tonnes	**3,825**	2,783	37 %
Total tonnes mined	000 tonnes	**5,950**	4,621	29 %
Grade mined	g/t	**1.06**	1.06	— %
Gold mined	000'oz	**72.4**	62.4	16 %
Strip ratio	waste/ore	**1.8**	1.5	20 %
Tonnes milled	000 tonnes	**2,187**	1,926	14 %
Yield	g/t	**1.02**	0.96	6 %
Gold produced	000'oz	**71.9**	59.6	21 %
Gold sold	000'oz	**70.2**	59.8	17 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,345**	1,180	14 %
	US$/oz	**874**	785	11 %
AIC	A$/oz	**1,363**	1,188	15 %
	US$/oz	**886**	791	12 %
Sustaining capital expenditure – 50% basis	A$m	**10.8**	3.7	193 %
	US$m	**7.0**	2.4	188 %
Non-sustaining capital expenditure – 50% basis	A$m	**0.6**	0.2	166 %
	US$m	**0.4**	0.2	161 %
Total capital expenditure – 50% basis	A$m	**11.4**	3.9	191 %
	US$m	**7.4**	2.6	186 %

Mine physicals in table on a 100% basis.

Gold production increased by 21% to 71,900oz in the June quarter from 59,600oz in the March quarter due to increased ore processed and a drawdown of gold-in-circuit.

Ore tonnes mined increased by 16% to 2.13Mt in the June quarter from 1.84Mt in the March quarter with increased availability of production drills compared to the March quarter.

Tonnes processed increased by 14% to 2.19Mt in the June quarter from 1.93Mt in the March quarter with increased availability at the processing plant following an extended planned shutdown in the March quarter to replace mill liners and conduct necessary works to enhance the durability of high wear areas in the crushing and grinding circuits.

All-in cost increased by 15% to A$1,363/oz (US$886/oz) in the June quarter from A$1,188/oz (US$791/oz) in the March quarter due to increased capital expenditure and higher cost of sale before amortisation and depreciation, partially offset by increased gold sold.

Capital expenditure (on a 50% basis) increased by 191% to A$11 million (US$7 million) in the June quarter from A$4 million (US$3 million) in the March quarter. During the June quarter, pre-strip activities at the Gruyere pit stage 3 commenced and work accelerated on a lift of the tailings storage facility.

SALIENT FEATURES AND COST BENCHMARKS

		United States Dollars							
		Total Mine operations including equity accounted Joint Venture	**Total Mine operations excluding equity accounted Joint Venture**	**South African Region**	**West Africa Region**				**South America Region**
					Ghana				**Peru**
Figures are in millions unless otherwise stated				**South Deep**	**Total**	**Tarkwa**	**Damang**	**Asanko 45%**	**Cerro Corona**
Operating Results									
Ore milled/treated (000 tonnes)	**June 2020**	**11,227**	**10,490**	**408**	**5,849**	**3,835**	**1,277**	**737**	**1,690**
	March 2020	10,346	9,716	546	5,259	3,479	1,150	630	1,675
	June 2019	9,037	8,418	282	5,227	3,441	1,167	619	1,652
Yield (grams per tonne)	**June 2020**	**1.6**	**1.6**	**3.0**	**1.2**	**1.2**	**1.2**	**1.3**	**0.9**
	March 2020	1.7	1.7	3.5	1.1	1.1	1.0	1.5	1.2
	June 2019	1.9	1.9	6.3	1.3	1.2	1.5	1.4	1.5
Gold produced (000 managed equivalent ounces)	**June 2020**	**569.4**	**538.3**	**39.8**	**226.4**	**144.5**	**50.8**	**31.1**	**46.3**
	March 2020	553.8	523.9	60.6	193.9	127.1	36.9	29.8	62.3
	June 2019	559.9	532.0	57.3	216.8	134.2	54.6	27.9	80.3
Gold sold (000 managed equivalent ounces)	**June 2020**	**578.8**	**551.2**	**39.8**	**223.0**	**144.5**	**50.8**	**27.6**	**52.6**
	March 2020	551.1	520.6	58.0	194.6	127.1	36.9	30.5	60.4
	June 2019	565.6	535.7	58.6	218.7	134.2	54.6	29.9	76.9
Cost of sales before amortisation and depreciation (million)	**June 2020**	**(399.9)**	**(378.0)**	**(41.4)**	**(147.7)**	**(79.6)**	**(46.3)**	**(21.9)**	**(44.8)**
	March 2020	(409.3)	(389.3)	(61.9)	(159.6)	(82.6)	(57.0)	(20.1)	(34.0)
	June 2019	(379.5)	(358.1)	(65.1)	(138.2)	(86.5)	(30.3)	(21.4)	(38.7)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**June 2020**	**35**	**35**	**98**	**27**	**19**	**45**	**34**	**23**
	March 2020	40	39	114	30	24	40	42	25
	June 2019	42	42	222	27	26	28	32	24
Sustaining capital (million)	**June 2020**	**(108.8)**	**(104.2)**	**(6.5)**	**(45.4)**	**(38.8)**	**(2.1)**	**(4.6)[&]**	**(4.4)**
	March 2020	(76.0)	(75.2)	(7.5)	(31.2)	(28.7)	(1.6)	(0.8)[&]	(4.5)
	June 2019	(89.9)	(78.9)	(8.3)	(42.3)	(29.7)	(1.5)	(11.0)	(9.0)
Non-sustaining capital (million)	**June 2020**	**(20.2)**	**(14.5)**	**(0.1)**	**(7.7)**	**—**	**(2.1)**	**(5.6)**	**(3.4)**
	March 2020	(23.5)	(22.0)	(0.5)	(4.2)	—	(2.6)	(1.6)	(7.1)
	June 2019	(105.8)	(104.2)	—	(24.9)	—	(23.2)	(1.7)	(0.5)
Total capital expenditure (million)	**June 2020**	**(128.9)**	**(118.7)**	**(6.6)**	**(53.1)**	**(38.8)**	**(4.2)**	**(10.2)**	**(7.7)**
	March 2020	(99.5)	(97.2)	(8.0)	(35.4)	(28.7)	(4.2)	(2.4)	(11.6)
	June 2019	(195.7)	(183.1)	(8.3)	(67.2)	(29.7)	(24.7)	(12.7)	(9.5)
All-in-sustaining costs (dollar per ounce)	**June 2020**	**987**	**983**	**1,227**	**1,021**	**982**	**1,108**	**1,067**	**669**
	March 2020	968	978	1,227	1,105	994	1,734	805	446
	June 2019	895	878	1,275	917	958	673	1,180	364
Total all-in-cost (dollar per ounce)	**June 2020**	**1,025**	**1,011**	**1,231**	**1,060**	**982**	**1,149**	**1,305**	**783**
	March 2020	1,015	1,023	1,236	1,130	994	1,804	881	647
	June 2019	1,096	1,087	1,275	1,032	958	1,097	1,247	381

Average exchange rates were US$1 = R17.98, US$1 = R15.03 and US$1 = R14.40 for the June 2020, March 2020 and June 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.70 for the June 2020, March 2020 and June 2019 quarters, respectively.
Figures may not add as they are rounded independently.
• Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$1.4m and US$0.4m (100% basis US$3.1m and US$0.9m) for the June 2020 and March 2020 quarters, respectively.

SALIENT FEATURES AND COST BENCHMARKS continued

Figures are in millions unless otherwise stated		United States Dollars — Australia Region — Australia					Australian Dollars — Australia Region — Australia					South African Rand — South Africa Region
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**June 2020**	**3,280**	**1,362**	**377**	**448**	**1,094**	**3,280**	**1,362**	**377**	**448**	**1,094**	**408**
	March 2020	2,867	1,154	322	429	963	2,867	1,154	322	429	963	546
	June 2019	1,877	1,152	305	420	—	1,877	1,152	305	420	—	282
Yield (grams per tonne)	**June 2020**	**2.4**	**2.2**	**4.8**	**4.7**	**1.0**	**2.4**	**2.2**	**4.8**	**4.7**	**1.0**	**3.0**
	March 2020	2.6	2.5	4.6	4.8	1.0	2.6	2.5	4.6	4.8	1.0	3.5
	June 2019	3.3	2.3	5.8	4.8	—	3.3	2.3	5.8	4.8	—	6.3
Gold produced (000 managed equivalent ounces)	**June 2020**	**256.9**	**94.9**	**58.5**	**67.5**	**35.9**	**256.9**	**94.9**	**58.5**	**67.5**	**35.9**	**1,238**
	March 2020	236.9	93.1	47.4	66.6	29.8	236.9	93.1	47.4	66.6	29.8	1,885
	June 2019	205.6	84.6	56.4	64.7	—	205.6	84.6	56.4	64.7	—	1,782
Gold sold (000 managed equivalent ounces)	**June 2020**	**263.4**	**103.8**	**57.2**	**67.4**	**35.1**	**263.4**	**103.8**	**57.2**	**67.4**	**35.1**	**1,238**
	March 2020	238.1	93.3	48.3	66.6	29.9	238.1	93.3	48.3	66.6	29.9	1,803
	June 2019	211.5	90.2	56.4	64.7	—	211.5	90.2	56.4	64.7	—	1,822
Cost of sales before amortisation and depreciation (million)	**June 2020**	**(166.0)**	**(63.4)**	**(42.1)**	**(41.7)**	**(18.8)**	**(255.9)**	**(97.8)**	**(64.8)**	**(64.3)**	**(29.0)**	**(774.3)**
	March 2020	(153.8)	(60.2)	(37.0)	(39.4)	(17.2)	(231.1)	(90.4)	(55.6)	(59.2)	(25.9)	(930.7)
	June 2019	(137.5)	(60.7)	(39.3)	(37.5)	—	(196.2)	(86.6)	(56.1)	(53.4)	—	(934.7)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**June 2020**	**49**	**44**	**113**	**92**	**16**	**76**	**68**	**173**	**141**	**25**	**1,846**
	March 2020	52	48	114	93	19	79	72	172	140	28	1,718
	June 2019	70	49	135	90	—	99	69	192	129	—	3,189
Sustaining capital (million)	**June 2020**	**(52.5)**	**(17.0)**	**(12.9)**	**(15.5)**	**(7.0)**	**(80.6)**	**(26.3)**	**(19.9)**	**(23.7)**	**(10.8)**	**(118.0)**
	March 2020	(32.8)	(16.5)	(8.8)	(5.1)	(2.4)	(49.4)	(24.8)	(13.2)	(7.7)	(3.7)	(112.7)
	June 2019	(30.3)	(11.8)	(12.6)	(6.0)	—	(43.2)	(16.8)	(17.9)	(8.5)	—	(119.2)
Non-sustaining capital (million)	**June 2020**	**(9.0)**	**(2.3)**	**(2.7)**	**(3.5)**	**(0.4)**	**(13.9)**	**(3.6)**	**(4.2)**	**(5.5)**	**(0.6)**	**(3.2)**
	March 2020	(11.7)	(1.5)	(2.0)	(8.0)	(0.2)	(17.6)	(2.3)	(3.1)	(12.0)	(0.2)	(7.7)
	June 2019	(80.5)	(14.1)	(13.6)	(11.4)	(41.5)	(115.4)	(20.1)	(19.5)	(16.2)	(59.6)	—
Total capital expenditure (million)	**June 2020**	**(61.4)**	**(19.3)**	**(15.6)**	**(19.0)**	**(7.4)**	**(94.4)**	**(29.8)**	**(24.0)**	**(29.2)**	**(11.4)**	**(121.2)**
	March 2020	(44.5)	(18.1)	(10.8)	(13.1)	(2.6)	(67.0)	(27.2)	(16.3)	(19.7)	(3.9)	(120.3)
	June 2019	(110.9)	(25.9)	(26.2)	(17.4)	(41.5)	(158.6)	(36.9)	(37.4)	(24.7)	(59.6)	(119.2)
All-in-sustaining costs (dollar per ounce)	**June 2020**	**959**	**878**	**1,119**	**991**	**874**	**1,476**	**1,353**	**1,723**	**1,524**	**1,345**	**735,521**
	March 2020	876	891	1,047	770	785	1,316	1,339	1,574	1,157	1,180	592,925
	June 2019	868	873	983	760	—	1,238	1,245	1,402	1,085	—	590,492
Total all-in-cost (dollar per ounce)	**June 2020**	**993**	**900**	**1,167**	**1,043**	**886**	**1,529**	**1,388**	**1,796**	**1,606**	**1,363**	**738,079**
	March 2020	925	907	1,090	890	791	1,390	1,364	1,637	1,338	1,188	597,181
	June 2019	1,249	1,029	1,224	936	—	1,781	1,468	1,747	1,335	—	590,492

Average exchange rates were US$1 = R17.98, US$1 = R15.03 and US$1 = R14.40 for the June 2020, March 2020 and June 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.65, A$1 = US$0.67 and A$1 = US$0.70 for the June 2020, March 2020 and June 2019 quarters, respectively.
Figures may not add as they are rounded independently.

UNDERGROUND AND SURFACE

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
				Ghana				Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	**June 2020**	**1,506**	**215**	**—**	**—**	**—**	**—**	**—**	**1,290**	**484**	**354**	**452**	**—**
	March 2020	1,398	275	—	—	—	—	—	1,123	358	348	418	—
	June 2019	1,290	254	—	—	—	—	—	1,036	311	299	426	—
– underground waste	**June 2020**	**600**	**8**	**—**	**—**	**—**	**—**	**—**	**593**	**214**	**210**	**169**	**—**
	March 2020	547	8	—	—	—	—	—	539	230	186	123	—
	June 2019	623	16	—	—	—	—	—	607	217	214	175	—
– surface ore	**June 2020**	**8,425**	**—**	**5,107**	**3,024**	**1,470**	**612**	**1,465**	**1,854**	**791**	**—**	**—**	**1,062**
	March 2020	9,265	—	4,919	3,319	740	860	2,795	1,552	633	—	—	919
	June 2019	9,341	—	5,766	3,951	1,340	475	1,760	1,814	966	—	—	849
– total	**June 2020**	**10,531**	**223**	**5,107**	**3,024**	**1,470**	**612**	**1,465**	**3,737**	**1,489**	**564**	**621**	**1,062**
	March 2020	11,211	283	4,919	3,319	740	860	2,795	3,214	1,221	534	540	919
	June 2019	11,254	270	5,766	3,951	1,340	475	1,760	3,458	1,494	513	601	849
Grade mined (grams per tonne) – underground ore	**June 2020**	**5.5**	**6.7**	**—**	**—**	**—**	**—**	**—**	**5.3**	**5.5**	**5.3**	**5.1**	**—**
	March 2020	5.1	5.9	—	—	—	—	—	5.0	4.7	4.8	5.4	—
	June 2019	5.3	6.3	—	—	—	—	—	5.1	3.6	6.4	5.2	—
– surface ore	**June 2020**	**1.3**	**—**	**1.4**	**1.4**	**1.5**	**1.4**	**0.8**	**1.1**	**1.2**	**—**	**—**	**1.1**
	March 2020	1.2	—	1.4	1.3	1.4	1.5	0.8	1.3	1.6	—	—	1.1
	June 2019	1.3	—	1.3	1.3	1.6	1.6	1.2	1.3	1.7	—	—	0.8
– total	**June 2020**	**1.9**	**6.5**	**1.4**	**1.4**	**1.5**	**1.4**	**0.8**	**2.8**	**2.8**	**5.3**	**5.1**	**1.1**
	March 2020	1.7	5.7	1.4	1.3	1.4	1.5	0.8	2.8	2.7	4.8	5.4	1.1
	June 2019	1.8	5.9	1.3	1.3	1.6	1.6	1.2	2.7	2.2	6.4	5.2	0.8
Gold mined (000 ounces)* – underground ore	**June 2020**	**265.8**	**46.7**	**—**	**—**	**—**	**—**	**—**	**219.1**	**85.0**	**60.6**	**73.5**	**—**
	March 2020	231.0	52.1	—	—	—	—	—	178.9	53.5	53.3	72.1	—
	June 2019	219.8	51.3	—	—	—	—	—	168.4	36.5	61.3	70.7	—
– surface ore	**June 2020**	**339.0**	**—**	**232.2**	**133.2**	**71.2**	**27.8**	**39.9**	**66.9**	**30.7**	**—**	**—**	**36.2**
	March 2020	349.9	—	214.3	137.9	33.6	42.8	71.3	64.4	33.2	—	—	31.2
	June 2019	391.5	—	250.2	159.0	67.5	23.7	66.4	74.9	51.9	—	—	23.0
– total	**June 2020**	**604.8**	**46.7**	**232.2**	**133.2**	**71.2**	**27.8**	**39.9**	**286.0**	**115.6**	**60.6**	**73.5**	**36.2**
	March 2020	581.0	52.1	214.3	137.9	33.6	42.8	71.3	243.3	86.7	53.3	72.1	31.2
	June 2019	611.2	51.3	250.2	159.0	67.5	23.7	66.4	243.3	88.3	61.3	70.7	23.0
Ore milled/treated (000 tonnes) – underground ore	**June 2020**	**1,462**	**210**	**—**	**—**	**—**	**—**	**—**	**1,252**	**427**	**377**	**448**	**—**
	March 2020	1,429	291	—	—	—	—	—	1,138	388	322	429	—
	June 2019	1,331	269	—	—	—	—	—	1,062	338	305	420	—
– underground waste	**June 2020**	**8**	**8**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	March 2020	5	5	—	—	—	—	—	—	—	—	—	—
	June 2019	11	11	—	—	—	—	—	—	—	—	—	—
– surface ore	**June 2020**	**9,757**	**191**	**5,849**	**3,835**	**1,277**	**737**	**1,690**	**2,028**	**935**	**—**	**—**	**1,094**
	March 2020	8,913	250	5,259	3,479	1,150	630	1,675	1,729	766	—	—	963
	June 2019	7,753	1	5,227	3,441	1,167	619	1,652	873	815	—	—	58
– total	**June 2020**	**11,227**	**408**	**5,849**	**3,835**	**1,277**	**737**	**1,690**	**3,280**	**1,362**	**377**	**448**	**1,094**
	March 2020	10,346	546	5,259	3,479	1,150	630	1,675	2,867	1,154	322	429	963
	June 2019	9,095	281	5,227	3,441	1,167	619	1,652	1,935	1,152	305	420	58
Yield (Grams per tonne) – underground ore	**June 2020**	**4.9**	**5.8**	**—**	**—**	**—**	**—**	**—**	**4.7**	**4.6**	**4.8**	**4.7**	**—**
	March 2020	4.9	6.4	—	—	—	—	—	4.6	4.2	4.6	4.8	—
	June 2019	5.0	6.6	—	—	—	—	—	4.6	3.4	5.8	4.8	—
– surface ore	**June 2020**	**1.1**	**0.1**	**1.2**	**1.2**	**1.2**	**1.3**	**0.9**	**1.0**	**1.1**	**—**	**—**	**1.0**
	March 2020	1.1	0.1	1.1	1.1	1.0	1.5	1.2	1.3	1.6	—	—	1.0
	June 2019	1.4	4.0	1.3	1.2	1.5	1.4	1.5	1.7	1.8	—	—	—
– combined	**June 2020**	**1.6**	**3.0**	**1.2**	**1.2**	**1.2**	**1.3**	**0.9**	**2.4**	**2.2**	**4.8**	**4.7**	**1.0**
	March 2020	1.7	3.5	1.1	1.1	1.0	1.5	1.2	2.6	2.5	4.6	4.8	1.0
	June 2019	1.9	6.3	1.3	1.2	1.5	1.4	1.5	3.3	2.3	5.8	4.8	—
Gold produced (000 ounces)* – underground ore	**June 2020**	**228.2**	**39.2**	**—**	**—**	**—**	**—**	**—**	**189.0**	**63.0**	**58.5**	**67.5**	**—**
	March 2020	226.3	59.7	—	—	—	—	—	166.5	52.6	47.4	66.6	—
	June 2019	215.5	57.1	—	—	—	—	—	158.4	37.3	56.4	64.7	—
– surface ore	**June 2020**	**341.2**	**0.6**	**226.4**	**144.5**	**50.8**	**31.1**	**46.3**	**67.9**	**31.9**	**—**	**—**	**35.9**
	March 2020	327.5	0.9	193.9	127.1	36.9	29.8	62.3	70.4	40.6	—	—	29.8
	June 2019	344.4	0.2	216.8	134.2	54.6	27.9	80.3	47.2	47.2	—	—	—
– total	**June 2020**	**569.4**	**39.8**	**226.4**	**144.5**	**50.8**	**31.1**	**46.3**	**256.9**	**94.9**	**58.5**	**67.5**	**35.9**
	March 2020	553.8	60.6	193.9	127.1	36.9	29.8	62.3	236.9	93.1	47.4	66.6	29.8
	June 2019	559.9	57.3	216.7	134.2	54.6	27.9	80.3	205.6	84.6	56.4	64.7	—
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) – underground	**June 2020**	**111**	**176**	**—**	**—**	**—**	**—**	**—**	**100**	**97**	**113**	**92**	**—**
	March 2020	117	206	—	—	—	—	—	94	79	114	93	—
	June 2019	130	222	—	—	—	—	—	106	98	135	90	—
– surface	**June 2020**	**24**	**9**	**27**	**19**	**45**	**34**	**23**	**18**	**20**	**—**	**—**	**16**
	March 2020	27	6	30	24	40	42	25	25	32	—	—	19
	June 2019	26	71	27	26	28	32	24	26	28	—	—	—
– total	**June 2020**	**35**	**98**	**27**	**19**	**45**	**34**	**23**	**49**	**44**	**113**	**92**	**16**
	March 2020	40	114	30	24	40	42	25	52	48	114	93	19
	June 2019	42	222	27	26	28	32	24	70	49	135	90	—

* Excludes surface material at South Deep.

Review of Operations
Six months ended 30 June 2020 compared with six months ended 30 June 2019

Figures may not add as they are rounded independently.

South Africa region
South Deep

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	**490**	430	14 %
Waste mined	000 tonnes	**16**	52	(69)%
Total tonnes	000 tonnes	**506**	482	5 %
Grade mined – underground reef	g/t	**6.26**	6.27	— %
Grade mined – underground total	g/t	**6.07**	5.59	9 %
Gold mined	kg	**3,072**	2,695	14 %
	000'oz	**98.8**	86.6	14 %
Destress	m²	**14,958**	10,191	47 %
Development	m	**1,541**	2,272	(32)%
Secondary support	m	**3,605**	5,006	(28)%
Backfill	m³	**140,975**	175,725	(20)%
Ore milled – underground reef	000 tonnes	**501.2**	440.6	14 %
Ore milled – underground waste	000 tonnes	**12.2**	38.7	(68)%
Ore milled – surface	000 tonnes	**440.8**	61.0	623 %
Total tonnes milled	000 tonnes	**954.1**	540.3	77 %
Yield – underground	g/t	**6.14**	6.50	(6)%
Surface yield	g/t	**0.10**	0.32	(68)%
Total yield	g/t	**3.27**	5.28	(38)%
Gold produced	kg	**3,123**	2,851	10 %
	000'oz	**100.4**	91.7	9 %
Gold sold	kg	**3,042**	2,804	8 %
	000'oz	**97.8**	90.1	9 %
AISC – revised interpretation guidance (WGC November 2018)	R/kg	**650,972**	698,982	(7)%
	US$/oz	**1,227**	1,529	(20)%
AIC	R/kg	**654,537**	698,982	(6)%
	US$/oz	**1,234**	1,529	(19)%
Sustaining capital expenditure	Rm	**230.7**	250.0	(8)%
	US$m	**14.0**	18.0	(22)%
Non-sustaining capital expenditure	Rm	**10.8**	—	— %
	US$m	**0.7**	—	— %
Total capital expenditure	Rm	**241.6**	250.0	(3)%
	US$m	**14.6**	18.0	(19)%
Net cash flow	Rm	**79.3**	(238.1)	133 %
	US$m	**4.8**	(17.6)	127 %

Despite the impact of COVID-19 South Deep showed improvements in most measures during H1 2020 compared to H1 2019. This is largely due to the fact that H1 2019 was subject to organisational realignment post the labour restructuring and industrial action towards the end of 2018. Ore mined and gold produced increased by 14% and 10% respectively. Had it not been for the COVID-19 interventions, the improvements would likely have been more significant.

Development decreased by 32% as 2019 included catch up lead on development. Destress increased by 47% as South Deep continued its migration to North of Wrench from Current Mine. Waste mined decreased by 69% as a result of the increased focus on destress mining and the decrease in stope access development in Current Mine.

Secondary support decreased by 28% and backfill by 20% during the six months ended 30 June 2020 as these activities were reinstated later than production post the COVID-19 lockdown restrictions. The period ended 30 June 2019 included catch up secondary support and backfill not repeated in the six months ended 30 June 2020.

Surface re-mining and processing increased dramatically by 623% due to fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities. Total reef yield was negatively impacted by the increased surface re-mining volume and decreased by 38%, underground reef yield compares well with a 6% reduction. The relatively high grade recovered is a result of improved stoping performance together with an improvement in the ratio of higher-grade stoping tonnes to development and destress tonnes. Grade was also favourably impacted by the increase in volumes from North of Wrench as extraction from the higher-grade 3W and 4W proximal corridors gradually increased.

Total all-in cost decreased by 6% to R654,537/kg (US$1,234/oz) for the six months ended 30 June 2020 from R698,982/kg (US$1,529/oz) for the six months ended 30 June 2019 mainly due to higher gold sold and lower capital expenditure, partially offset by slightly higher cost of sales before amortisation and depreciation.

Capital expenditure decreased by 3% to R242 million (US$15 million) for the six months ended 30 June 2020 from R250 million (US$18 million) for the six months ended 30 June 2019 as explained below.

Sustaining capital expenditure decreased by 8% to R231m (US$14m) for the six months ended 30 June 2020 from R250m (US$18m) for the six months ended 30 June 2019 mainly due to reduced overall spending as a result of the COVID-19 pandemic. Non-sustaining capital expenditure increased to R11m (US$1m) for the six months ended 30 June 2020 from Rnil m (US$nil m) for the six months ended 30 June 2019. This increase was mainly due to the preparation for the development growth capital in 2020.

South Deep generated net cash inflow of R79m (US$5m) for the six months ended 30 June 2020 compared to an outflow of R238m (US$18m) for the six months ended 30 June 2019.

West Africa region
Ghana

		June 2020	June 2019	% Variance
Gold production	000'oz	**420.4**	437.8	(4)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**1,060**	892	19 %
AIC	US$/oz	**1,093**	1,007	9 %
Net cash flow	US$m	**139.2**	71.5	95 %

Total production decreased by 4% to 420koz for the six months ended 30 June 2020 from 438koz for the six months ended 30 June 2019 mainly due to decreased production at Damang following the completion of the Amoanda pit in H1 2019.

All-in cost increased by 9% to US$1,093/oz in June 2020 from US$1,007/oz for the six months ended 30 June 2019.

The region produced net cash flow (excluding Asanko) of US$139m for the six months ended 30 June 2020 compared to US$72m for the six months ended 30 June 2019. Gold Fields received US$37.5m on the redemption of preference shares from Asanko for the six months ended 30 June 2020. If included the total cash flow for the six months ended 30 June 2020 would be US$176.7m.

Tarkwa

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	6,343	8,013	(21)%
Waste (Capital)	000 tonnes	21,451	19,900	8 %
Waste (Operational)	000 tonnes	17,537	20,571	(15)%
Total waste mined	000 tonnes	38,988	40,471	(4)%
Total tonnes mined	000 tonnes	45,331	48,484	(7)%
Grade mined	g/t	1.33	1.25	6 %
Gold mined	000'oz	271.0	320.9	(16)%
Strip ratio	waste/ore	6.1	5.1	22 %
Tonnes milled	000 tonnes	7,314	6,886	6 %
Yield	g/t	1.16	1.22	(5)%
Gold produced	000'oz	271.7	270.9	— %
Gold sold	000'oz	271.7	270.9	— %
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	988	940	5 %
AIC	US$/oz	988	940	5 %
Sustaining capital expenditure	US$m	67.5	68.3	(1)%
Non-sustaining expenditure	US$m	—	—	— %
Total capital	US$m	67.5	68.3	(1)%
Net cash flow	US$m	129.4	62.1	108 %

Gold production increased marginally to 271,700oz for the six months ended 30 June 2020 from 270,900oz for the six months ended 30 June 2019 mainly due to higher tonnes milled. Yield decreased by 5% to 1.16/t for the six months ended 30 June 2020 from 1.22g/t for the six months ended 30 June 2019 due to lower ore tonnes mined and feeding of lower grade stockpiles. Ore rehandled from stockpiles was 1,782kt at a head grade of 0.78g/t for the six months ended 30 June 2020 compared to 270kt at a head grade of 0.83g/t for the six months ended 30 June 2019.

Total tonnes mined, including capital waste stripping, decreased by 7% to 45.3 million tonnes for the six months ended 30 June 2020 from 48.5 million tonnes or the six months ended 30 June 2019 in line with the 2020 mine plan.

All-in cost increased by 5% to US$988/oz for the six months ended 30 June 2020 from US$940/oz for the six months ended 30 June 2019 due to higher cost of sales before amortisation and depreciation and higher royalty tax, partially offset by higher gold sold and lower capital expenditure.

Capital expenditure decreased by 1% to US$67.5 million for the six months ended 30 June 2020 from US$68.3 million for the six months ended 30 June 2019.

Tarkwa generated net cash flow of US$129m for the six months ended 30 June 2020 from US$62m for the six months ended 30 June 2019 mainly due to a higher gold price received.

Damang

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	2,211	2,697	(18)%
Waste (Capital)	000 tonnes	8	11,711	(100)%
Waste (Operational)	000 tonnes	11,679	2,715	330 %
Total waste mined	000 tonnes	11,686	14,426	(19)%
Total tonnes mined	000 tonnes	13,897	17,123	(19)%
Grade mined	g/t	1.47	1.58	(7)%
Gold mined	000'oz	104.8	136.9	(23)%
Strip ratio	waste/ore	5.3	5.3	(1)%
Tonnes milled	000 tonnes	2,427	2,317	5 %
Yield	g/t	1.12	1.50	(25)%
Gold produced	000'oz	87.8	111.8	(21)%
Gold sold	000'oz	87.8	111.8	(21)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,371	652	110 %
AIC	US$/oz	1,425	1,061	34 %
Sustaining capital expenditure	US$m	3.7	4.0	(8)%
Non-sustaining expenditure	US$m	4.7	45.7	(90)%
Total capital	US$m	8.4	49.7	(83)%
Net cash flow	US$m	9.8	9.4	5 %

Gold production decreased by 21% to 87,800oz for the six months ended 30 June 2020 from 111,800oz for the six months ended 30 June 2019 mainly due to lower yield. Yield decreased by 25% to 1.12g/t for the six months ended 30 June 2020 from 1.50g/t for the six months ended 30 June 2019 due to lower feed grade following the completion of the Amoanda and Saddle pits in 2019 as well as the lower grade material mined while transitioning through the Huni Sandstone in the main pit Complex during H1 2020. In addition, ore rehandled from stockpiles was 663kt at a head grade of 0.94g/t for the six months ended 30 June 2020 compared to 396kt at a head grade of 1.78g/t for the six months ended 30 June 2019.

Total tonnes mined decreased by 19% to 13.9 million tonnes for the six months ended 30 June 2020 from 17.1 million tonnes for the six months ended 30 June 2019 due to the completion of mining in the Amoanda and Saddle pits in line with the plan.

Capital waste tonnes, included in total waste tonnes, decreased by 100% to 0.01 million tonnes for the six months ended 30 June 2020 from 11.7 million tonnes for the six months ended 30 June 2019 due to the completion of capital waste stripping following the intersection of the main orebody at the Damang Complex pits.

Operational waste tonnes increased by 330% to 11.7 million tonnes for the six months ended 30 June 2020 from 2.7 million tonnes for the six months ended 30 June 2019 due to the completion of capital waste stripping in H1 2020 with all waste now mined classified as operational waste.

Ore tonnes mined decreased by 18% to 2.2 million tonnes for the six months ended 30 June 2020 from 2.7 million tonnes for the six months ended 30 June 2019 as a result of the completion of mining at Saddle and Amoanda pits.

Gold mined decreased by 23% to 104,800oz for the six months ended 30 June 2020 from 136,900oz for the six months ended 30 June 2019 due to lower ore tonnes and grade mined as a result of the completion of mining at Saddle and Amoanda pits.

All-in cost increased by 34% to US$1,425/oz for the six months ended 30 June 2020 from US$1,061/oz for the six months ended 30 June 2019 due to lower gold sold and higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure.

Capital expenditure decreased by 83% to US$8.4 million for the six months ended 30 June 2020 from US$49.7 million for the six months ended 30 June 2019. Non-sustaining capital expenditure decreased by 90% to US$4.7m for the six months ended 30 June 2020 from US$45.7m for the six months ended 30 June 2019. The decrease in capital expenditure is mainly due to lower capital waste tonnes mined.

At the end of the June 2020 quarter, 42 months into the Damang reinvestment project (DRP), total material mined amounted to 134 million tonnes, 14% ahead of the project schedule. Gold produced for the same period was 620,550oz, 13% above the DRP plan of 550,568oz. Project capital spent as at 30 June 2020 was US$355m versus the DRP budget of US$336m, largely driven by the additional capital waste tonnes mined.

Damang generated net cash flow of US$10m for the six months ended 30 June 2020 compared to US$9m for the six months ended 30 June 2019.

Encouragingly, mining transitioned through the bulk of the Huni Sandstone during H1 2020, with minimal volumes of Huni Sandstone remaining. Damang is on track to deliver the 2020 production guidance, with mining occurring in the higher grade Tarkwa Phyllite during H2 2020 where mined grade is expected to improve. Gold production will thus be higher in the second half of the year relative to the first half. This is expected to have a favourable impact on AISC and AIC in H2 2020 and for the full year.

Asanko (Equity accounted Joint Venture)

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	3,271	2,561	28 %
Waste mined	000 tonnes	15,178	14,391	5 %
Total tonnes mined	000 tonnes	18,449	16,952	9 %
Grade mined	g/t	1.49	1.48	1 %
Gold mined	000'oz	157.0	121.9	29 %
Strip ratio	waste/ore	4.6	5.6	(18)%
Tonnes milled	000 tonnes	3,038	2,598	17 %
Yield	g/t	1.39	1.47	(6)%
Gold produced	000'oz	135.4	122.5	11 %
Gold sold	000'oz	129.2	119.8	8 %
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	929	1,155	(20)%
AIC	US$/oz	1,083	1,235	(12)%
Sustaining capital expenditure	US$m	12.0	27.9	(57)%
Non-sustaining expenditure	US$m	16.0	7.8	105 %
Total capital	US$m	28.0	35.6	(21)%

All figures in table on a 100% basis.

Gold production increased by 11% to 135,400oz (100% basis) for the six months ended 30 June 2020 from 122,500oz (100% basis) for the six months ended 30 June 2019 mainly due to higher tonnes milled which increased 17%.

All-in cost decreased by 12% to US$1,083/oz for the six months ended 30 June 2020 from US$1,235/oz for the six months ended 30 June 2019 underpinned by an 8% increase in gold sold and a decrease in capital expenditure.

Total capital expenditure (100% basis) decreased by 21% to US$28 million for the six months ended 30 June 2020 from US$36 million for the six months ended 30 June 2019 due to reduced capital strip at the Esaase pit as the pit advances.

South America region

Peru
Cerro Corona

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	4,260	3,681	16 %
Waste mined	000 tonnes	4,300	7,141	(40)%
Total tonnes mined	000 tonnes	8,560	10,822	(21)%
Grade mined – gold	g/t	0.81	1.10	(26)%
Grade mined – copper	per cent	0.42	0.53	(20)%
Gold mined	000'oz	111.2	130.5	(15)%
Copper mined	000 tonnes	17,950	19,535	(8)%
Tonnes milled	000 tonnes	3,364	3,348	— %
Gold recoveries	per cent	67.2	66.5	1 %
Copper recoveries	per cent	87.9	89.3	(2)%
Yield – Gold	g/t	0.62	0.78	(21)%
– Copper	per cent	0.40	0.50	(20)%
– Combined	eq g/t	1.00	1.46	(31)%
Gold produced	000'oz	64.3	80.8	(20)%
Copper produced	tonnes	12,989	16,122	(19)%
Total equivalent gold produced	000' eq oz	108.7	157.1	(31)%
Total equivalent gold sold	000' eq oz	113.0	156.4	(28)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	547	264	107 %
AISC	US$/ eq oz	887	684	30 %
AIC	US$/oz	709	290	144 %
AIC	US$/ eq oz	984	698	41 %
Sustaining capital expenditure	US$m	8.9	14.6	(39)%
Non-sustaining expenditure	US$m	10.5	1.7	500 %
Total capital	US$m	19.3	16.3	19 %
Net cash flow	US$m	49.4	51.5	(4)%

Since 15 March 2020, the Cerro Corona operation has been impacted by the State of Emergency declared by the Peruvian Government in response to the COVID-19 pandemic, with the quarantine limiting (to varying degrees) the team's ability to transport people and concentrate. In addition, the new health protocols that were implemented in response to the pandemic, have limited the capacity at the camp, which has negatively impacted the mining operation and construction projects.

Gold production decreased by 20% to 64,300oz for the six months ended 30 June 2020 from 80,800oz for the six months ended 30 June 2019, while copper production decreased by 19% to 12,989 tonnes for the six months ended 30 June 2020 from 16,122 tonnes for the six months ended 30 June 2019, both due to lower grades processed. Equivalent gold production decreased by 31% to 108,700oz for the six months ended 30 June 2020 from 157,100oz for the six months ended 30 June 2019 underpinned by lower gold and copper grades processed as lower grade stockpiles were used to supplement the fresh ore mined due to the COVID-19 restrictions during the six months (31Koz), together with a lower price factor (17Koz).

All-in cost per gold ounce increased by 144% to US$709/oz for the six months ended 30 June 2020 from US$290/oz for the six months ended 30 June 2019 mainly due to higher capital expenditure, lower by-product credits and lower gold sold. All-in cost per equivalent ounce increased by 41% to US$984 per equivalent ounce for the six months ended 30 June 2020 from US$698 per equivalent ounce for the six months ended 30 June 2019 due to lower equivalent ounces sold and higher capital expenditure.

Total capital expenditure increased by 19% to US$19.3 million for the six months ended 30 June 2020 from US$16.3 million for the six months ended 30 June 2019. This increase was underpinned by the construction of the Arpon waste storage facility, as well as the culmination of the infrastructure relocation activities related to the expansion of the life of mine until 2030, which started at the end of 2019. This included relocation of roads, the explosive storage facility and warehouses.

Despite the challenges, Cerro Corona generated net cash flow of US$49m for the six months ended 30 June 2020 compared with US$52m for the six months ended 30 June 2019.

Australia region

		June 2020	June 2019	% Variance
Gold production	000'oz	**493.8**	434.9	14 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,400**	1,191	18 %
	US$/oz	**919**	841	9 %
AIC	A$/oz	**1,463**	1,677	(13)%
	US$/oz	**960**	1,185	(19)%
Net cash flow*	A$m	**317.3**	38.6	722 %
	US$m	**208.3**	27.5	658 %
Net cash flow (excluding Gruyere growth capital)	A$m	**317.3**	130.4	143 %
	US$m	**208.3**	92.2	126 %

*Includes Australia consolidated tax paid and working capital movements of A$71.0m (US$46.8m) in H1 2020 and A$52.9m (US$37.6m) in H1 2019, respectively.

Gold production increased by 14% to 494koz for the six months ended June 2020 from 435koz for the six months ended June 2019 mainly due to the inclusion of Gruyere, with the operation reaching commercial levels of production at the end of September 2019.

All-in cost (which included capital expenditure on Gruyere) decreased by 13% to A$1,463/oz (US$960/oz) for the six months ended June 2020 from A$1,677/oz (US$1,185/oz) for the six months ended June 2019.

The region produced net cash flow of A$317m (US$208m) for the six months ended June 2020 compared with A$130m (US$92m) for the six months ended June 2019.

St Ives

		June 2020	June 2019	% Variance
Underground				
Ore mined	000 tonnes	**842**	646	30 %
Waste mined	000 tonnes	**444**	464	(4)%
Total tonnes mined	000 tonnes	**1,286**	1,109	16 %
Grade mined	g/t	**5.12**	4.05	26 %
Gold mined	000'oz	**138.5**	84.0	65 %
Surface				— %
Ore mined	000 tonnes	**1,424**	1,718	(17)%
Surface waste (Capital)	000 tonnes	**1,805**	3,396	(47)%
Surface waste (Operational)	000 tonnes	**3,501**	1,900	84 %
Total waste mined	000 tonnes	**5,306**	5,296	— %
Total tonnes mined	000 tonnes	**6,730**	7,014	(4)%
Grade mined	g/t	**1.40**	1.70	(18)%
Gold mined	000'oz	**63.9**	93.6	(32)%
Strip ratio	waste/ore	**3.7**	3.1	19 %
Total (Underground and Surface)				
Total ore mined	000 tonnes	**2,266**	2,364	(4)%
Total grade mined	g/t	**2.78**	2.34	19 %
Total tonnes mined	000 tonnes	**8,016**	8,124	(1)%
Total gold mined	000'oz	**202.3**	177.6	14 %
Tonnes milled	000 tonnes	**2,516**	2,251	12 %
Yield – underground	g/t	**4.41**	3.90	13 %
Yield – surface	g/t	**1.33**	2.00	(34)%
Yield – combined	g/t	**2.33**	2.60	(11)%
Gold produced	000'oz	**188.1**	187.6	— %
Gold sold	000'oz	**197.1**	183.2	8 %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,346**	1,217	11 %
	US$/oz	**884**	859	3 %
AIC	A$/oz	**1,376**	1,427	(4)%
	US$/oz	**904**	1,008	(10)%
Sustaining capital expenditure	A$m	**51.1**	33.3	53 %
	US$m	**33.6**	23.5	43 %
Non-sustaining capital expenditure	A$m	**5.9**	38.5	(85)%
	US$m	**3.9**	27.2	(86)%
Total capital expenditure	A$m	**57.0**	71.8	(21)%
	US$m	**37.4**	50.7	(26)%
Net cash flow (pre-tax)	A$m	**151.8**	91.7	66 %
	US$m	**99.7**	64.9	54 %

Gold production for the six months ended 30 June 2020 was 188,100oz, similar to production of 187,600oz for the six months ended 30 June 2019 as a 12% increase in tonnes milled was offset by a 11% decrease in yield.

At the underground operations, ore mined increased by 30% to 842,000t for the six months ended 30 June 2020 from 646,000t for the six months ended 30 June 2019 with ramp-up of ore production at Hamlet North. The underground grade mined increased by 26% to 5.12g/t for the six months ended 30 June 2020 from 4.05g/t for the six months ended 30 June 2019 as a result of the commencement of production stope mining at the Hamlet North mine.

At the open pits total ore tonnes mined decreased by 17% to 1.42 million tonnes for the six months ended 30 June 2020 from 1.72 million tonnes for the six months ended 30 June 2019. Stage 6 of the Invincible open pit was completed during 2019, bringing mining of the Invincible open pit to an end. In 2020, all open pit ore was sourced from the Neptune pit. Subsequently, grade mined decreased by 18% to 1.40g/t for the six months ended 30 June 2020 from 1.70g/t for the six months ended 30 June 2019 as grades in the current stages of the Neptune pit are lower than grades in the Invincible open pit.

All-in cost decreased by 4% to A$1,376/oz (US$904/oz) for the six months ended 30 June 2020 from A$1,427/oz (US$1,008/oz) for the six months ended 30 June 2019 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation.

Capital expenditure decreased by 21% to A$57 million (US$37 million) for the six months ended 30 June 2020 from A$72 million (US$51 million) for the six months ended 30 June 2019. During 2019 the Invincible and Hamlet North underground mines were being developed.

St Ives generated net cash flow of A$152m (US$100m) for the six months ended 30 June 2020 compared with A$92m (US$65m) for the six months ended 30 June 2019.

Agnew

		June 2020	June 2019	% Variance
Underground ore mined	000 tonnes	**702**	591	19 %
Underground waste mined	000 tonnes	**396**	398	— %
Total tonnes mined	000 tonnes	**1,098**	989	11 %
Grade mined – underground	g/t	**5.05**	6.21	(19)%
Gold mined	000'oz	**113.9**	117.9	(3)%
Tonnes milled	000 tonnes	**698**	586	19 %
Yield	g/t	**4.72**	6.02	(22)%
Gold produced	000'oz	**105.9**	113.3	(6)%
Gold sold	000'oz	**105.5**	115.4	(9)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,655**	1,337	24 %
	US$/oz	**1,086**	944	15 %
	A$/oz	**1,723**	1,753	(2)%
AIC	US$/oz	**1,131**	1,238	(9)%
Sustaining capital expenditure	A$m	**33.0**	29.5	12 %
	US$m	**21.7**	20.8	4 %
Non-sustaining capital expenditure	A$m	**7.2**	48.0	(85)%
	US$m	**4.7**	33.9	(86)%
Total capital expenditure	A$m	**40.3**	77.5	(48)%
	US$m	**26.4**	54.7	(52)%
Net cash flow (pre-tax)	A$m	**63.4**	18.3	247 %
	US$m	**41.7**	12.9	223 %

Gold production decreased by 6% to 105,900oz for the six months ended 30 June 2020 from 113,300oz for the six months ended 30 June 2019 due to a decrease in grade of ore mined and processed in line with the plan. The reduced grade was due to additional lower grade stopes mined in the Kath lode at Waroonga and at New Holland. This was partially offset by an increase in ore tonnes mined and processed due to additional stopes mined.

Tonnes processed increased by 19% to 698,000t in the six months ended 30 June 2020 from 586,000t for the six months ended 30 June 2019. This increase can be attributed to the additional production days, increased crusher availability through maintenance practices, change in grinding media and instrumentation upgrades to manage tank settling.

All-in cost decreased by 2% to A$1,723/oz (US$1,131/oz) for the six months ended 30 June 2020 from A$1,753/oz (US$1,238/oz) for the six months ended 30 June 2019 due to lower capital expenditure and increased gold sold, partially offset by increased production cost as a result of expediting development from H2 in order to derisk the H2 production plan.

Capital expenditure decreased by 48% to A$40 million (US$26 million) for the six months ended 30 June 2020 from A$78 million (US$55 million) for the six months ended 30 June 2019 driven by an 85% decrease in non-sustaining capital expenditure to A$7m (US$5m) for the six months ended June 2020 from A$48m (US$34m) for the six months ended June 2019. Additional expenditure was incurred in 2019 to establish the new accommodation village A$31m (US$22m) and to develop the Waroonga North decline A$6m (US$4m).

The second stage of the electricity supply project was concluded in 2020, with EDL commissioning the 13MW battery plant in March 2020 and the 18MW wind farm in May 2020. More than 50% of Agnew's energy needs are now generated from renewable and low-carbon sources. The completed micro-grid consists of a 23MW power station which integrates solar with gas, diesel generation, the new battery plant and wind farm, it is owned and operated by EDL, who will recoup its investment via the electricity supply agreement with Agnew.

Agnew generated net cash flow of A$63m (US$42m) for the six months ended 30 June 2020 compared with A$18m (US$13m) for the six months ended 30 June 2019.

Granny Smith

		June 2020	June 2019	% Variance
Underground ore mined	000 tonnes	**870**	824	6 %
Underground waste mined	000 tonnes	**291**	298	(2)%
Total tonnes mined	000 tonnes	**1,161**	1,122	4 %
Grade mined – underground	g/t	**5.21**	5.45	(4)%
Gold mined	000'oz	**145.6**	144.5	1 %
Tonnes milled	000 tonnes	**877**	818	7 %
Yield	g/t	**4.76**	5.10	(7)%
Gold produced	000'oz	**134.1**	134.0	— %
Gold sold	000'oz	**133.9**	133.9	— %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,342**	1,029	30 %
	US$/oz	**881**	727	21 %
	A$/oz	**1,473**	1,268	16 %
AIC	US$/oz	**967**	895	8 %
Sustaining capital expenditure	A$m	**31.4**	14.0	124 %
	US$m	**20.6**	9.9	109 %
Non-sustaining capital expenditure	A$m	**17.5**	32.0	(45)%
	US$m	**11.5**	22.6	(49)%
Total capital expenditure	A$m	**48.9**	46.0	6 %
	US$m	**32.1**	32.5	(1)%
Net cash flow (pre-tax)	A$m	**114.9**	73.4	56 %
	US$m	**75.4**	51.8	46 %

Gold production for the six months ended 30 June 2020 was 134,100oz, similar to production of 134,000oz for the six months ended 30 June 2019.

All-in cost increased by 16% to A$1,473/oz (US$967/oz) for the six months ended 30 June 2020 from A$1,268/oz (US$895/oz) for the six months ended 30 June 2019 due to increased production cost (increased ore mined and processed at lower grade) and increased capital expenditure. The increase in mining cost is mainly due to increased ore development as well as additional support and hauling costs as a result of mining the deeper ore zones.

Capital expenditure increased by 6% to A$49 million (US$32 million) for the six months ended 30 June 2020 from A$46 million (US$33 million) for the six months ended 30 June 2019. The increase in capital expenditure was mainly due to the purchase of a new underground development drill rig in 2020.

Granny Smith generated net cash flow of A$115m (US$75m) for the six months ended 30 June 2020 compared with A$73m (US$52m) for the six months ended 30 June 2019.

The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the Zone 110/120 areas which turned cash flow positive during H1 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.

Gruyere

		June 2020	June 2019	% Variance
Ore mined	000 tonnes	3,962	2,460	61 %
Waste (Capital)	000 tonnes	4,339	7,349	(41)%
Waste (Operational)	000 tonnes	2,269	—	— %
Total waste mined	000 tonnes	6,608	7,349	(10)%
Total tonnes mined	000 tonnes	10,571	9,808	8 %
Grade mined	g/t	1.06	0.82	29 %
Gold mined	000'oz	134.8	64.6	109 %
Strip ratio	waste/ore	1.7	3.0	(43)%
Tonnes milled	000 tonnes	4,113	—	— %
Yield	g/t	0.99	—	— %
Gold produced	000'oz	131.5	—	— %
Gold sold	000'oz	130.0	—	— %
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,269	—	— %
	US$/oz	833	—	— %
	A$/oz	1,282	—	— %
AIC	US$/oz	842	—	— %
Sustaining capital expenditure – 50% basis	A$m	14.4	—	— %
	US$m	9.5	—	— %
Non-sustaining capital expenditure – 50% basis	A$m	0.8	92.5	(99)%
	US$m	0.6	64.9	(99)%
Total capital expenditure – 50% basis	A$m	15.3	92.5	(83)%
	US$m	10.0	64.9	(85)%
Net cash flow - 50% basis (pre-tax)	A$m	58.2	(91.9)	163 %
	US$m	38.2	(64.9)	159 %

Mine physicals in table on a 100% basis.

Gold production for the six months ended 30 June 2020 was 131,500oz. Production commenced in July 2019, with commercial production achieved by the end of September 2019.

Total tonnes mined were up by 8% for the six months ended 30 June 2020 compared with the six months ended 30 June 2020. The mix of ore and waste was substantially different with a 61% increase in ore mined during the six months ended 30 June 2020 while the focus was on capital stripping in the six months ended 30 June 2019 as the mine was being established.

All-in cost for the six months ended 30 June 2020 was A$1,282/oz (US$842/oz).

Capital expenditure (on a 50% basis) decreased by 83% to A$15 million (US$10 million) for the six months ended 30 June 2020 from A$93 million (US$65 million) for the six months ended 30 June 2019. The period ended June 2019 marked the final phase of project construction and commissioning.

Gruyere generated net cash flow (on a 50% basis) of A$58m (US$38m) for the six months ended 30 June 2020 compared with a cash outflow of A$92m (US$65m) for the six months ended 30 June 2019.

Corporate

Cash dividend
In line with the Company's dividend policy, the Board has approved and declared an interim dividend number 92 of 160 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2020. The interim dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:
- The dividend has been declared out of income reserves;
- The gross local dividend amount is 160 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
- The net local dividend amount is 128 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 883,333,518 ordinary shares in issue; and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:
- Interim dividend number 92: 160 SA cents per share;
- Last date to trade cum-dividend: Tuesday, 8 September 2020;
- Sterling and US Dollar conversion date: Wednesday, 9 September 2020;
- Shares commence trading ex-dividend: Wednesday, 9 September 2020;
- Record date: Friday, 11 September 2020; and
- Payment of dividend: Monday, 14 September 2020.

Share certificates may not be dematerialised or rematerialised between: Wednesday, 9 September 2020 and: Friday, 11 September 2020, both dates inclusive.

Outlook for 2020
FY 2020 Production guidance, as updated with the Q1 2020 operating update, remains intact at between 2.200Moz and 2.250Moz.

In light of the increase in costs in H1 2020, we are increasing our cost guidance for the year. AISC is expected to be between US$960/oz and US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz – US$1,055/oz). The revised cost guidance is based on an estimated rand exchange rate of R17.00 and A$ exchange rate of 0.70 for H2 2020. Increased royalties (due to the higher gold price) account for US$15/oz of the cost increase, while COVID-19-related costs account for US$10/oz. Potential further COVID-19-related disruptions increases the risk to Group production and cost guidance.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 5 and 47.

Basis of preparation

The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

Certain information presented in these results constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information and for the completeness and accuracy of the pro forma financial information is that of the directors of the Company. This is presented for illustrative purposes only and has not been audited or reviewed or otherwise reported on by our external auditors. Because of its nature, the pro forma financial information may not fairly present Gold Field's financial position, changes in equity, and results of operations or cash flows. The pro forma adjustments have been compiled and calculated in terms of the JSE Listings Requirements and group accounting policies which are consistent with International Financial Reporting Standards and as disclosed in the consolidated financial statements for the year ended 31 December 2019.

Restatement relating to cut-off

During the 2019 financial year, management identified an error relating to cut-off as transactions between cost close (the date the general ledger was closed for reporting purposes) and calendar month-end had not been recorded. This resulted in restatements to a number of financial statement captions in the financial statements, refer to Note 42 of the financial statements for the year ended 31 December 2019. This has also resulted in an error in the financial statements for the six months ended 30 June 2019, which has been corrected by restating each of the affected financial statement line items for prior periods. All unaffected financial statement line items, in the tables below, have been grouped together as "other".

No adjustments were made to the consolidated income statement, statement of changes in equity and statement of comprehensive income. There was no impact on the Group's basic, headline or diluted earnings per share for the six months ended 30 June 2019. The following tables summarise the impact on the Group's consolidated financial statements.

i. Consolidated statement of financial position

| | 30 June 2019 | | |
| | US$'m | | |
	As previously reported	Adjustments	As restated
Cash and cash equivalents	534.8	(44.5)	490.3
Other current assets	500.6	(41.4)	459.2
Other	5,480.4	—	5,480.2
Total assets	**6,515.8**	**(85.9)**	**6,429.9**
Borrowings	2,033.0	—	2,033.0
Current portion of borrowings	—	—	—
Other current liabilities	602.9	(85.9)	517.0
Other	1,054.9	—	1,054.9
Total liabilities	**3,690.8**	**(85.9)**	**3,604.9**
Total equity	**2,825.0**	**—**	**2,825.0**
Net debt	1,498.2	44.5	1,542.7
Adjusted EBITDA	1,130.0	—	1,130.0
Net debt to adjusted EBITDA	**1.33**		**1.37**

| | 1 January 2019 | | |
| | US$'m | | |
	As previously reported	Adjustments	As restated
Cash and cash equivalents	399.7	(180.0)	219.7
Other current assets	521.4	(14.6)	506.8
Other	5,183.2	—	5,183.2
Total assets	**6,104.3**	**(194.6)**	**5,909.7**
Borrowings	1,925.3	(111.0)	1,814.3
Current portion of borrowings	86.3	6.2	92.5
Other current liabilities	520.7	(89.8)	430.9
Other	865.1	—	865.1
Total liabilities	**3,397.4**	**(194.6)**	**3,202.8**
Total equity	**2,706.9**	**—**	**2,706.9**
Net debt	1,611.9	75.2	1,687.1

ii. Consolidated statement of cash flows

| | 30 June 2019 | | |
| | US$'m | | |
	As previously reported	Adjustments	As restated
Change in working capital	(25.2)	27.3	2.1
Royalties and taxation paid	(99.1)	3.4	(95.7)
Other	550.0	—	550.0
Cash flows from operating activities	**425.7**	**30.7**	**456.4**
Dividends paid	**(11.5)**	**—**	**(11.5)**
Cash flows from investing activities	**(277.4)**	**—**	**(277.4)**
Loans repaid	(1,503.2)	111.0	(1,392.2)
Loans raised	1,520.7	(6.2)	1,514.5
Other	(17.2)	—	(17.2)
Cash flows from financing activities	**0.3**	**104.8**	**105.1**
Net cash generated	137.1	135.5	272.6
Effect of exchange rate fluctuation on cash held	(2.0)	—	(2.0)
Cash and cash equivalents at beginning of the period	399.7	(180.0)	219.7
Cash and cash equivalents at beginning of the period	**534.8**	**(44.5)**	**490.3**

iii. Consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity

There is no impact on the consolidated income statement, consolidated statement of comprehensive income and consolidated statement of changes in equity for the six months ended 30 June 2019.

Silicosis and tuberculosis class and individual actions

As previously reported, the Gold Working Group (comprising African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater) (the "GWG Parties") concluded a settlement agreement (the "Settlement Agreement") with the attorneys representing claimants in the silicosis and tuberculosis class action litigation on 3 May 2018. The Settlement Agreement provides meaningful compensation to eligible workers suffering from silicosis and/or tuberculosis who worked in the GWG Parties' mines from 12 March 1965 to the effective date of the Settlement Agreement. The Settlement Agreement was approved by a full bench of the High Court, Gauteng Local Division, on 26 July 2019. The Settlement Agreement has become effective, operational and unconditional on 10 December 2019.

The settlement trust, to be known as the Tshiamiso Trust, has commenced its work of implementing the Settlement Agreement. This will include the Trust tracking and tracing class members, processing all submitted claims, including the undertaking of benefit medical examinations and the payment of benefits to eligible claimants.

On 1 February 2020, the GWG Parties commenced the payment of their quarterly administration and benefit contributions to the Tshiamiso Trust to enable the trustees to settle benefits of potential eligible claimants.

Benefits provided for in the Settlement Agreement and other details can be found at https://www.silicosissettlement.co.za/

Provision raised

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 30 June 2020, the provision for Gold Fields' share of the settlement of the class action claims and related costs amounts to US$16m (R280m). The nominal value of this provision is US$22m (R380m).

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

Syndicated revolving credit facilities extension

In July 2020 Gold Fields exercised a one year extension request for the US$1.2bn bank syndicated revolving credit facilities.

The final uptake of the one year extension for Tranche A and B of the US$1.2bn RCF was US$870m. Tranche A, a US$600m three year RCF terminates 25 July 2022, USD485m has been extended to 25 July 2023. Tranche B, a US$600m five year RCF terminates on 25 July 2024, US$485m has been extended to 25 July 2025.

Segment reporting

The net profit/(loss) (excluding Asanko) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

Six months ended 30 June 2020	US$'m
Net profit	160.8
– Operating segments	199.2
– Corporate and projects	(38.4)

Six months ended 30 June 2019	US$'m
Net profit	78.7
– Operating segments	187.6
– Corporate and projects	(108.9)

Nick Holland
Chief Executive Officer

20 August 2020

The financial statements are presented on a condensed consolidated basis.

INCOME STATEMENT

| | United States Dollars | |
| | Six months ended | |
Figures in millions unless otherwise stated	June **2020**	June 2019
Revenue	**1,754.3**	1,378.5
Cost of sales	**(1,072.5)**	(986.4)
Cost of sales before amortisation and depreciation	**(767.4)**	(694.5)
Cost of sales before gold inventory change and amortisation and depreciation	**(752.6)**	(700.1)
Gold inventory change	**(14.8)**	5.6
Amortisation and depreciation	**(305.1)**	(291.9)
Net interest expense	**(41.2)**	(30.9)
Share of results of equity accounted investees, after taxation	**28.5**	(0.5)
Gain/(loss) on foreign exchange	**12.0**	(0.1)
Loss on financial instruments	**(275.0)**	(109.4)
Share-based payments	**(6.7)**	(11.2)
Long-term incentive plan	**(25.4)**	(5.8)
Other costs, net	**(27.1)**	(35.9)
Exploration and project expenses	**(35.9)**	(43.5)
Profit before royalties, taxation and non-recurring items	**311.0**	154.8
Non-recurring items	**1.0**	19.0
Profit before royalties and taxation	**312.0**	173.8
Royalties	**(47.8)**	(33.6)
Profit before taxation	**264.2**	140.2
Mining and income taxation	**(103.4)**	(61.5)
Normal taxation	**(152.8)**	(82.9)
Deferred taxation	**49.4**	21.4
Profit for the period	**160.8**	78.7
Attributable to:		
Owners of the parent	**155.5**	70.5
Non-controlling interest	**5.3**	8.2
Profit per share (cents) attributable to owners of the parent	**18**	9
Diluted profit per share (cents) attributable to owners of the parent	**18**	8
Non-IFRS measures and other disclosures		
Non-recurring items:		
Profit on disposal of Maverix	**—**	14.6
Profit on disposal of assets	**0.3**	0.1
Restructuring costs	**(0.8)**	(0.3)
Salares VAT	**19.6**	—
COVID-19 donations	**(2.2)**	—
Loss on buy-back of bond	**—**	(5.0)
(Impairment)/reversal of impairment of FSE	**(1.6)**	9.6
Impairment of investments and assets	**(9.8)**	—
Other	**(4.5)**	—
Total non-recurring items	**1.0**	19.0
Taxation on items above	**4.0**	0.1
Non-recurring items after tax	**5.0**	19.1
Headline earnings attributable to owners of the parent	**173.4**	39.9
Headline earnings per share (cents) attributable to owners of the parent	**20**	5
Diluted headline earnings per share (cents) attributable to owners of the parent	**20**	5
Normalised profit attributable to owners of the parent	**323.4**	126.2
Normalised profit per share (cents) attributable to owners of the parent	**37**	15
US Dollar/South African Rand conversion rate	**16.50**	14.22
Australian Dollar/US Dollar conversion rate	**0.66**	0.71

Figures may not add as they are rounded independently.

The consolidated financial statements for the six months ended 30 June 2020 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

STATEMENT OF COMPREHENSIVE INCOME

United States Dollars

Six months ended

Figures in millions unless otherwise stated	June 2020	June 2019
Profit for the period	**160.8**	78.7
Other comprehensive income, net of tax	**(300.4)**	39.7
Equity investments at FVOCI – net change in fair value*	**24.4**	31.1
Taxation on above item*	**(2.5)**	(8.2)
Foreign currency translation adjustments#	**(322.3)**	16.8
Total comprehensive income for the period	**(139.6)**	118.4
Attributable to:		
– Owners of the parent	**(144.9)**	110.2
– Non-controlling interest	**5.3**	8.2
	(139.6)	118.4

* Items that will not be reclassified to profit or loss.
# Items can be subsequently reclassified to the income statement.

STATEMENT OF FINANCIAL POSITION

United States Dollars

Figures in millions unless otherwise stated	June 2020	December 2019
Non-current assets	**5,210.3**	5,460.2
Property, plant and equipment	**4,374.4**	4,657.1
Other non-current assets	**217.8**	210.5
Equity accounted investees	**199.6**	172.0
Investments	**112.2**	155.1
Loan advanced - contractors	**68.4**	—
Deferred taxation	**237.9**	265.5
Current assets	**1,530.4**	1,069.9
Other current assets	**589.6**	554.9
Cash and cash equivalents	**940.8**	515.0
Assets held for sale	**31.2**	31.2
Total assets	**6,771.9**	6,561.3
Total equity	**2,971.8**	2,908.7
Non-current liabilities	**2,131.3**	2,284.8
Deferred taxation	**404.0**	433.6
Borrowings	**992.8**	1,160.9
Environmental rehabilitation provisions	**365.9**	370.3
Lease liabilities	**313.7**	287.7
Long-term employee benefits	**36.3**	11.5
Other long-term provisions	**18.6**	20.8
Current liabilities	**1,668.8**	1,367.8
Other current liabilities	**795.5**	637.7
Current portion of borrowings	**823.6**	684.9
Current portion of lease liabilities	**49.7**	45.2
Total equity and liabilities	**6,771.9**	6,561.3
US Dollar/South African Rand conversion rate	**17.35**	14.00
Australian Dollar/US Dollar conversion rate	**0.69**	0.70
Net debt	**1,239.0**	1,663.7
Net debt (excluding lease liabilities)	**875.6**	1,330.8

STATEMENT OF CHANGES IN EQUITY

United States Dollars

Six months ended

Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2019	**3,622.5**	**(2,035.5)**	**1,190.0**	**131.7**	**2,908.7**
Total comprehensive income	—	(300.4)	155.5	5.3	**(139.6)**
Profit for the period	—	—	155.5	5.3	**160.8**
Other comprehensive income	—	(300.4)	—	—	**(300.4)**
Dividends declared	—	—	(53.0)	—	**(53.0)**
Share-based payments	—	6.7	—	—	**6.7**
Shares issued	249.0	—	—	—	**249.0**
Balance as at 30 June 2020	**3,871.5**	**(2,329.2)**	**1,292.5**	**137.0**	**2,971.8**

United States Dollars

Six months ended

Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance at 31 December 2018	**3,622.5**	**(2,110.3)**	**1,073.9**	**120.8**	**2,706.9**
Total comprehensive income	—	39.7	70.5	8.2	**118.4**
Profit for the period	—	—	70.5	8.2	**78.7**
Other comprehensive income	—	39.7	—	—	**39.7**
Dividends declared	—	—	(11.5)	—	**(11.5)**
Share-based payments	—	11.2	—	—	**11.2**
Balance as at 30 June 2019	**3,622.5**	**(2,059.4)**	**1,132.9**	**129.0**	**2,825.0**

DEBT MATURITY LADDER

Figures in millions unless otherwise stated	31 Dec 2020	31 Dec 2021	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2029	Total
Uncommitted loan facilities							
Rand million	1,635.0	—	—	—	—	—	1,635.0
US Dollar million	—	—	—	—	—	—	—
Rand debt translated to Dollar	94.2	—	—	—	—	—	94.2
Total (US$m)	**94.2**	**—**	**—**	**—**	**—**	**—**	**94.2**
Committed loan facilities							
US Dollar million	899.7	100.0	600.0 [1]	—	1,096.6 [2]	496.1	3,192.4
Rand million	—	—	—	2,500.0	—	—	2,500.0
A$ Dollar million	—	500.0	—	—	—	—	500.0
Rand debt translated to Dollar	—	—	—	144.1	—	—	144.1
A$ Dollar debt translated to Dollar	—	345.3	—	—	—	—	345.3
Total (US$m)	**899.7**	**445.3**	**600.0**	**144.1**	**1,096.6**	**496.1**	**3,681.8**
Total (US$m) Uncommitted and committed loan facilities	**993.9**	**445.3**	**600.0**	**144.1**	**1,096.6**	**496.1**	**3,776.0**
Utilisation – Uncommitted loan facilities							
Rand million	—	—	—	—	—	—	—
US Dollar million	—	—	—	—	—	—	—
Rand debt translated to Dollar	—	—	—	—	—	—	—
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)							
US Dollar million	685.6	—	—	—	496.6	496.1	1,678.3
Rand million	—	—	—	—	—	—	—
A$ Dollar million	—	200.0	—	—	—	—	200.0
Rand debt translated to Dollar	—	—	—	—	—	—	—
A$ Dollar debt translated to Dollar	—	138.1	—	—	—	—	138.1
Total (US$m)	**685.6**	**138.1**	**—**	**—**	**496.6**	**496.1**	**1,816.4**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**685.6**	**138.1**	**—**	**—**	**496.6**	**496.1**	**1,816.4**

Exchange rate : US$1.00 = R17.35 and US$1.00 = A$0.69 being the closing rate at 30 June 2020
[1] Subsequent to 30 June 2020, the term of US$435.0m of this facility was extended by 12 months to 25 July 2023.
[2] Subsequent to 30 June 2020, the term of US$435.0m of these facilities was extended by 12 months to 25 July 2025.

STATEMENT OF CASH FLOWS

| | United States Dollars | |
| | Six months ended | |
Figures in millions unless otherwise stated	June 2020	June 2019 Restated [1]
Cash flows from operating activities	**548.6**	456.4
Profit before royalties and taxation	**312.0**	173.8
Amortisation and depreciation	**305.1**	291.9
Silicosis payment	**(1.7)**	—
Other non-cash items	**110.8**	85.7
South Deep BEE dividend	**(1.1)**	(1.4)
Change in working capital	**(21.8)**	2.1
Royalties and taxation paid	**(154.7)**	(95.7)
Dividends paid	**(53.0)**	(11.5)
Owners of the parent	**(53.0)**	(11.5)
Cash flows from investing activities	**(251.3)**	(277.4)
Capital expenditure – additions	**(236.2)**	(356.3)
Capital expenditure – working capital	**(2.5)**	—
Proceeds on disposal of property, plant and equipment	**0.4**	0.9
Purchase of investments	**—**	(6.0)
Redemption of Asanko Preference shares	**37.5**	—
Proceeds on disposal of Maverix	**—**	66.8
Loan advanced – contractors	**(68.4)**	—
Proceeds on disposal of investments	**22.9**	20.9
Contributions to environmental trust funds	**(5.0)**	(3.7)
Cash flows from financing activities	**210.0**	105.1
Loans received	**41.4**	1,514.5
Loans repaid	**(57.9)**	(1,392.2)
Payment of lease liabilities	**(22.5)**	(17.2)
Shares issued	**249.0**	—
Net cash inflow	**454.3**	272.6
Translation adjustment	**(28.5)**	(2.0)
Cash and cash equivalent at beginning of the period	**515.0**	219.7
Cash and cash equivalent at end of the period	**940.8**	490.3
Non-IFRS measures and other disclosures		
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	**320.3**	80.1

[1] Refer to page 29 for details of the restatement. These amounts have not been audited.

RECONCILIATION OF HEADLINE EARNINGS

| | United States Dollars | |
| | Six months ended | |
Figures in millions unless otherwise stated	**June 2020**	June 2019
Net profit attributable to owners of the parent	**155.5**	70.5
Profit on disposal of assets	**(0.3)**	(0.1)
Taxation effect on disposal of assets	**0.1**	—
Profit on disposal of Maverix[1]	**—**	(33.8)
Impairment/(reversal) of FSE impairment	**1.6**	(9.6)
Impairment of investments and assets[2]	**25.4**	18.5
Taxation on impairment of investments and assets[2]	**(8.2)**	—
Non-controlling interest effect on impairment of investments and assets	**(0.7)**	(5.6)
Headline earnings	**173.4**	39.9
Headline earnings per share – cents	**20**	5

Based on headline earnings as given above divided by 873,849,687 (June 2019 – 826,085,128) being the weighted average number of ordinary shares in issue.

[1] Profit on disposal of Maverix of US$14.6m under non-recurring items comprises profit on disposal of associate of US$33.8m, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2m.
[2] Includes write-off of exploration and evaluation assets in Australia.

HEDGING/DERIVATIVES

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*
Ghana – Oil hedge
In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the marked-to-market value on the hedge was negative US$17 million with a realised loss of US$3 million for the six months ended 30 June 2020.

Ghana – Gold hedge
In June 2019, a total of 275,000oz of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero-cost collars (175,000oz) and average rate forwards (100,000oz). The average strike prices are US$1,364/oz on the floor and US$1,449/oz on the cap. The average strike price on the forwards is US$1,382/oz.

Subsequent to 30 June 2019, 100,000oz of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars. The average strike prices are US$1,400/oz on the floor and US$1,557/oz on the cap.

At the reporting date, the marked-to-market value on the hedge was negative US$59 million, with a realised loss of US$36 million for the six months ended 30 June 2020.

Australia – Oil hedge
In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the marked-to-market value on the hedge was negative A$13 million (US$9 million) with a realised loss of A$2 million (US$2 million) for the six months ended 30 June 2020.

Australia – Gold hedge
In June 2019, a total of 480,000oz of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (270,000oz) and average rate forwards (210,000oz). The average strike prices are A$1,933/oz on the floor and A$2,014/oz on the cap. The average strike price on the forwards is A$1,957/oz.

In the first six months of 2020, 300,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts at an average strike price of A$2,100/oz and 100,000oz at a strike A$2,200/oz. Subsequent to 30 June 2020 a further 400,000oz was hedged at an average strike price of A$2,200/oz.

At the reporting date, the marked-to-market value on the hedges was negative A$120 million (US$83 million) with a realised loss of A$141 million (US$92 million) for the six months ended 30 June 2020.

South Africa – Gold hedge
In June 2019, a total of 200,000oz of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000oz) and average rate forwards (100,000oz). The average strike price is R660,000/kg on the floor and R727,000/kg on the cap. The average strike price is R681,400/kg on the forwards.

At the reporting date, the marked-to-market value on the hedge was negative R1,086 million (US$63 million) with a realised loss of R544 million (US$33 million) for the six months ended 30 June 2020.

Chile – Salares Norte – Currency hedge
In March 2020, a total notional amount of US$544.5 million was hedged at a rate of USD/CLP836.45 for the period July 2020 to December 2022.

At the reporting date of 30 June 2020 the marked-to-market value on the hedge was positive US$11 million.

*Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Operating Results Ore milled/treated (000 tonnes)	**Six months to June 2020**	**21,573**	**20,206**	**954**	**11,108**	**7,314**	**2,427**	**1,367**	**3,364**
	Six months to Dec 2019	20,427	19,122	1,126	10,496	6,863	2,328	1,305	3,370
	Six months to June 2019$^{\Delta}$	17,915	16,746	540	10,372	6,886	2,317	1,169	3,348
Yield (grams per tonne)	**Six months to June 2020**	**1.6**	**1.6**	**3.3**	**1.2**	**1.2**	**1.1**	**1.4**	**1.0**
	Six months to Dec 2019	1.8	1.8	3.6	1.2	1.1	1.3	1.4	1.3
	Six months to June 2019$^{\Delta}$	1.9	2.0	5.3	1.3	1.2	1.5	1.5	1.5
Gold produced (000 managed equivalent ounces)	**Six months to June 2020**	**1,123.2**	**1,062.3**	**100.4**	**420.4**	**271.7**	**87.8**	**60.9**	**108.7**
	Six months to Dec 2019	1,148.0	1,090.2	130.4	402.7	248.2	96.6	57.9	135.6
	Six months to June 2019	1,121.5	1,066.3	91.7	437.8	270.9	111.8	55.1	157.1
Gold sold (000 managed equivalent ounces)	**Six months to June 2020**	**1,129.9**	**1,071.8**	**97.8**	**417.6**	**271.7**	**87.8**	**58.1**	**113.0**
	Six months to Dec 2019	1,134.1	1,076.0	131.9	402.9	248.2	96.6	58.1	140.2
	Six months to June 2019	1,115.7	1,061.8	90.1	436.6	270.9	111.8	53.9	156.4
Gold price received (dollar per equivalent ounce)	**Six months to June 2020**	**1,635**	**1,637**	**1,597**	**1,639**	**1,643**	**1,655**	**1,597**	**1,638**
	Six months to Dec 2019	1,478	1,476	1,489	1,475	1,479	1,477	1,455	1,429
	Six months to June 2019	1,297	1,298	1,314	1,300	1,304	1,303	1,275	1,268
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Six months to June 2020**	**37**	**37**	**107**	**28**	**21**	**43**	**38**	**24**
	Six months to Dec 2019	40	40	113	28	23	36	35	26
	Six months to June 2019	41	42	219	27	25	28	36	24
All-in-sustaining costs (dollar per ounce) revised interpretation	**Six months to June 2020**	**978**	**981**	**1,227**	**1,060**	**988**	**1,371**	**929**	**547**
	Six months to Dec 2019	893	883	1,076	995	978	991	1,072	501
	Six months to June 2019	877	862	1,529	892	940	652	1,155	264
Total all-in-cost (dollar per ounce)	**Six months to June 2020**	**1,020**	**1,017**	**1,234**	**1,093**	**988**	**1,425**	**1,083**	**709**
	Six months to Dec 2019	987	975	1,076	1,074	978	1,247	1,195	661
	Six months to June 2019	1,070	1,061	1,529	1,007	940	1,061	1,235	290
Financial Results (US$ millions)									
Revenue	**Six months to June 2020**	**1,847.1**	**1,754.3**	**156.2**	**684.4**	**446.3**	**145.3**	**92.8**	**185.1**
	Six months to Dec 2019	1,672.6	1,588.1	196.4	594.3	367.0	142.7	84.6	200.7
	Six months to June 2019	1,447.4	1,378.7	118.4	567.7	353.4	145.6	68.7	198.3
Cost of sales before amortisation and depreciation	**Six months to June 2020**	**(809.2)**	**(767.3)**	**(103.3)**	**(307.3)**	**(162.2)**	**(103.2)**	**(41.9)**	**(78.7)**
	Six months to Dec 2019	(776.9)	(728.7)	(124.9)	(289.4)	(158.2)	(82.9)	(48.3)	(81.3)
	Six months to June 2019	(736.9)	(694.8)	(117.4)	(258.1)	(157.2)	(58.8)	(42.1)	(81.1)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2020**	**(803.8)**	**(752.5)**	**(102.5)**	**(310.7)**	**(156.0)**	**(103.3)**	**(51.3)**	**(79.5)**
	Six months to Dec 2019	(810.5)	(766.1)	(127.4)	(288.8)	(159.5)	(84.9)	(44.4)	(87.3)
	Six months to June 2019	(743.0)	(700.3)	(118.5)	(278.4)	(170.3)	(65.5)	(42.6)	(81.2)
– Gold inventory change	**Six months to June 2020**	**(5.2)**	**(14.8)**	**(0.8)**	**3.6**	**(6.1)**	**0.1**	**9.6**	**0.8**
	Six months to Dec 2019	35.0	37.2	2.6	1.1	1.3	2.0	(2.2)	5.9
	Six months to June 2019	6.1	5.6	1.2	20.3	13.1	6.8	0.5	—
Amortisation of mining assets	**Six months to June 2020**	**(312.9)**	**(301.3)**	**(13.1)**	**(133.7)**	**(95.4)**	**(26.7)**	**(11.6)**	**(41.1)**
	Six months to Dec 2019	(336.9)	(312.0)	(16.1)	(140.1)	(91.1)	(24.1)	(24.9)	(46.6)
	Six months to June 2019	(305.0)	(287.0)	(16.8)	(138.6)	(90.7)	(29.8)	(18.1)	(46.0)
Other expenses	**Six months to June 2020**	**(320.2)**	**(320.5)**	**(90.2)**	**(91.3)**	**(66.0)**	**(25.6)**	**0.3**	**(9.6)**
	Six months to Dec 2019	(206.6)	(203.0)	(17.8)	(48.8)	(26.9)	(18.3)	(3.6)	(6.9)
	Six months to June 2019	(97.9)	(93.5)	(17.3)	(31.6)	(16.6)	(10.6)	(4.4)	(10.8)
Profit/(loss) before royalties and taxation	**Six months to June 2020**	**404.9**	**365.2**	**(50.5)**	**152.1**	**122.7**	**(10.3)**	**39.7**	**55.6**
	Six months to Dec 2019	352.1	344.4	37.6	116.0	90.8	17.4	7.7	65.8
	Six months to June 2019	307.5	303.4	(33.1)	139.4	88.9	46.4	4.1	60.4
Royalties, mining and income taxation	**Six months to June 2020**	**(158.3)**	**(153.7)**	**14.0**	**(54.1)**	**(52.6)**	**3.1**	**(4.6)**	**(29.5)**
	Six months to Dec 2019	(133.0)	(129.8)	(7.0)	(51.1)	(41.0)	(6.9)	(3.2)	(26.9)
	Six months to June 2019	(119.9)	(115.6)	9.0	(60.1)	(37.2)	(18.5)	(4.3)	(16.1)
– Normal taxation	**Six months to June 2020**	**(82.7)**	**(82.7)**	**—**	**(57.0)**	**(57.0)**	**—**	**—**	**(25.7)**
	Six months to Dec 2019	(133.0)	(133.0)	—	(45.0)	(45.0)	—	—	(28.7)
	Six months to June 2019	(51.4)	(51.4)	—	(27.5)	(27.5)	—	—	(27.6)
– Royalties	**Six months to June 2020**	**(52.4)**	**(47.7)**	**(0.8)**	**(28.3)**	**(17.9)**	**(5.8)**	**(4.6)**	**(2.7)**
	Six months to Dec 2019	(44.6)	(40.3)	(1.0)	(24.2)	(14.4)	(5.6)	(4.2)	(2.8)
	Six months to June 2019	(37.1)	(33.6)	(0.6)	(19.7)	(11.5)	(4.7)	(3.5)	(2.7)
– Deferred taxation	**Six months to June 2020**	**(23.3)**	**(23.3)**	**14.8**	**31.2**	**22.3**	**8.9**	**—**	**(1.0)**
	Six months to Dec 2019	44.5	43.4	(6.2)	18.1	18.3	(1.3)	1.0	4.6
	Six months to June 2019	(31.4)	(30.5)	9.6	(12.9)	1.7	(13.8)	(0.8)	14.2
Profit/(loss) before non-recurring items	**Six months to June 2020**	**246.5**	**211.5**	**(36.4)**	**98.0**	**70.2**	**(7.2)**	**35.0**	**26.2**
	Six months to Dec 2019	219.2	214.6	30.5	64.9	49.7	10.6	4.6	38.9
	Six months to June 2019	187.6	187.8	(24.1)	79.4	51.7	27.9	(0.2)	44.3
Non-recurring items	**Six months to June 2020**	**(12.3)**	**(12.3)**	**(0.9)**	**(10.8)**	**(0.7)**	**(10.0)**	**—**	**(0.2)**
	Six months to Dec 2019	(25.9)	(25.9)	0.9	(13.2)	(0.2)	(13.0)	—	(0.2)
	Six months to June 2019	(0.2)	(0.2)	(0.1)	0.1	0.1	—	—	—
Net profit/(loss)	**Six months to June 2020**	**234.2**	**199.2**	**(37.3)**	**87.2**	**69.4**	**(17.2)**	**35.0**	**26.0**
	Six months to Dec 2019	193.3	188.7	31.4	51.7	49.6	(2.4)	4.6	38.7
	Six months to June 2019	187.4	187.6	(24.2)	79.5	51.8	27.9	(0.2)	44.3
Capital expenditure	**Six months to June 2020**	**(228.4)**	**(215.8)**	**(14.6)**	**(88.5)**	**(67.5)**	**(8.4)**	**(12.6)**	**(19.3)**
	Six months to Dec 2019	(265.8)	(255.0)	(15.6)	(94.5)	(57.2)	(26.5)	(10.8)	(39.7)
	Six months to June 2019	(370.8)	(354.8)	(17.6)	(134.1)	(68.3)	(49.7)	(16.0)	(16.4)

The average US Dollar/Rand exchange rates for the six months were US$1 = R16.50 for June 2020, US$1 = R14.71 for December 2019 and US$1 = R14.22 for June 2019
The average Australian/US Dollar exchange rates for the six months were A$1 = US$0.66 for June 2020, A$1 = US$0.68 for December 2019 and A$1 = US$0.71 for June 2019.
Figures may not add as they are rounded independently.
$^{\Delta}$ Excludes Gruyere physicals.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region[1]					South Africa Region[2]
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**Six months to June 2020**	**6,147**	**2,516**	**698**	**877**	**2,057**	**6,147**	**2,516**	**698**	**877**	**2,057**	**954**
	Six months to Dec 2019	5,434	2,215	645	935	1,639	5,434	2,215	645	935	1,639	1,126
	Six months to June 2019^Δ	3,655	2,251	586	818	—	3,655	2,251	586	818	—	540
Yield (grams per tonne)	**Six months to June 2020**	**2.5**	**2.3**	**4.7**	**4.8**	**1.0**	**2.5**	**2.3**	**4.7**	**4.8**	**1.0**	**3.3**
	Six months to Dec 2019	2.8	2.6	5.1	4.7	1.0	2.8	2.6	5.1	4.7	1.0	3.6
	Six months to June 2019^Δ	3.6	2.6	6.0	5.1	—	3.6	2.6	6.0	5.1	—	5.3
Gold produced (000 managed equivalent ounces)	**Six months to June 2020**	**493.8**	**188.1**	**105.9**	**134.1**	**65.7**	**493.8**	**188.1**	**105.9**	**134.1**	**65.7**	**3,123**
	Six months to Dec 2019	479.5	183.0	106.1	140.8	49.5	479.5	183.0	106.1	140.8	49.5	4,056
	Six months to June 2019	434.9	187.6	113.3	134.0	—	434.9	187.6	113.3	134.0	—	2,851
Gold sold (000 managed equivalent ounces)	**Six months to June 2020**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**3,042**
	Six months to Dec 2019	458.9	180.1	104.1	140.9	33.7	458.9	180.1	104.1	140.9	33.7	4,103
	Six months to June 2019	432.5	183.2	115.4	133.9	—	432.5	183.2	115.4	133.9	—	2,804
Gold price received (dollar per equivalent ounce)	**Six months to June 2020**	**1,638**	**1,632**	**1,636**	**1,645**	**1,645**	**2,493**	**2,485**	**2,490**	**2,504**	**2,502**	**847,286**
	Six months to Dec 2019	1,484	1,482	1,501	1,503	1,517	2,161	2,159	2,158	2,162	2,181	699,087
	Six months to June 2019	1,302	1,299	1,304	1,303	—	1,843	1,840	1,846	1,845	—	600,601
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Six months to June 2020**	**51**	**46**	**113**	**92**	**17**	**77**	**70**	**173**	**141**	**26**	**1,773**
	Six months to Dec 2019	58	56	134	87	12	83	81	192	125	17	1,662
	Six months to June 2019	71	48	136	94	—	101	68	192	133	—	3,119
All-in sustaining costs (dollar per ounce) revised interpretation	**Six months to June 2020**	**919**	**884**	**1,086**	**881**	**833**	**1,400**	**1,346**	**1,655**	**1,342**	**1,269**	**650,972**
	Six months to Dec 2019	818	776	993	775	683	1,194	1,135	1,450	1,130	983	507,928
	Six months to June 2019	841	859	944	727	—	1,191	1,217	1,337	1,029	—	698,982
Total all-in-cost (dollar per ounce)	**Six months to June 2020**	**960**	**904**	**1,131**	**967**	**842**	**1,463**	**1,376**	**1,723**	**1,473**	**1,282**	**654,537**
	Six months to Dec 2019	941	918	1,056	946	684	1,374	1,343	1,548	1,379	983	507,928
	Six months to June 2019	1185	1,008	1,238	895	—	1677	1,427	1,753	1,268	—	698,982
Financial Results (US$ millions)												
Revenue	**Six months to June 2020**	**821.5**	**321.7**	**172.6**	**220.3**	**106.9**	**1,250.4**	**489.7**	**262.7**	**335.4**	**162.6**	**2,577.1**
	Six months to Dec 2019	681.3	266.9	154.0	209.2	51.2	991.9	389.0	224.7	304.6	73.6	2,868.6
	Six months to June 2019	562.9	238.0	150.5	174.5	—	797.0	337.0	213.1	247.0	—	1,683.9
Cost of sales before amortisation and depreciation	**Six months to June 2020**	**(319.8)**	**(123.6)**	**(79.1)**	**(81.1)**	**(36.0)**	**(487.0)**	**(188.2)**	**(120.4)**	**(123.5)**	**(54.8)**	**(1,705.1)**
	Six months to Dec 2019	(281.3)	(106.3)	(80.4)	(80.9)	(13.7)	(410.7)	(155.5)	(117.4)	(118.0)	(19.7)	(1,833.8)
	Six months to June 2019	(280.3)	(122.4)	(81.6)	(76.3)	—	(396.9)	(173.3)	(115.5)	(108.1)	—	(1,668.8)
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2020**	**(311.0)**	**(115.3)**	**(79.1)**	**(81.0)**	**(35.6)**	**(473.7)**	**(175.6)**	**(120.5)**	**(123.4)**	**(54.2)**	**(1,691.8)**
	Six months to Dec 2019	(306.9)	(123.0)	(85.0)	(80.0)	(19.1)	(447.1)	(179.2)	(123.9)	(116.5)	(27.5)	(1,870.9)
	Six months to June 2019	(264.9)	(108.2)	(79.6)	(77.1)	—	(375.0)	(153.2)	(112.7)	(109.1)	—	(1,685.3)
– Gold inventory change	**Six months to June 2020**	**(8.7)**	**(8.3)**	**0.1**	**(0.1)**	**(0.4)**	**(13.3)**	**(12.6)**	**0.1**	**(0.1)**	**(0.6)**	**(13.3)**
	Six months to Dec 2019	25.6	16.7	4.5	(1.0)	5.4	36.5	23.7	6.5	(1.5)	7.8	37.2
	Six months to June 2019	(15.5)	(14.2)	(2.0)	0.7	—	(21.9)	(20.1)	(2.8)	1.0	—	16.5
Amortisation of mining assets	**Six months to June 2020**	**(125.0)**					**(190.4)**					**(216.0)**
	Six months to Dec 2019	(134.1)					(195.1)					(237.1)
	Six months to June 2019	(103.7)					(146.9)					(238.6)
Other expenses	**Six months to June 2020**	**(129.1)**					**(196.6)**					**(1,488.7)**
	Six months to Dec 2019	(133.1)					(192.2)					(262.0)
	Six months to June 2019	(38.2)					(54.1)					(246.5)
Profit/(loss) before royalties and taxation	**Six months to June 2020**	**247.6**					**376.4**					**(832.6)**
	Six months to Dec 2019	132.7					194.0					535.7
	Six months to June 2019	140.7					199.2					(470.0)
Royalties, mining and income taxation	**Six months to June 2020**	**(88.9)**					**(135.3)**					**231.8**
	Six months to Dec 2019	(47.8)					(69.9)					(101.1)
	Six months to June 2019	(52.7)					(74.6)					127.7
– Normal taxation	**Six months to June 2020**	**—**					**—**					**—**
	Six months to Dec 2019	(59.3)					(85.3)					—
	Six months to June 2019	3.6					5.2					—
– Royalties	**Six months to June 2020**	**(20.6)**					**(31.4)**					**(12.9)**
	Six months to Dec 2019	(16.4)					(23.9)					(14.3)
	Six months to June 2019	(14.1)					(20.0)					(8.4)
– Deferred taxation	**Six months to June 2020**	**(68.3)**					**(104.0)**					**244.7**
	Six months to Dec 2019	28.0					39.3					(86.7)
	Six months to June 2019	(42.2)					(59.8)					136.1
Profit/(loss) before non-recurring items	**Six months to June 2020**	**158.7**					**241.1**					**(600.8)**
	Six months to Dec 2019	85.0					124.1					434.6
	Six months to June 2019	88.0					124.6					(342.3)
Non-recurring items	**Six months to June 2020**	**(0.4)**					**(0.7)**					**(14.7)**
	Six months to Dec 2019	(13.5)					(19.4)					13.3
	Six months to June 2019	(0.2)					(0.3)					(1.2)
Net profit/(loss)	**Six months to June 2020**	**158.3**					**240.4**					**(615.5)**
	Six months to Dec 2019	71.5					104.7					447.9
	Six months to June 2019	87.8					124.3					(343.5)
Capital expenditure	**Six months to June 2020**	**(106.0)**	**(37.4)**	**(26.4)**	**(32.1)**	**(10.0)**	**(161.4)**	**(57.0)**	**(40.3)**	**(48.9)**	**(15.3)**	**(241.6)**
	Six months to Dec 2019	(115.9)	(47.6)	(21.4)	(39.7)	(7.2)	(171.2)	(69.6)	(32.0)	(57.8)	(11.8)	(229.1)
	Six months to June 2019	(202.8)	(50.7)	(54.7)	(32.5)	(64.9)	(287.2)	(71.8)	(77.5)	(46.0)	(91.9)	(250.0)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

1 For Australia, all financial numbers are in Australian Dollar.

2 For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

Δ Excludes Gruyere physicals.

ALL-IN COST (Revised interpretation) (Unreviewed)
World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru — Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	Six months to June 2020	(803.8)	(803.8)	(752.5)	(102.5)	(310.7)	(156.0)	(103.3)	(51.3)	(79.5)
	Six months to Dec 2019	(810.5)	(810.5)	(766.2)	(127.5)	(288.8)	(159.5)	(84.9)	(44.4)	(87.3)
	Six months to June 2019	(742.9)	(742.9)	(700.3)	(118.5)	(278.4)	(170.3)	(65.5)	(42.6)	(81.2)
Gold inventory change	Six months to June 2020	(5.2)	(5.2)	(14.8)	(0.8)	3.6	(6.1)	0.1	9.6	0.8
	Six months to Dec 2019	35.4	35.4	37.3	2.5	1.4	1.3	2.0	(1.9)	5.9
	Six months to June 2019	6.1	6.1	5.6	1.2	20.3	13.1	6.8	0.5	—
Royalties	Six months to June 2020	(52.4)	(52.4)	(47.7)	(0.8)	(28.3)	(17.9)	(5.8)	(4.6)	(2.7)
	Six months to Dec 2019	(44.4)	(44.4)	(40.1)	(1.0)	(24.2)	(14.4)	(5.6)	(4.2)	(2.8)
	Six months to June 2019	(37.1)	(37.1)	(33.6)	(0.6)	(19.7)	(11.5)	(4.7)	(3.5)	(2.7)
Realised gains/(losses) on commodity cost hedges	Six months to June 2020	(4.4)	(4.4)	(4.4)	—	(2.9)	(2.2)	(0.7)	—	—
	Six months to Dec 2019	4.0	4.0	4.0	—	2.5	1.8	0.7	—	—
	Six months to June 2019	4.5	4.5	4.5	—	2.9	2.1	0.8	—	—
Community/social responsibility costs	Six months to June 2020	(3.9)	(3.9)	(3.9)	(0.5)	(2.7)	(2.5)	(0.2)	—	(0.7)
	Six months to Dec 2019	(5.5)	(5.5)	(5.5)	(0.6)	(3.7)	(3.3)	(0.4)	—	(1.2)
	Six months to June 2019	(12.6)	(12.6)	(12.5)	(1.1)	(9.3)	(8.5)	(0.7)	(0.1)	(2.2)
Non-cash remuneration – share-based payments	Six months to June 2020	(6.8)	(2.9)	(2.9)	0.7	(1.5)	(1.6)	0.1	—	(0.7)
	Six months to Dec 2019	(9.5)	(3.5)	(3.5)	1.2	(2.6)	(1.6)	(0.9)	—	—
	Six months to June 2019	(11.2)	(6.4)	(6.4)	(0.5)	(2.6)	(1.7)	(0.9)	—	(1.1)
Cash remuneration (long-term incentive plan)	Six months to June 2020	(25.4)	(21.7)	(21.7)	(2.2)	(5.9)	(4.2)	(1.7)	—	(4.3)
	Six months to Dec 2019	(2.6)	(2.3)	(2.3)	(1.0)	(1.1)	(0.6)	(0.4)	—	0.2
	Six months to June 2019	(5.8)	(4.2)	(4.2)	(0.7)	(1.0)	(0.7)	(0.3)	—	(0.6)
Other	Six months to June 2020	(0.4)	(0.4)	(0.4)	—	(0.4)	—	(0.4)	—	—
	Six months to Dec 2019	(0.9)	(0.9)	(0.9)	—	—	—	—	—	(0.9)
	Six months to June 2019	(2.5)	(1.6)	(1.6)	—	—	—	—	—	(1.6)
By-product credits	Six months to June 2020	64.5	64.5	64.3	0.2	0.7	0.5	—	0.2	62.9
	Six months to Dec 2019	81.2	81.2	81.0	0.2	1.0	0.8	—	0.2	79.5
	Six months to June 2019	87.3	87.3	87.1	0.1	1.1	0.9	0.1	0.2	85.6
Rehabilitation amortisation and interest	Six months to June 2020	(12.2)	(12.2)	(12.1)	(0.1)	(4.3)	(3.2)	(1.0)	(0.1)	(3.5)
	Six months to Dec 2019	(10.1)	(10.0)	(9.8)	(0.1)	(3.1)	(2.2)	(0.7)	(0.2)	(2.9)
	Six months to June 2019	(10.2)	(10.0)	(9.9)	(0.1)	(2.9)	(2.0)	(0.7)	(0.2)	(3.0)
Sustaining capital expenditure	Six months to June 2020	(185.7)	(184.8)	(179.3)	(14.0)	(76.6)	(67.5)	(3.7)	(5.4)	(8.9)
	Six months to Dec 2019	(170.3)	(168.5)	(161.5)	(15.5)	(66.0)	(57.2)	(1.8)	(7.0)[#]	(29.2)
	Six months to June 2019	(172.0)	(171.3)	(158.7)	(17.6)	(84.8)	(68.3)	(4.0)	(12.5)[#]	(14.6)
Lease payments	Six months to June 2020	(34.9)	(33.8)	(31.5)	(0.1)	(13.7)	(7.7)	(3.7)	(2.4)	(0.6)
	Six months to Dec 2019	(36.2)	(32.5)	(27.8)	(0.1)	(16.2)	(7.8)	(3.7)	(4.7)	(0.6)
	Six months to June 2019	(29.9)	(24.5)	(20.6)	(0.1)	(15.2)	(7.6)	(3.6)	(3.9)	(0.4)
All-in sustaining costs	Six months to June 2020	(1,070.6)	(1,061.0)	(1,007.0)	(120.0)	(442.7)	(268.3)	(120.4)	(54.0)	(37.3)
	Six months to Dec 2019	(969.2)	(957.5)	(895.2)	(142.0)	(400.7)	(242.7)	(95.7)	(62.3)	(39.3)
	Six months to June 2019	(925.9)	(912.7)	(850.6)	(137.8)	(389.7)	(254.6)	(72.8)	(62.2)	(21.5)
Exploration, feasibility and evaluation costs	Six months to June 2020	(22.1)	(2.2)	(0.5)	—	(1.7)	—	—	(1.7)	(0.5)
	Six months to Dec 2019	(32.0)	(5.3)	(1.8)	—	(3.4)	—	—	(3.4)	(1.8)
	Six months to June 2019	(25.5)	(1.1)	(0.3)	—	(0.8)	—	—	(0.8)	(0.3)
Non-sustaining capital expenditure	Six months to June 2020	(63.1)	(43.7)	(36.5)	(0.7)	(11.9)	—	(4.7)	(7.2)	(10.5)
	Six months to Dec 2019	(97.5)	(95.4)	(91.7)	—	(28.5)	—	(24.7)	(3.7)	(10.7)
	Six months to June 2019	(199.6)	(134.7)	(131.2)	—	(49.2)	—	(45.7)	(3.5)	(1.7)
Total all-in cost	Six months to June 2020	(1,155.8)	(1,106.9)	(1,044.0)	(120.7)	(456.3)	(268.3)	(125.0)	(62.9)	(48.3)
	Six months to Dec 2019	(1,098.7)	(1,058.1)	(988.7)	(142.0)	(432.6)	(242.7)	(120.5)	(69.4)	(51.8)
	Six months to June 2019	(1,151.0)	(1,048.5)	(981.9)	(137.8)	(439.7)	(254.6)	(118.6)	(66.5)	(23.6)
Total all-in sustaining cost	Six months to June 2020	(1,070.6)	(1,061.0)	(1,007.0)	(120.0)	(442.7)	(268.3)	(120.4)	(54.0)	(37.3)
	Six months to Dec 2019	(969.2)	(957.5)	(895.2)	(142.0)	(400.7)	(242.7)	(95.7)	(62.3)	(39.3)
	Six months to June 2019	(925.9)	(912.7)	(850.6)	(137.8)	(389.7)	(254.6)	(72.8)	(62.2)	(21.5)
Gold only ounces sold – (000 ounces)	Six months to June 2020	1,085.0	1,085.0	1,026.9	97.8	417.6	271.7	87.8	58.1	68.1
	Six months to Dec 2019	1,072.1	1,072.1	1,014.0	131.9	402.8	248.1	96.6	58.1	78.4
	Six months to June 2019	1,040.5	1,040.5	986.6	90.1	436.6	270.9	111.8	53.9	81.3
AISC per ounce of gold sold US$/oz	Six months to June 2020	987	978	981	1,227	1,060	988	1,371	929	547
	Six months to Dec 2019	904	893	883	1,076	995	978	991	1,072	501
	Six months to June 2019	891	877	862	1,529	892	940	652	1,155	264
Total all-in cost	Six months to June 2020	(1,155.8)	(1,106.9)	(1,044.0)	(120.7)	(456.3)	(268.3)	(125.0)	(62.9)	(48.3)
	Six months to Dec 2019	(1,098.7)	(1,058.1)	(988.7)	(142.0)	(432.6)	(242.7)	(120.5)	(69.4)	(51.8)
	Six months to June 2019	(1,151.0)	(1,048.5)	(981.9)	(137.8)	(439.7)	(254.6)	(118.6)	(66.5)	(23.6)
Gold only ounces sold – (000 ounces)	Six months to June 2020	1,085.0	1,085.0	1,026.9	97.8	417.6	271.7	87.8	58.1	68.1
	Six months to Dec 2019	1,072.1	1,072.1	1,014.0	131.9	402.8	248.1	96.6	58.1	78.4
	Six months to June 2019	1,040.5	1,040.5	986.6	90.1	436.6	270.9	111.8	53.9	81.3
AIC per ounce of gold sold US$/oz	Six months to June 2020	1,065	1,020	1,017	1,234	1,093	988	1,425	1,083	709
	Six months to Dec 2019	1,025	987	975	1,076	1,074	978	1,247	1,195	661
	Six months to June 2019	1,106	1,008	995	1,529	1,007	940	1,061	1,235	290

The comparatives for the six months ended June 2019 and Dec 2019 have been updated to the New Interpretation of the WCG AIC standard.

[#] Includes Gold Fields 45% share of deferred stripping of US$1.8m (100% basis US$4.0m) and US$10.5m (100% basis US$23.4m) for the six months ended 30 June 2020 and 31 December 2019, respectively.

ALL-IN COST (Revised interpretation) (Unreviewed)
World Gold Council Industry Standard

			United States Dollars				
			Australia Region				
			Australia				
Figures in millions unless otherwise stated		**Total**	**St Ives**	**Agnew**	**Granny Smith**	**Gruyere 50%**	**Corporate and projects**
Cost of sales before gold inventory change and amortisation and depreciation	**Six months to June 2020**	**(311.0)**	**(115.3)**	**(79.1)**	**(81.0)**	**(35.6)**	**—**
	Six months to Dec 2019	(306.9)	(123.0)	(85.0)	(79.9)	(19.1)	—
	Six months to June 2019	(264.9)	(108.2)	(79.6)	(77.1)	—	—
Gold inventory change	**Six months to June 2020**	**(8.7)**	**(8.3)**	**0.1**	**(0.1)**	**(0.4)**	**—**
	Six months to Dec 2019	25.6	16.7	4.5	(1.0)	5.4	—
	Six months to June 2019	(15.5)	(14.2)	(2.0)	0.7	—	—
Royalties	**Six months to June 2020**	**(20.6)**	**(8.1)**	**(4.3)**	**(5.5)**	**(2.7)**	**—**
	Six months to Dec 2019	(16.4)	(6.3)	(3.7)	(5.1)	(1.3)	—
	Six months to June 2019	(14.1)	(6.2)	(3.6)	(4.4)	—	—
Realised gains/losses on commodity cost hedges	**Six months to June 2020**	**(1.5)**	**(0.7)**	**(0.5)**	**(0.3)**	**—**	**—**
	Six months to Dec 2019	1.5	0.9	0.3	0.3	—	—
	Six months to June 2019	1.6	1.0	0.3	0.3	—	—
Community/social responsibility costs	**Six months to June 2020**	**—**	**—**	**—**	**—**	**—**	**—**
	Six months to Dec 2019	—	—	—	—	—	—
	Six months to June 2019	—	—	—	—	—	—
Non-cash remuneration – share-based payments	**Six months to June 2020**	**(1.5)**	**(0.3)**	**(0.3)**	**(0.4)**	**(0.4)**	**(3.8)**
	Six months to Dec 2019	(2.1)	(0.9)	(0.6)	(0.5)	(0.1)	(6.0)
	Six months to June 2019	(2.2)	(0.8)	(0.6)	(0.8)	—	(4.8)
Cash remuneration (long-term incentive plan)	**Six months to June 2020**	**(9.2)**	**(3.3)**	**(2.4)**	**(2.7)**	**(0.8)**	**(3.7)**
	Six months to Dec 2019	(0.4)	(0.1)	(0.1)	(0.1)	(0.1)	(0.3)
	Six months to June 2019	(2.0)	(0.8)	(0.6)	(0.6)	—	(1.6)
Other	**Six months to June 2020**	**—**	**—**	**—**	**—**	**—**	**—**
	Six months to Dec 2019	—	—	—	—	—	—
	Six months to June 2019	—	—	—	–	—	(0.9)
By-product credits	**Six months to June 2020**	**0.7**	**0.3**	**0.1**	**0.1**	**0.2**	**—**
	Six months to Dec 2019	0.6	0.3	0.1	0.1	0.1	—
	Six months to June 2019	0.5	0.3	0.1	0.1	—	—
Rehabilitation amortisation and interest	**Six months to June 2020**	**(4.3)**	**(1.7)**	**(0.8)**	**(1.0)**	**(0.8)**	**—**
	Six months to Dec 2019	(4.0)	(2.0)	(0.6)	(0.8)	(0.6)	(0.1)
	Six months to June 2019	(4.1)	(2.1)	(1.2)	(0.8)	—	(0.2)
Sustaining capital expenditure	**Six months to June 2020**	**(85.3)**	**(33.6)**	**(21.7)**	**(20.6)**	**(9.5)**	**(0.9)**
	Six months to Dec 2019	(57.7)	(22.0)	(14.9)	(15.6)	(5.2)	(1.8)
	Six months to June 2019	(54.2)	(23.5)	(20.8)	(9.9)	—	(0.7)
Lease payments	**Six months to June 2020**	**(19.4)**	**(3.3)**	**(5.6)**	**(6.4)**	**(4.2)**	**(1.1)**
	Six months to Dec 2019	(15.6)	(3.4)	(3.5)	(6.5)	(2.2)	(3.7)
	Six months to June 2019	(8.8)	(2.9)	(1.1)	(4.8)	—	(5.3)
All-in sustaining costs	**Six months to June 2020**	**(461.0)**	**(174.2)**	**(114.6)**	**(118.0)**	**(54.2)**	**(9.6)**
	Six months to Dec 2019	(375.5)	(139.8)	(103.4)	(109.3)	(23.0)	(11.8)
	Six months to June 2019	(363.7)	(157.4)	(109.0)	(97.3)	—	(13.5)
Exploration, feasibility and evaluation costs	**Six months to June 2020**	**—**	**—**	**—**	**—**	**—**	**(19.9)**
	Six months to Dec 2019	—	—	—	—	—	(26.7)
	Six months to June 2019	—	—	—	—	—	(24.4)
Non-sustaining capital expenditure	**Six months to June 2020**	**(20.7)**	**(3.9)**	**(4.7)**	**(11.5)**	**(0.6)**	**(19.4)**
	Six months to Dec 2019	(56.3)	(25.6)	(6.6)	(24.1)	—	(2.1)
	Six months to June 2019	(83.7)	(27.2)	(33.9)	(22.6)	—	(64.9)
Total all-in cost	**Six months to June 2020**	**(481.7)**	**(178.1)**	**(119.4)**	**(129.5)**	**(54.7)**	**(48.9)**
	Six months to Dec 2019	(431.8)	(165.4)	(109.9)	(133.4)	(23.1)	(40.6)
	Six months to June 2019	(447.4)	(184.6)	(142.9)	(119.9)	—	(102.5)
Total all-in sustaining cost	**Six months to June 2020**	**(461.0)**	**(174.2)**	**(114.6)**	**(118.0)**	**(54.2)**	**(9.6)**
	Six months to Dec 2019	(375.5)	(139.8)	(103.4)	(109.3)	(23.0)	(11.8)
	Six months to June 2019	(363.7)	(157.4)	(109.0)	(97.3)	—	(13.5)
Gold only ounces sold – (000 ounces)	**Six months to June 2020**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**—**
	Six months to Dec 2019	458.9	180.1	104.1	140.9	33.7	—
	Six months to June 2019	432.5	183.2	115.4	133.9	—	—
AISC per ounce of gold sold US$/oz	**Six months to June 2020**	**919**	**884**	**1,086**	**881**	**833**	**—**
	Six months to Dec 2019	818	776	993	775	683	—
	Six months to June 2019	841	859	944	727	—	—
Total all-in cost	**Six months to June 2020**	**(481.7)**	**(178.1)**	**(119.4)**	**(129.5)**	**(54.7)**	**(48.9)**
	Six months to Dec 2019	(431.8)	(165.4)	(109.9)	(133.4)	(23.1)	(40.6)
	Six months to June 2019	(447.4)	(184.6)	(142.9)	(119.9)	—	(102.5)
Gold only ounces sold – (000 ounces)	**Six months to June 2020**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**—**
	Six months to Dec 2019	458.9	180.1	104.1	140.9	33.7	—
	Six months to June 2019	432.5	183.2	115.4	133.9	—	—
AIC per ounce of gold sold US$/oz	**Six months to June 2020**	**960**	**904**	**1,131**	**967**	**842**	**—**
	Six months to Dec 2019	941	918	1,056	946	684	—
	Six months to June 2019	1,035	1,008	1,238	895	—	—

The comparatives for the six months ended June 2019 and Dec 2019 have been updated to the New Interpretation of the WCG AIC standard

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Revised Interpretation)
World Gold Council Industry Standard

United States Dollars

Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko	South America Region — Peru — Cerro Corona
All-in sustaining costs (per table on page 40)	**Six months to June 2020**	**(1,070.6)**	**(1,061.0)**	**(1,007.0)**	**(120.0)**	**(442.7)**	**(268.3)**	**(120.4)**	**(54.0)**	**(37.3)**
	Six months to Dec 2019	(969.2)	(957.5)	(895.2)	(142.0)	(400.7)	(242.7)	(95.7)	(62.3)	(39.3)
	Six months to June 2019	(925.9)	(912.7)	(850.6)	(137.8)	(389.7)	(254.6)	(72.8)	(62.2)	(21.5)
Add back by-product credits	**Six months to June 2020**	**(64.5)**	**(64.5)**	**(64.3)**	**(0.2)**	**(0.7)**	**(0.5)**	**—**	**(0.2)**	**(62.9)**
	Six months to Dec 2019	(81.2)	(81.2)	(81.0)	(0.2)	(1.0)	(0.8)	—	(0.2)	(79.5)
	Six months to June 2019	(87.3)	(87.3)	(87.1)	(0.1)	(1.1)	(0.9)	(0.1)	(0.2)	(85.6)
All-in sustaining costs gross of by-product credits	**Six months to June 2020**	**(1,135.0)**	**(1,125.5)**	**(1,071.3)**	**(120.2)**	**(443.4)**	**(268.8)**	**(120.4)**	**(54.2)**	**(100.2)**
	Six months to Dec 2019	(1,050.4)	(1,038.7)	(976.2)	(142.2)	(401.7)	(243.5)	(95.7)	(62.5)	(118.8)
	Six months to June 2019	(1,013.2)	(1,000.0)	(937.7)	(137.9)	(390.8)	(255.5)	(72.9)	(62.4)	(107.1)
Gold equivalent ounces sold	**Six months to June 2020**	**1,129.9**	**1,129.9**	**1,071.8**	**97.8**	**417.6**	**271.7**	**87.8**	**58.1**	**113.0**
	Six months to Dec 2019	1,134.2	1,134.2	1,076.1	131.9	402.8	248.1	96.6	58.1	140.5
	Six months to June 2019	1,115.7	1,115.7	1,061.8	90.1	436.6	270.9	111.8	53.9	156.4
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2020**	**1,005**	**996**	**1,000**	**1,229**	**1,062**	**989**	**1,372**	**933**	**887**
	Six months to Dec 2019	926	916	907	1,078	997	981	991	1,076	846
	Six months to June 2019	908	896	883	1,531	895	943	652	1,158	685
All-in cost (per table on page 40)	**Six months to June 2020**	**(1,155.8)**	**(1,106.9)**	**(1,044.0)**	**(120.7)**	**(456.3)**	**(268.3)**	**(125.0)**	**(62.9)**	**(48.3)**
	Six months to Dec 2019	(1,098.7)	(1,058.1)	(988.7)	(142.0)	(432.6)	(242.7)	(120.5)	(69.4)	(51.8)
	Six months to June 2019	(1,151.0)	(1,048.5)	(981.9)	(137.8)	(439.7)	(254.6)	(118.6)	(66.5)	(23.6)
Add back by-product credits	**Six months to June 2020**	**(64.5)**	**(64.5)**	**(64.3)**	**(0.2)**	**(0.7)**	**(0.5)**	**—**	**(0.2)**	**(62.9)**
	Six months to Dec 2019	(81.2)	(81.2)	(81.0)	(0.2)	(1.0)	(0.8)	—	(0.2)	(79.5)
	Six months to June 2019	(87.3)	(87.3)	(87.1)	(0.1)	(1.1)	(0.9)	(0.1)	(0.2)	(85.6)
All-in cost gross of by-product credits	**Six months to June 2020**	**(1,220.3)**	**(1,171.4)**	**(1,108.3)**	**(120.9)**	**(457.0)**	**(268.8)**	**(125.1)**	**(63.1)**	**(111.2)**
	Six months to Dec 2019	(1,179.9)	(1,139.3)	(1,069.7)	(142.2)	(433.6)	(243.5)	(120.5)	(69.6)	(131.3)
	Six months to June 2019	(1,238.3)	(1,135.8)	(1,069.0)	(138.0)	(440.8)	(255.4)	(118.6)	(66.7)	(109.1)
Gold equivalent ounces sold	**Six months to June 2020**	**1,129.9**	**1,129.9**	**1,071.8**	**97.8**	**417.6**	**271.7**	**87.8**	**58.1**	**113.0**
	Six months to Dec 2019	1,134.2	1,134.2	1,076.1	131.9	402.8	248.1	96.6	58.1	140.5
	Six months to June 2019	1,115.7	1,115.7	1,061.8	90.1	436.6	270.9	111.8	53.9	156.4
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2020**	**1,080**	**1,037**	**1,034**	**1,236**	**1,094**	**989**	**1,425**	**1,086**	**984**
	Six months to Dec 2019	1,040	1,004	994	1,078	1,076	981	1,247	1,198	935
	Six months to June 2019	1,110	1,018	1,007	1,530	1,010	943	1,061	1,238	698

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Revised Interpretation)

World Gold Council Industry Standard

			United States Dollars				
			Australia Region				
			Australia				
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
All-in sustaining costs (per table on page 41)	**Six months to June 2020**	**(461.0)**	**(174.2)**	**(114.6)**	**(118.0)**	**(54.2)**	**(9.6)**
	Six months to Dec 2019	(375.5)	(139.8)	(103.4)	(109.3)	(23.0)	(11.8)
	Six months to June 2019	(363.7)	(157.4)	(109.0)	(97.3)	—	(13.5)
Add back by-product credits	**Six months to June 2020**	**(0.7)**	**(0.3)**	**(0.1)**	**(0.1)**	**(0.2)**	**—**
	Six months to Dec 2019	(0.6)	(0.3)	(0.1)	(0.1)	(0.1)	—
	Six months to June 2019	(0.5)	(0.3)	(0.1)	(0.1)	—	—
All-in sustaining costs gross of by-product credits	**Six months to June 2020**	**(461.7)**	**(174.5)**	**(114.7)**	**(118.1)**	**(54.3)**	**(9.6)**
	Six months to Dec 2019	(376.1)	(140.1)	(103.5)	(109.4)	(23.1)	(11.8)
	Six months to June 2019	(364.2)	(157.7)	(109.1)	(97.4)	—	(13.5)
Gold equivalent ounces sold	**Six months to June 2020**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**—**
	Six months to Dec 2019	458.9	180.1	104.1	140.9	33.7	—
	Six months to June 2019	432.5	183.2	115.4	133.9	—	—
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2020**	**921**	**886**	**1,088**	**881**	**836**	**—**
	Six months to Dec 2019	820	778	994	776	685	—
	Six months to June 2019	842	861	945	727	—	—
All-in cost (per table on page 41)	**Six months to June 2020**	**(481.7)**	**(178.1)**	**(119.4)**	**(129.5)**	**(54.7)**	**(48.9)**
	Six months to Dec 2019	(431.8)	(165.4)	(109.9)	(133.4)	(23.1)	(40.6)
	Six months to June 2019	(447.4)	(184.6)	(142.9)	(119.9)	—	(102.5)
Add back by-product credits	**Six months to June 2020**	**(0.7)**	**(0.3)**	**(0.1)**	**(0.1)**	**(0.2)**	**—**
	Six months to Dec 2019	(0.6)	(0.3)	(0.1)	(0.1)	(0.1)	—
	Six months to June 2019	(0.5)	(0.3)	(0.1)	(0.1)	—	—
All-in cost gross of by-product credits	**Six months to June 2020**	**(482.4)**	**(178.4)**	**(119.5)**	**(129.6)**	**(54.9)**	**(48.9)**
	Six months to Dec 2019	(432.4)	(165.7)	(110.0)	(133.5)	(23.2)	(40.6)
	Six months to June 2019	(447.9)	(184.9)	(143.0)	(119.9)	—	(102.5)
Gold equivalent ounces sold	**Six months to June 2020**	**501.5**	**197.1**	**105.5**	**133.9**	**65.0**	**—**
	Six months to Dec 2019	458.9	180.1	104.1	140.9	33.7	—
	Six months to June 2019	432.5	183.2	115.4	133.9	—	—
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**Six months to June 2020**	**962**	**905**	**1,133**	**967**	**844**	**—**
	Six months to Dec 2019	942	920	1,057	947	688	—
	Six months to June 2019	1,036	1,009	1,239	896	—	—

UNDERGROUND AND SURFACE

UNDERGROUND AND SURFACE

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)														
Six months to	**June 2020**	**2,904**	**2,904**	**490**	**—**	**—**	**—**	**—**	**—**	**2,413**	**842**	**702**	**870**	**—**
– underground ore	Dec 2019	2,893	2,893	631	—	—	—	—	—	2,263	682	693	888	—
	June 2019	2,490	2,490	430	—	—	—	—	—	2,060	646	591	824	—
Six months to	**June 2020**	**1,148**	**1,148**	**16**	**—**	**—**	**—**	**—**	**—**	**1,132**	**444**	**396**	**291**	**—**
– underground waste	Dec 2019	1,100	1,100	25	—	—	—	—	—	1,075	462	279	333	—
	June 2019	1,212	1,212	52	—	—	—	—	—	1,160	464	398	298	—
Six months to	**June 2020**	**17,690**	**16,218**	**—**	**10,025**	**6,343**	**2,211**	**1,472**	**4,260**	**3,405**	**1,424**	**—**	**—**	**1,981**
– surface ore	Dec 2019	18,656	17,526	—	11,281	7,016	1,983	1,129	4,343	4,184	2,034	—	—	2,150
	June 2019	18,491	17,339	—	11,862	8,013	2,697	1,152	3,681	2,948	1,718	—	—	1,230
Six months to	**June 2020**	**21,742**	**20,270**	**506**	**10,025**	**6,343**	**2,211**	**1,472**	**4,260**	**6,950**	**2,710**	**1,098**	**1,161**	**1,981**
– total	Dec 2019	22,649	21,520	656	11,281	7,016	1,983	1,129	4,343	7,522	3,178	972	1,221	2,150
	June 2019	22,193	21,041	482	11,862	8,013	2,697	1,152	3,681	6,168	2,828	989	1,122	1,230
Grade mined (grams per tonne)														
Six months to	**June 2020**	**5.3**	**5.3**	**6.3**	**—**	**—**	**—**	**—**	**—**	**5.1**	**5.1**	**5.1**	**5.2**	**—**
– underground ore	Dec 2019	5.1	5.1	6.1	—	—	—	—	—	4.9	4.1	5.3	5.1	—
	June 2019	5.4	5.4	6.3	—	—	—	—	—	5.2	4.0	6.2	5.5	—
Six months to	**June 2020**	**1.2**	**1.2**	**—**	**1.4**	**1.3**	**1.5**	**1.5**	**0.8**	**1.2**	**1.4**	**—**	**—**	**1.1**
– surface ore	Dec 2019	1.2	1.2	—	1.2	1.2	1.6	1.6	1.0	1.4	1.8	—	—	0.9
	June 2019	1.3	1.3	—	1.3	1.2	1.6	1.5	1.1	1.3	1.7	—	—	0.8
Six months to	**June 2020**	**1.8**	**1.8**	**6.1**	**1.4**	**1.3**	**1.5**	**1.5**	**0.8**	**2.8**	**2.8**	**5.1**	**5.2**	**1.1**
– total	Dec 2019	1.7	1.7	5.9	1.2	1.2	1.6	1.6	1.0	2.6	2.4	5.3	5.1	0.9
	June 2019	1.8	1.8	5.6	1.3	1.2	1.6	1.5	1.1	2.9	2.3	6.2	5.5	0.8
Gold mined (000 ounces)														
Six months to	**June 2020**	**496.8**	**496.8**	**98.8**	**—**	**—**	**—**	**—**	**—**	**398.0**	**138.5**	**113.9**	**145.6**	**—**
– underground ore	Dec 2019	478.6	478.6	123.8	—	—	—	—	—	354.8	90.6	117.6	146.6	—
	June 2019	433.0	433.0	86.6	—	—	—	—	—	346.4	84.0	117.9	144.5	—
Six months to	**June 2020**	**689.0**	**618.3**	**—**	**446.5**	**271.0**	**104.8**	**70.6**	**111.2**	**131.3**	**63.9**	**—**	**—**	**67.4**
– surface ore	Dec 2019	752.6	695.9	—	431.2	273.5	101.0	56.7	139.4	182.0	119.7	—	—	62.3
	June 2019	769.2	714.3	—	512.7	320.9	136.9	54.8	130.5	125.9	93.6	—	—	32.3
Six months to	**June 2020**	**1,185.8**	**1,115.1**	**98.8**	**446.5**	**271.0**	**104.8**	**70.6**	**111.2**	**529.3**	**202.3**	**113.9**	**145.6**	**67.4**
– total	Dec 2019	1,231.3	1,174.6	123.8	431.2	273.5	101.0	56.7	139.4	536.9	210.3	117.6	146.6	62.3
	June 2019	1,202.2	1,147.3	86.6	512.7	320.9	136.9	54.8	130.5	472.3	177.6	117.9	144.5	32.3
Ore milled/treated (000 tonnes)														
Six months to	**June 2020**	**2,891**	**2,891**	**501**	**—**	**—**	**—**	**—**	**—**	**2,390**	**815**	**698**	**877**	**—**
– underground ore	Dec 2019	3,003	3,003	663	—	—	—	—	—	2,340	760	645	935	—
	June 2019	2,546	2,546	435	—	—	—	—	—	2,110	707	586	818	—
Six months to	**June 2020**	**12**	**12**	**12**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
– underground waste	Dec 2019	9	9	9	—	—	—	—	—	—	—	—	—	—
	June 2019	44	44	44	—	—	—	—	—	—	—	—	—	—
Six months to	**June 2020**	**18,670**	**17,303**	**441**	**11,108**	**7,314**	**2,427**	**1,367**	**3,364**	**3,757**	**1,701**	**—**	**—**	**2,057**
– surface ore	Dec 2019	17,356	16,051	454	10,496	6,863	2,328	1,304	3,370	3,036	1,455	—	—	1,581
	June 2019	15,384	14,214	61	10,372	6,886	2,317	1,169	3,348	1,602	1,544	—	—	58
Six months to	**June 2020**	**21,573**	**20,206**	**954**	**11,108**	**7,314**	**2,427**	**1,367**	**3,364**	**6,147**	**2,516**	**698**	**877**	**2,057**
– total	Dec 2019	20,368	19,063	1,126	10,496	6,863	2,328	1,304	3,370	5,376	2,215	645	935	1,581
	June 2019	17,973	16,804	540	10,372	6,886	2,317	1,169	3,348	3,713	2,251	586	818	58
Yield (grams per tonne)														
Six months to	**June 2020**	**4.9**	**4.9**	**6.1**	**—**	**—**	**—**	**—**	**—**	**4.6**	**4.4**	**4.7**	**4.8**	**—**
– underground ore	Dec 2019	4.8	4.8	6.0	—	—	—	—	—	4.5	3.7	5.1	4.7	—
	June 2019	5.2	5.2	6.5	—	—	—	—	—	5.0	3.9	6.0	5.1	—
Six months to	**June 2020**	**1.1**	**1.1**	**0.1**	**1.2**	**1.2**	**1.1**	**1.4**	**1.0**	**1.1**	**1.3**	**—**	**—**	**1.0**
– surface ore	Dec 2019	1.2	1.2	0.1	1.2	1.1	1.3	1.4	1.3	1.4	2.0	—	—	1.0
	June 2019	1.4	1.4	0.3	1.3	1.2	1.5	1.5	1.5	1.9	2.0	—	—	—
Six months to	**June 2020**	**1.6**	**1.6**	**3.3**	**1.2**	**1.2**	**1.1**	**1.4**	**1.0**	**2.5**	**2.3**	**4.7**	**4.8**	**1.0**
– combined	Dec 2019	1.8	1.8	3.6	1.2	1.1	1.3	1.4	1.3	2.8	2.6	5.1	4.7	1.0
	June 2019	1.9	2.0	5.3	1.3	1.2	1.5	1.5	1.5	3.6	2.6	6.0	5.1	—
Gold produced (000 ounces)														
Six months to	**June 2020**	**454.5**	**454.5**	**98.9**	**—**	**—**	**—**	**—**	**—**	**355.5**	**115.5**	**105.9**	**134.1**	**—**
– underground ore	Dec 2019	466.5	466.5	128.4	—	—	—	—	—	338.1	91.2	106.1	140.8	—
	June 2019	427.2	427.2	91.0	—	—	—	—	—	336.2	88.9	113.3	134.0	—
Six months to	**June 2020**	**668.7**	**607.8**	**1.5**	**420.4**	**271.7**	**87.8**	**60.9**	**108.7**	**138.2**	**72.5**	**—**	**—**	**65.7**
– surface ore	Dec 2019	681.5	623.7	2.0	402.6	248.1	96.6	57.8	135.6	141.3	91.8	—	—	49.5
	June 2019	694.2	639.1	0.6	437.8	270.9	111.8	55.1	157.1	98.7	98.7	—	—	—
Six months to	**June 2020**	**1,123.2**	**1,062.3**	**100.4**	**420.4**	**271.7**	**87.8**	**60.9**	**108.7**	**493.8**	**188.1**	**105.9**	**134.1**	**65.7**
– total	Dec 2019	1,112.9	1,055.0	130.4	368.1	223.3	86.9	57.8	134.9	479.5	183.0	106.1	140.8	49.5
	June 2019	1,121.5	1,066.3	91.7	437.8	270.9	111.8	55.1	157.1	434.9	187.6	113.3	134.0	—

UNDERGROUND AND SURFACE

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
						Ghana			Peru		Australia			
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)														
Six months to	**June 2020**	**114**	**114**	**193**	**—**	**—**	**—**	**—**	**—**	**97**	**88**	**113**	**92**	**—**
– underground	Dec 2019	121	121	191	—	—	—	—	—	100	89	134	87	—
	June 2019	130	130	247	—	—	—	—	—	104	88	136	94	—
Six months to	**June 2020**	**25**	**24**	**7**	**28**	**21**	**43**	**38**	**24**	**21**	**26**	**—**	**—**	**17**
– surface	Dec 2019	25	25	2	28	23	36	35	26	25	39	—	—	19
	June 2019	26	26	4	27	25	28	36	24	30	30	—	—	—
Six months to	**June 2020**	**37**	**37**	**107**	**28**	**21**	**43**	**38**	**24**	**51**	**46**	**113**	**92**	**17**
– total	Dec 2019	40	41	115	28	23	36	35	26	58	56	134	87	19
	June 2019	41	42	219	27	25	28	36	24	71	48	136	94	—

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chair) RP Menell[†] (Deputy Chair) NJ Holland[**] (Chief Executive Officer) PA Schmidt[•] (Chief Financial Officer) A Andani[#†]
PJ Bacchus[*†] TP Goodlace[†] C Letton[^†] P Mahanyele-Dabengwa[•] SP Reid[^†] YGH Suleman[†]

[^] Australian [*] British [#] Ghanaian
[†] Independent Director [•] Non-independent Director

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.



GOLD FIELDS

www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 20 August 2020

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer